Teck

PURPOSE
IN ACTION



2022

ANNUAL

REPORT



OUR PURPOSE

To provide the essential resources the world is counting on to make life better while caring for the people, communities and land that we love.

On the cover: Quebrada Blanca Phase 2 Project, Tarapaca Region, Chile, supplying the copper needed for a better, cleaner world.

View our 2022 Sustainability Report



IN THIS REPORT

Our Business

Teck is a diversified resource company committed to responsible mining and mineral development with business units focused on copper, zinc and steelmaking coal. Headquartered in Vancouver, British Columbia (B.C.), Canada, we own or have interests in nine operating mines, a large metallurgical complex, and several significant copper and zinc development projects, all in the Americas. We have expertise across a wide range of activities related to exploration, development, mining and minerals processing, including smelting and refining, health and safety, environmental protection, materials stewardship, recycling and research.

Our corporate strategy is focused on exploring for, acquiring, developing and operating world-class, long-life assets in stable jurisdictions that operate through multiple price cycles. We maximize productivity and efficiency at our existing operations, maintain a strong balance sheet, and are nimble in recognizing and acting on opportunities. The pursuit of sustainability guides our approach to business, and we recognize that our success depends on our ability to ensure safe workplaces, collaborative community relationships and a healthy environment.

Mineral reserve and resource estimates for our properties are disclosed in our most recent Annual Information Form, which is available on our website at www.teck.com, under Teck's profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Forward-Looking Statements

This annual report contains forward-looking statements. Please refer to the "Cautionary Statement on Forward-Looking Statements" on page 66.

All dollar amounts expressed throughout this report are in Canadian dollars unless otherwise noted.



Operations and Development Projects

Copper
1. Highland Valley Copper
2. Antamina
3. Quebrada Blanca
4. Carmen de Andacollo

Zinc
1. Red Dog
2. Trail Operations

Steelmaking Coal
1. Fording River
   Greenhills
   Line Creek
   Elkview

Copper Development Projects
1. HVC 2040
2. Zafranal
3. San Nicolás
4. NewRange Copper Nickel (NorthMet & Mesaba)
5. Quebrada Blanca Mill Expansion (QBME)
6. Galore Creek
7. Schaft Creek
8. NuevaUnión

Zinc Development Projects
1. Anarraaq & Aktigiruq

Copper

We are a significant copper producer in the Americas, with four operating mines in Canada, Chile and Peru, and eight significant copper development projects in North and South America.

Zinc

We are one of the world's largest producers of mined zinc, with production from the Red Dog mine in Alaska and from the Antamina copper mine in Peru, which has significant zinc co-product production, and one significant zinc development project in Alaska. We also own one of the world's largest fully integrated zinc and lead smelting and refining facilities in British Columbia, Canada.

Steelmaking Coal

We are the world's second-largest seaborne exporter of steelmaking coal, with four low-carbon intensity[1] operations in British Columbia, Canada that have significant high-quality steelmaking coal reserves.

[1] Carbon intensity in this context refers to the GHG emissions per tonne of product produced (e.g., GHG per tonne of steelmaking coal).

2022 Highlights

Safety

- Our High-Potential Incident Frequency for the full year of 2022 was the lowest ever, at a rate of 0.10, down 23% compared to 2021

Financial

- Adjusted profit attributable to shareholders[2] was a record $4.9 billion or $9.25 per share[2] for the year
- Profit from continuing operations attributable to shareholders was a record $4.1 billion or $7.77 per share for the year
- Adjusted EBITDA[2] was a record $9.6 billion for the year; profit before tax from continuing operations was $6.6 billion for the year
- We generated cash flows from operations of $8.0 billion in the year, ending the year with a cash balance of $1.9 billion
- On February 18, 2023, the Board approved a $0.625 per share dividend, including a $0.50 per share supplemental dividend, and authorized up to a $250 million share buyback

Operating and Development

- At Quebrada Blanca Phase 2, we are in commissioning of Line 1 at the concentrator and making final preparations to feed ore to the mills
- We completed the sale of our interest in Fort Hills to Suncor Energy Inc. (Suncor) and TotalEnergies EP Canada Ltd. (TotalEnergies) for aggregate gross proceeds of approximately $1 billion in cash on February 2, 2023
- We completed the previously announced 50:50 joint venture with PolyMet Mining Corp. to form NewRange Copper Nickel LLC to advance the NorthMet project and the Mesaba mineral deposit, and we anticipate completing the proposed San Nicolás joint venture in the second quarter of 2023
- We completed a previously announced agreement to sell Quintette steelmaking coal mine in the first quarter of 2023
- We announced in February 2023 the reorganization of our business to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd.
- We also announced in February 2023 a proposed six-year sunset for the multiple voting rights attached to the Class A common shares of Teck

Sustainability

- Secured 100% clean, renewable energy for QB2, starting in 2025, by entering into a long-term clean power purchase agreement with AES Andes
- Set a goal to become a nature positive company through actions including conserving or rehabilitating at least three hectares for every one hectare affected by our mining activities
- Named to the S&P Dow Jones Sustainability World Index for the 13th consecutive year and ranked #1 in the Metals and Mining industry category on the underlying 2022 S&P Corporate Sustainability Assessment
- Recognized as one of the 2022 Global 100 Most Sustainable Corporations by Corporate Knights

	Revenue	Profit Attributable to Shareholders	Adjusted Profit Attributable to Shareholders[1,2,3]	Cash Flow from Operations
2022	**$17.3 billion**	**$3.3 billion**	**$4.9 billion**	**$8.0 billion**
2021	$12.8 billion	$2.9 billion	$3.1 billion	$4.7 billion
2020	$8.9 billion	$(0.9) billion	$0.6 billion	$1.6 billion
2019	$11.9 billion	$(0.6) billion	$1.7 billion	$3.5 billion
2018	$12.6 billion	$3.1 billion	$2.4 billion	$4.4 billion

[1] Amount for the year ended December 31, 2021 is as previously reported.
[2] Amount for the year ended December 31, 2022 is the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
[3] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

[2] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.



Letter from the Chair

Sheila A. Murray
Chair of the Board

To the Shareholders

I am pleased to present Teck's Annual Report for 2022, a year that saw significant progress in ensuring the health and safety of our people, growing the business for the future, and creating strong value for our shareholders, all while responsibly delivering the critical minerals necessary for the modern world and the low-carbon transition.

2022 also saw the culmination of a multi-year succession process, when we welcomed Teck's new CEO, Jonathan Price, and President and Chief Operating Officer, Red Conger. On behalf of the Board, I want to give a heartfelt thank you to former President & CEO Don Lindsay, who announced his retirement in July after more than 17 years at Teck.

Teck is well positioned for continued growth and value generation, building on the strategy and foundation Don worked to put in place. His focus on health and safety, sustainability, and the value that responsible resource development can deliver for the world are legacies that live on in Teck's DNA.

Teck's Board of Directors was also pleased to welcome new directors Sarah Strunk, Paul Schiodtz, and Yoshihiro Sagawa to our Board in 2022. We would like to thank Ken Pickering and Toru Higo, who both retired from the Board this past year, for their contributions to Teck during their tenures.

On behalf of the Board of Directors, I want to thank the hard-working teams across Teck for their dedication and commitment, which led to significant results for 2022, including:

· Progressing our flagship copper growth project, Quebrada Blanca Phase 2, into commissioning and ramp up;

· Advancing our industry-leading portfolio of near and medium-term copper growth projects;

· Achieving record annual financial results including adjusted profit attributable to shareholders[3] of $4.9 billion or $9.25 per share[3] for the year;

· Returning record cash to shareholders, paying dividends of $532 million, and returning $1.4 billion through share buybacks; and

· Ranking first in our industry in the S&P Global Corporate Sustainability Assessment; and being named to the Global 100 Most Sustainable Corporations list by Corporate Knights for the fifth straight year.

It is against the backdrop of these accomplishments that we undertake the next chapter – the proposed separation of our base metals and steelmaking coal businesses to create two world class, independent companies – Teck Metals and Elk Valley Resources (EVR). We announced this transaction on February 21, 2023 and you will be asked to vote to approve it at a meeting on April 26, 2023. At the same time we also announced a change to our capital structure with the introduction of a six-year sunset on the multiple voting shares. This will also be voted on by you on April 26, 2023.

[3] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Teck's Board firmly believes that the separation of our businesses will allow both businesses to achieve their full potential and provide shareholders with the choice for portfolio allocation to commodities with unique fundamentals and value propositions. Further, we fully support the proposed removal of our dual class share structure as an important step to modernize Teck's governance.

In closing, I want to express my gratitude to all of our stakeholders including our employees, customers, suppliers, and governments, the Indigenous Peoples and the communities where we operate and of course, you our shareholders. These relationships are fundamental not only to Teck's current and future success, but our ability to keep living up to our purpose: to provide the essential resources the world is counting on to make life better while caring for the people, communities and land that we love.

I want you to know that Teck will remain focused on continuing to build for the future and generating long-term value, while responsibly supplying the metals and minerals needed to build a better world.

Sheila A. Murray
Chair of the Board
Vancouver, B.C., Canada
February 21, 2023



Letter from the CEO

Jonathan H. Price
Chief Executive Officer

To the Shareholders

2022 was a transformational year as we successfully executed on our copper growth strategy, while also achieving a number of financial performance records, setting new climate and nature goals and enhancing operational excellence across our company. As demand for critical minerals increases, we are better positioned than ever before to help meet that demand. Without question, we are putting our *purpose in action,* providing the essential resources the world needs, while caring for our people, communities, and the environment.

Health and Safety Performance

Everything we do begins with our commitment to the health and safety of our people. In 2022, our High Potential Incident Frequency was the lowest ever at a rate of 0.10, down 23% compared to 2021, and we did not have any fatalities across our operations and projects.

Financial Performance

Driven by the continued strong commodity price environment, Teck achieved record annual financial results for the second straight year including adjusted profit attributable to shareholders[4] of $4.9 billion or $9.25 per share[4] for the year, profit from continuing operations attributable to shareholders of $4.1 billion or $7.77 per share, and adjusted EBITDA[4] of $9.6 billion.

We ended the year with $1.9 billion of cash and $7.3 billion of liquidity, and our balance sheet is strong. We also returned record cash to shareholders through dividends of $532 million and $1.4 billion through share buybacks.

Advancing Copper Growth

In 2022, we focused on advancing Teck's copper growth strategy. And in 2023, we will take our biggest step forward yet, as our flagship QB2 project ramps up to full production. One of the world's largest undeveloped copper resources, QB2 will transform Teck into a top 20 producer of a critical metal that is in strong demand and essential for the global low-carbon transition.

We also progressed our industry-leading pipeline of copper growth options, announcing an agreement with Agnico Eagle to become 50/50 joint partners in our San Nicolás copper-zinc development project in Zacatecas, Mexico; and finalizing a 50/50 partnership with PolyMet Mining Corp to advance PolyMet's NorthMet Project as well as our Mesaba mineral deposit.

Our Quebrada Blanca Mill Expansion (QBME) project continued to advance with a focus on trade-off and feasibility studies as well as the submission of a permit application to the Chilean regulator. QBME will be a significant contributor to our near-term copper growth portfolio with potential first production as early as 2026. Resource and geotechnical drilling will continue in 2023 to support the evaluation of further opportunities to develop the vast Quebrada Blanca resource.

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[4] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Embedding Technology and Innovation

One of the most important ways to bring our purpose to action is through innovation and technology transformation programs, highlighted by our RACE program. We are focused on finding innovative ways to strengthen productivity, health and safety, and sustainability. In 2022, Teck announced that technology initiatives we have implemented are expected to generate approximately $1.1 billion in recurring, annualized benefits through enhanced operational performance, safety, and sustainability.

Sustainability Performance

Our unwavering commitment to sustainability in 2022 saw us become the first mining company to commit to being nature positive by 2030, including through conserving or rehabilitating at least three hectares for every one hectare affected by our mining activities. We moved quickly on making this goal a reality, with investments to conserve ecologically and culturally significant lands in southeast British Columbia and near our QB Operation in Chile. Combined, our investments announced in 2022 protect 51,500 hectares of land, equivalent to four and a half times the size of the City of Vancouver.

In 2022, we expanded our climate action strategy, including setting a new goal to achieve net-zero Scope 2 greenhouse gas emissions by 2025 and an ambition to achieve net-zero Scope 3 emissions by 2050. These goals build on our existing commitment to achieve net-zero emissions across operations by 2050. We took several significant steps towards these targets, including the agreement to secure 100% clean power for QB2, a pilot carbon capture and storage project in Trail, an agreement with SAAM Towage to deploy two electric tugboats at Neptune Terminal in Vancouver, which will be the first electric tugs operating in Canada, and an agreement with Caterpillar to work towards deploying 30 zero-emission large haul trucks at our operations.

Our sustainability performance was recognized by external organizations in 2022, including being ranked first in the S&P Global Corporate Sustainability Assessment in the Mining and Metals industry, ranked first in the Mining and Metals North America sector and third in our region regardless of industry by Moody's ESG, and named to the Global 100 Most Sustainable Corporations list by Corporate Knights for the fifth straight year.

Our People

Our strength continues to be our people. None of last year's accomplishments would have been possible without the passion and dedication of the entire team. In 2022, we bid farewell to several members of our senior management team: Andrew Milner; Peter Rozee; Marcia Smith; Doug Powrie; Kal Ruberg; and of course, Don Lindsay. We welcomed new members to our senior management team: Tyler Mitchelson; Charlene Ripley; Scott Jeffrey; Jason Sangha; and Justin Webb.

Letter from the CEO

For me personally, 2022 was the year I received the privilege of becoming the new CEO of Teck. As someone who has proudly spent my entire career in mining, it is an honour to guide a globally leading organization that is delivering products needed for a modern, low-carbon world.

It goes without saying that Teck is positioned for tremendous long-term success in large part because of the foundation and strategy laid out by my predecessor Don Lindsay.

Creating Two-World Class Companies

Indeed, 2022 laid the foundation for our next chapter. We announced in February 2023 a proposed separation of our base metals and steelmaking coal businesses to create two world class, independent companies – Teck Metals and Elk Valley Resources (EVR). This will provide investors with choice for allocating investment between two businesses which both have compelling, but different, commodity fundamentals and value propositions.

Teck Metals will be a premier, growth-oriented producer of energy transition metals with a top-tier copper development portfolio and a disciplined capital returns policy. EVR will be a pure-play, high-margin steelmaking coal producer focused on long-term cash generation and providing cash returns to shareholders. Both companies will remain committed to strong environmental and social performance.

The separation will simplify the portfolio of each company, allowing for strategic and financial focus, and the ability to pursue tailored capital allocation strategies and achieve their full potential over time.

There is no question that with high-quality operating assets, strong financial foundations, and talented and dedicated employees committed to ensuring safe and responsible operations, both companies will continue to achieve great success while providing essential resources for a better, cleaner world.



Jonathan H. Price
Chief Executive Officer
Vancouver, B.C., Canada
February 21, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on copper, zinc and steelmaking coal, with increasing focus on the development of an industry-leading portfolio of copper and zinc development projects. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are an important producer of copper, one of the world's largest producers of mined zinc and the world's second-largest seaborne exporter of steelmaking coal. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc, nickel and gold.

This Management's Discussion and Analysis of our results of operations is prepared as at February 21, 2023 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2022. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2022 audited annual consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In addition, we use certain financial measures, which are identified throughout the Management's Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See "Use of Non-GAAP Financial Measures and Ratios" on page 57 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS.

This Management's Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading "Cautionary Statement on Forward-Looking Statements" on page 66, which forms part of this Management's Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck's profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Business Unit Results

The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2023.

Five-Year Production Record and Our Estimated Production in 2023

Principal Products		2018	2019	2020	2021	2022	2023 estimate[2]
Copper[1]	thousand tonnes	294	297	276	287	**270**	418
Zinc							
Contained in concentrate[1]	thousand tonnes	705	640	587	607	**650**	665
Refined	thousand tonnes	303	287	305	279	**249**	280
Steelmaking coal	million tonnes	26.2	25.7	21.1	24.6	**21.5**	25.0

Notes:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.
2. Production estimates for 2023 represent the midpoint of our production guidance range. The 2023 copper production guidance includes Quebrada Blanca concentrate production.

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$					
	2022	% chg	2021	% chg	2020	
Copper (LME cash — $/pound)	**$ 3.99**	-6%	$ 4.23	+51%	$ 2.80	
Zinc (LME cash — $/pound)	**1.58**	+16%	1.36	+32%	1.03	
Steelmaking coal (realized — $/tonne)	**355**	+70%	209	+85%	113	
Exchange rate (Bank of Canada)						
US$1 = CAD$	**1.30**	+4%	1.25	-7%	1.34	
CAD$1 = US$	**0.77**	-4%	0.80	+7%	0.75	

Our revenue, gross profit and gross profit before depreciation and amortization, by business unit, for the past three years are summarized in the following table.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
($ in millions)	**2022**	2021	2020	**2022**	2021	2020	**2022**	2021	2020
Copper	**$ 3,381**	$ 3,452	$ 2,419	**$ 1,399**	$ 1,741	$ 859	**$ 1,837**	$ 2,126	$ 1,242
Zinc	**3,526**	3,063	2,700	**771**	688	523	**1,044**	918	815
Steelmaking coal	**10,409**	6,251	3,375	**6,401**	2,785	277	**7,364**	3,657	1,009
Energy[2]	**–**	–	454	**–**	–	(326)	**–**	–	(223)
Total	**$ 17,316**	$ 12,766	$ 8,948	**$ 8,571**	$ 5,214	$ 1,333	**$10,245**	$ 6,701	$ 2,843

Notes:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.
2. Comparative figures for 2021 for the Energy Business Unit have been represented for the classification of Fort Hills as a discontinued operation. 2020 figures have not been represented.

Copper

In 2022, we produced 270,500 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile.

In 2022, our copper business unit accounted for 20% of our revenue and 16% of our gross profit.

	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
($ in millions)	**2022**	2021	2020	**2022**	2021	2020	**2022**	2021	2020
Highland Valley Copper	$ **1,454**	$ 1,440	$ 993	$ **580**	$ 721	$ 331	$ **738**	$ 883	$ 476
Antamina	**1,423**	1,383	868	**818**	828	414	**1,021**	992	566
Carmen de Andacollo	**399**	493	442	**2**	153	95	**73**	209	170
Quebrada Blanca	**105**	136	116	**2**	39	19	**8**	42	30
Other	**–**	–	–	**(3)**	–	–	**(3)**	–	–
Total	$ **3,381**	$ 3,452	$ 2,419	$ **1,399**	$ 1,741	$ 859	$ **1,837**	$ 2,126	$ 1,242

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

	Production[1]			Sales[1]		
(thousand tonnes)	**2022**	2021	2020	**2022**	2021	2020
Highland Valley Copper	**119**	131	119	**127**	124	119
Antamina	**102**	100	86	**101**	99	85
Carmen de Andacollo	**39**	45	58	**39**	45	59
Quebrada Blanca	**10**	11	13	**9**	12	14
Total	**270**	287	276	**276**	280	277

Note:
1. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.

Operations

Highland Valley Copper

Highland Valley Copper Operations is located in south-central B.C. Gross profit was $580 million in 2022, compared with $721 million in 2021 and $331 million in 2020. The decrease from 2021 was primarily the result of lower copper prices and production, and higher operating costs driven by inflationary pressures.

Highland Valley Copper's 2022 copper production was 119,100 tonnes, compared to 130,800 tonnes in 2021. The decrease in 2022 production was primarily a result of lower copper grades, coupled with a decrease in mill throughput driven by processing harder ore, as expected in the mine plan. This was partially offset by an increase in mill recoveries. Production during the fourth quarter of 2022 was impacted by a temporary pit closure as a result of a localized geotechnical instability event that has since been stabilized. Molybdenum production was 10% lower in 2022 at 1.0 million pounds compared to 2021, primarily due to lower grades, as expected in the mine plan.

Copper production in 2023 is anticipated to be between 110,000 and 118,000 tonnes, with a relatively even distribution throughout the year. Copper production from 2024 to 2026 is expected to be between 120,000 and 165,000 tonnes per year. Molybdenum production in 2023 is expected to be between 0.8 million and 1.2 million pounds, with production expected to be between 2.0 million and 6.0 million pounds per year from 2024 to 2026.

Antamina

We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Our share of gross profit in 2022 was $818 million, compared with $828 million in 2021 and $414 million in 2020. Gross profit in 2022 was similar to 2021, as higher zinc prices partly offset reduced zinc production, lower copper prices and higher operating costs due to significant inflationary increases on consumables such as diesel and explosives in 2022.

On a 100% basis, Antamina's copper production in 2022 was 454,800 tonnes, compared to 445,300 tonnes in 2021. Zinc production was 433,000 tonnes in 2022, a decrease from 462,200 tonnes of production in 2021. Copper production rose and zinc production declined in 2022 primarily due to treating more copper-only ore, per the mine plan. In 2022, 100% molybdenum production was 6.9 million pounds, which was 40% higher than in 2021.

In 2022, Antamina submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. The regulatory review process is progressing as scheduled, with approval anticipated in the second half of 2023.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2022, approximately 3.1 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 24.9 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2022.

Our 22.5% share of 2023 production at Antamina is expected to be in the range of 90,000 to 97,000 tonnes of copper, 95,000 to 105,000 tonnes of zinc and 2.2 to 2.6 million pounds of molybdenum. Our share of annual copper production is expected to be between 90,000 and 100,000 tonnes from 2024 to 2026. Our share of zinc production is expected to average between 55,000 and 95,000 tonnes per year during 2024 to 2026, with annual production fluctuating due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 2.0 and 4.0 million pounds between 2024 and 2026.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Gross profit decreased to $2 million in 2022 from $153 million in 2021 and $95 million in 2020. Gross profit decreased in 2022 primarily due to lower copper prices, along with higher unit operating costs driven by high inflation in 2022 on consumables, and lower production and sales volumes as a result of processing lower copper grade material.

Carmen de Andacollo produced 38,600 tonnes of copper contained in concentrate in 2022, compared to 43,500 tonnes in 2021, driven by lower copper grades due to weather events that decreased access to fresh ore feed, resulting in the processing of stockpiled ore with a lower copper grade. Copper cathode production was 900 tonnes in 2022 compared with 1,300 tonnes in 2021. Gold production of 25,900 ounces in 2022 was lower than the 35,800 ounces produced in 2021, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Carmen de Andacollo's production in 2023 is expected to be in the range of 40,000 to 50,000 tonnes of copper. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes for 2024 to 2026.

Quebrada Blanca

Quebrada Blanca is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by ENAMI. ENAMI's 10% preference share interest in QBSA does not require ENAMI to fund capital spending.

Quebrada Blanca Operations

Quebrada Blanca's gross profit in 2022 was $2 million compared with $39 million in 2021 and $19 million in 2020. The decreased gross profit in 2022 compared with 2021 is primarily a result of lower copper prices, higher unit operating costs driven by inflationary pressures on consumables, and lower production and sales volumes, as expected.

Quebrada Blanca produced 9,600 tonnes of copper cathode in 2022, compared to 11,500 tonnes in 2021, with the decrease due to the continued decline of cathode production, as the operation ceased mining in 2018. Copper cathode production is now expected to continue through 2023 using existing leach piles, and we expect 2023 to be the final year of cathode production.

Quebrada Blanca Phase 2

The Quebrada Blanca hypogene deposit is one of the world's largest unexploited copper resources. The operation is expected to have low operating costs, an initial mine life of 27 years and significant potential for further growth. Teck approved the QB2 project for full construction in December 2018 and the project continued to advance construction, pre-operational testing and commissioning through 2022, with first production expected in the first quarter of 2023. The final construction completion and commissioning will support ramp-up to full capacity, which is expected before the end of 2023.

Construction of associated port facilities is ongoing, with the ship loader expected to be in service in the fourth quarter of 2023. Any timing gap between available concentrate and shiploading will be managed through a combination of deliveries to alternate ports and domestic sales.

Construction capital cost guidance remains unchanged from our prior disclosure of US$7.4 to US$7.75 billion. Project development expenditures in 2022 were approximately $3.1 billion. We expect to spend approximately US$900 million to US$1.3 billion of QB2 development capital in 2023. A portion of this capital is related to items outside of the critical path for first copper, including the ship loader and the molybdenum plant.

As noted above, the QB2 project is expected to ramp up to full production capacity before the end of 2023. We expect copper in concentrate production to be between 285,000 and 315,000 tonnes per year for 2024 to 2026, with molybdenum production between 10.0 and 14.0 million pounds per year.

Copper Growth Projects

We continue to actively advance our industry-leading Copper Growth portfolio. The approach is driven by balancing growth and return of capital, value-focused asset de-risking, optimization of funding sources, and prioritization and sequencing of capital investments. As part of our Copper Growth strategy, Teck, together with our partners, continues to advance eight significant copper-dominant base metals assets. We are meeting project, permitting and commercial milestones in order to position Teck with various high-quality development options to maximize value from copper demand well beyond the ramp-up of QB2 and the continued operation of our core copper-producing operations. The Copper Growth portfolio comprises eight assets, namely Highland Valley Copper 2040, Zafranal, San Nicolás, NewRange Copper Nickel (formerly Mesaba and NorthMet), the Quebrada Blanca Mill Expansion (QBME), Galore Creek,

Schaft Creek and NuevaUnión. All assets are located in the Americas in jurisdictions that we are familiar with and where we have experience conducting detailed studies, advancing permitting activities, developing strong community and stakeholder relationships, and operating mines in a productive, sustainable and safe manner.

We continue to advance the Highland Valley Copper 2040 (HVC 2040) project to extend the life of the operation to at least 2040, through an extension of the existing site infrastructure to access and liberate substantial copper-molybdenum mineral resources. HVC 2040 is undergoing a feasibility study, which is targeted for completion in the second half of 2023, and a concurrent environmental assessment application is in progress under the B.C. *Environmental Assessment Act*, with submission planned in the second half of 2023.

Work in 2023 on the Zafranal copper-gold project located in the Arequipa Region of Peru will be focused on completing a regulator-led review of the project's Social and Environmental Impact Assessment (SEIA) permit application, as well as on meeting the project's community commitments and key stakeholder engagement activities in the areas of health, capacity building, cultural heritage resource management and water. We expect to potentially receive the SEIA permit for Zafranal in the first half of 2023 and will then focus our attention on updating feasibility study capital and operating cost estimates, as well as initiating detailed engineering study work in support of a potential project sanction decision in 2024, targeting potential first production in 2027.

The San Nicolás copper-zinc project located in Zacatecas State, Mexico, initiated a feasibility study in the first quarter of 2022, with completion targeted in early 2024. In addition, work in 2023 will include the submission of an Environmental Impact Assessment (MIA-R), continuing social and environmental baseline studies, and completing additional socio-economic studies in support of advancing through permitting and the next investment decision milestone. The proposed partnering transaction with Agnico Eagle in San Nicolás, announced in the third quarter of 2022, is expected to close in the second quarter of 2023, after which the partners will work together to complete ongoing study and permitting work, targeting potential first production for 2027.

In the third quarter of 2022, we announced an agreement with PolyMet Mining Corp. to form a 50:50 joint venture to advance the NorthMet project and our Mesaba mineral deposit. This transaction closed on February 15, 2023. The 50:50 joint venture is held and operated through a new entity called NewRange Copper Nickel LLC. Planned work activities in 2023 will be to update the NorthMet feasibility study, including capital and operating cost estimates, advance salvage and demolition work on this expansive brownfield site, and secure the development permits for NorthMet, which are currently being contested in the courts. Baseline social and environmental studies, along with select technical studies on Mesaba, will continue in 2023. To support the initiation of a prefeasibility study at Mesaba in 2024, we will focus on capturing necessary information, which will include input from communities of interest, local and regional Indigenous Peoples, and interest groups.

The QBME project progressed in 2022, with a focus on trade-off studies and the commencement of a feasibility study. Engineering studies commenced in the fourth quarter of 2021 to evaluate the addition of a third grinding line for a 50% capacity increase to the Quebrada Blanca concentrator currently under construction. This configuration is expected to make use of excess capacity in the supporting infrastructure, reducing capital costs and minimizing the project footprint. A permit application was submitted to the Chilean regulator in early 2023. QBME will be a significant contributor to our near-term Copper Growth portfolio, with potential first production as early as 2026. Resource and geotechnical drilling will continue in 2023 to support the evaluation of further opportunities to develop the vast Quebrada Blanca resource.

At the Galore Creek copper-gold-silver project located in Tahltan Territory within the Golden Triangle of northwest B.C., we and our partner, Newmont Corporation, are targeting completion of a prefeasibility study in the second half of 2023, after which the partners plan to submit an Initial Project Description for Galore Creek, which is the first step in re-permitting this world-class copper-gold resource. Work in 2023 will finalize the prefeasibility field, continue baseline social and environmental field programs, and initiate permitting activities.

At Schaft Creek, located in northwest B.C., we are investing additional resources to progress environmental and social baseline field studies and focused design and engineering data collection fieldwork. This includes resource modelling, geometallurgical and geotechnical studies, mining and mineral processing studies, siting studies, and capital and operating cost estimations, in support of advancing Schaft Creek into prefeasibility studies.

Teck and Newmont each have a 50% interest in Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna deposits. Work in 2023 will be focused on establishing a cost-effective path forward for the development of this world-class copper-molybdenum and copper-gold resource in a manner acceptable to communities of interest, key stakeholders and the regulator.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$3.99 per pound in, 2022, down from an average of US$4.23 per pound in 2021.

Copper stocks on the LME were flat in the year falling only 25 tonnes to 88,925 tonnes in 2022. Copper stocks on the Shanghai Futures Exchange (SHFE) rose by 81.4% from an extremely low level to 54,569 tonnes, while COMEX warehouse stocks fell 40.1% to 30,855 tonnes. Commercial stocks in bonded warehouses in China fell the most in 2022, falling 73.5% to 49,600 tonnes. Combined stocks increased 5.8% or 10,392 tonnes during 2022 and ended the year at 238,468 tonnes. Exchange stocks ended the year at 13-year lows for the second straight year, ending at levels not seen since 2008. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 3.5 days of global consumption, versus the 25-year average of 15 days.

In 2022, global copper mine production increased 2.6%, according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 22.0 million tonnes. Global mine production has increased at an average of 1.4% annually since 2016. Wood Mackenzie is forecasting a 4.6% increase in global mine production in 2023 to 23.0 million tonnes. This is 1.0 million tonnes lower than their forecast of 24.0 million tonnes at this time last year, due to higher-than-normal production disruptions at global copper mines. Chinese imports of copper concentrates increased by 9% in 2022 to reach over 6.1 million tonnes of contained copper.

Copper scrap availability increased in 2022 due to stronger prices in the first half of the year. Scrap and unrefined copper imports into China, including blister and anode, were up 13% year over year in 2022 following a 30% increase in 2021. Refined cathode imports in 2022 increased by 8.4% to 3.4 million tonnes. Despite reports of weak copper demand in China, net contained copper unit imports were up 9.1% or 1.0 million tonnes from 2021 levels to 12.6 million tonnes, while reported cathode stocks in China fell by 0.1 million tonnes.

Wood Mackenzie estimates that global refined copper production grew 0.5% in 2022, below the 0.8% increase in global copper cathode demand. Wood Mackenzie are projecting that refined production will increase by 3.0% in 2023, reaching 25.7 million tonnes, with demand increasing only 2.1% to 25.5 million tonnes. The projected surplus in 2023 is 0.2 million tonnes, which is 0.3 million tonnes lower than Wood Mackenzie's forecast a year ago for the 2023 surplus, due mostly to weaker-than-forecast mine production. Demand continues to increase as governments and corporations expand decarbonization efforts, which require additional copper units for renewable energy generation and distribution. Consumer demand is forecast to come under pressure in 2023 in Europe and North America, while stimulus spending and consumer demand is now forecast to improve in China following a relaxation of COVID-related lockdowns in the country.



Copper Price and LME Inventory
Source: LME

- LME inventory (tonnes in thousands)
- Copper price (US$ per pound)



Global Demand for Copper
Source: Wood Mackenzie

- Rest of the world (tonnes in millions)
- China (tonnes in millions)



Global Copper Inventories
Source: ICSG, LME, COMEX, SHFE

- Inventories (tonnes in thousands)
- Days of global consumption
- 25-year average days inventory

Outlook

Our 2023 annual guidance outlined below is unchanged from our previously disclosed guidance.

Copper production in 2023 is expected to be in the range of 390,000 to 445,000 tonnes. QB2 is expected to add substantially to overall copper production compared to 2022 as we ramp up to full capacity before the end of 2023. The increase is partially offset by lower expected production at Highland Valley Copper due to harder ore and lower copper grades as part of an update to the mine plan, and lower copper grades at Antamina as expected in the mine plan.

Excluding QB2, we expect 2023 copper net cash unit costs in the range of US$1.60 to US$1.80 per pound after cash margins for by-products. Guidance reflects continued inflationary pressures on diesel, explosives, tires and reagents, as well as increased unit operating costs at Highland Valley Copper due to lower expected production, as outlined above.

We continue to expect QB2 to reach full capacity by end of 2023. As a result of recent changes to IFRS, we are required to recognize sales proceeds and related costs associated with products sold during the ramp-up and commissioning phase of QB2 through earnings, rather than capitalizing these amounts. We expect this to increase our unit operating costs for QB2 during ramp-up. Once QB2 is running at full production rates, we expect the average net cash unit costs will be between US$1.40 per pound and US$1.60 per pound.

Copper production from 2024 to 2026 is expected to be between 545,000 and 640,000 tonnes per year, including QB2.

Zinc

We are one of the world's largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world's largest integrated zinc and lead smelting and refining operations. In 2022, we produced 650,500 tonnes of zinc in concentrate, while our Trail Operations produced 248,900 tonnes of refined zinc.

In 2022, our zinc business unit accounted for 20% of revenue and 9% of our gross profit.

($ in millions)	Revenue			Gross Profit (Loss)			Gross Profit (Loss) Before Depreciation and Amortization[1]		
	2022	2021	2020	**2022**	2021	2020	**2022**	2021	2020
Red Dog	**$ 2,111**	$ 1,567	$ 1,394	**$ 862**	$ 678	$ 513	**$ 1,060**	$ 822	$ 717
Trail Operations	**2,059**	1,997	1,761	**(93)**	(2)	(23)	**(18)**	84	65
Other	**11**	10	9	**2**	12	33	**2**	12	33
Intra-segment	**(655)**	(511)	(464)	**–**	–	–	**–**	–	–
Total	**$ 3,526**	$ 3,063	$ 2,700	**$ 771**	$ 688	$ 523	**$ 1,044**	$ 918	$ 815

Note:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

(thousand tonnes)	Production			Sales		
	2022	2021	2020	**2022**	2021	2020
Refined zinc						
Trail Operations	**249**	279	305	**257**	281	307
Contained in concentrate						
Red Dog	**553**	503	491	**578**	446	551
Antamina[1]	**97**	104	96	**97**	103	95
Total	**650**	607	587	**675**	549	646

Note:
1. Co-product zinc production from our 22.5% interest in Antamina.

Operations

Red Dog

Our Red Dog Operations, located in northwest Alaska, is one of the world's largest zinc mines. Gross profit in 2022 was $862 million compared with $678 million in 2021 and $513 million in 2020. The increase in gross profit in 2022 compared with 2021 was primarily due to higher zinc prices and higher production volumes offset by increased operating costs and increased royalty costs, which are tied to increased profitability at Red Dog.

In 2022, zinc production at Red Dog increased to 553,100 tonnes, compared to 503,400 tonnes produced in 2021, primarily due to higher ore grade, as expected in the mine plan, and slightly better recovery. Lead production in 2022 of 79,500 tonnes was lower than 2021 production of 97,400 tonnes as a result of lower grade ore, as expected in the mine plan.

Red Dog's location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine's bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog's sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices. As a result of the shipping season, inflationary impact on the cost of consumables only impacted Red Dog Operations in the fourth quarter. We expect to see the full impact of inflation in 2023.

The 2022 Red Dog concentrate shipping season commenced on schedule on July 4, 2022, and completed on October 26, 2022. A total of 1.31 million wet metric tonnes of zinc and lead concentrate, or 100% of planned volumes, was safely transloaded from our proprietary coastal barges onto 23 ships for delivery to our global customers.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 35% to 40% in October 2022. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 45% anticipated to occur in October 2027. The NANA royalty expense in 2022 was US$353 million, compared with US$255 million in 2021. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the *Alaska Native Claims Settlement Act.*

Red Dog's production of contained metal in 2023 is anticipated to be in the range of 550,000 to 580,000 tonnes of zinc and 110,000 to 125,000 tonnes of lead. From 2024 to 2026, zinc production is expected to be in the range of 500,000 to 550,000 tonnes of contained zinc per year, while lead production is expected to be between 85,000 and 95,000 tonnes of contained lead per year.

Trail Operations

Our Trail Operations in southern B.C. produces refined zinc and lead, as well as a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations incurred a gross loss of $93 million in 2022, in comparison to a gross loss of $2 million in 2021 and a gross loss of $23 million in 2020. The higher gross loss in 2022 is primarily due to an extended major maintenance shutdown and higher operating costs driven by inflation, offset slightly by higher zinc prices and premiums.

Refined zinc production in 2022 was 248,900 tonnes, lower than 279,000 tonnes in 2021. Refined zinc production in 2022 was impacted in the second half of the year by a planned major maintenance shutdown of the KIVCET furnace to have its hearth replaced, as well as the replacement of a dome on a zinc roaster. Production was also impacted by weather events resulting from extreme cold temperatures, as well as unplanned maintenance and operational challenges. Refined lead production in 2022 was 56,400 tonnes, compared with 81,400 tonnes in 2021. Silver production was 9.7 million ounces in 2022, compared to 11.7 million ounces in 2021. The decrease in both lead and silver production between 2022 and 2021 is also attributable to the KIVCET Furnace maintenance activities mentioned above.

Our recycling process treated 19,200 tonnes of material during the year, and we plan to treat about 28,200 tonnes in 2023. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

In 2023, we expect Trail Operations to produce between 270,000 and 290,000 tonnes of refined zinc. Refined zinc production from 2024 to 2026 is expected to be between 280,000 and 310,000 tonnes per year. Refined lead and silver production at Trail is expected to be similar to prior years, excluding major maintenance years, but will fluctuate as a result of concentrate feed source optimization.

Zinc Growth

In the second quarter of 2022, we launched a zinc initiative focused on surfacing value from our high-quality portfolio of zinc projects. Similar to our approach on Copper Growth, we will methodically advance one significant growth project and several potential growth options with prudent investments to improve our understanding of each asset's potential, and define development options and paths to value for each of the assets.

Our principal zinc growth project is located in the Red Dog District in Alaska, where we have several high-quality opportunities located between 10 and 20 kilometres from the existing Red Dog Operations. Our primary focus is on Aktigiruq, a significant mineralized system with an exploration target of 80–150 million tonnes at grades of 16%–18% zinc plus lead. Scoping-level studies will continue in 2023 and 2024 on an underground mine, leveraging the existing mill and supporting facilities at Red Dog Operations.

Within the zinc growth portfolio, there are two primary opportunities. Teena is a significant high-grade zinc-lead discovery made by Teck in 2013 that is located approximately 8 kilometres from Glencore's McArthur River operation in Northern Territory, Australia. We are advancing early-stage conceptual studies at Teena to assess the stand-alone development opportunity represented by this high-quality discovery, which is located in a world-class zinc district with access to established infrastructure.

In central B.C., Teck has a 50% interest in the Cirque deposit, which is located in a long-established mineral district with recently improved road and rail infrastructure. This can provide ready access to market for the concentrate, including to our Trail smelting and refining operations. Our work at Cirque is focused on permitting and program definition, with potential drilling to start later in 2023.

Markets

Zinc prices on the London Metal Exchange (LME) averaged US$1.58 per pound during 2022, higher than US$1.36 per pound in 2021, and the highest annual average ever recorded.

Zinc stocks on the LME fell by 167,550 tonnes in 2022, an 84.0% decrease from 2021 levels, finishing the year at 32,025 tonnes, the lowest level of LME stocks since 1989, which was just after the LME SHG zinc contract started trading. Stocks held on the Shanghai Futures Exchange (SHFE) fell 37,464 tonnes in 2022, a 64.7% decrease from 2021 levels, finishing the year at 20,453 tonnes, which was the lowest level since 2018. Total global exchange stocks remained well below historical levels, ending the year at 1.4 days of global consumption, compared to the 25-year average of 17.2 days. We estimate that total reported global stocks, which include producer, consumer, merchant and terminal stocks, fell by approximately 217,500 tonnes in 2022 to less than 60,000 tonnes at year-end, representing an estimated 1.4 days of global demand, compared to the 25-year average of 18.2 days.

In 2022, global zinc mine production increased 0.2% according to Wood Mackenzie, with total mine production reaching 12.9 million tonnes. This was significantly below Wood Mackenzie's forecast a year ago for 2022 of 13.3 million tonnes. Global zinc mine production in 2022 continued to be impacted by COVID-related restrictions and labour shortages. According to Wood Mackenzie, global zinc mine production has not grown since 2013. Mine production in 2022 at 12.9 million tonnes was the same as it was in 2013. Wood Mackenzie expects global zinc mine production to only grow 2.5% in 2023 to reach 13.2 million tonnes, which is 0.6 million tonnes lower than its forecast a year ago for 2023 of 13.8 million tonnes.

Wood Mackenzie estimates that the global zinc metal market remained in deficit in 2022, recording a shortfall of 0.5 million tonnes of available material. Global refined zinc demand fell 1.4% in 2022 over 2021 to 13.8 million tonnes. Demand in China fell by 1.8%, and demand in Europe fell 3.1% on higher energy prices. North America was the only demand-growth region in 2022, according to Wood Mackenzie. In 2023, they expect demand for zinc to grow globally by 1.3% to 14.0 million tonnes, with growth coming primarily from Asia and South America, while demand in Europe and North America is expected to weaken.

Wood Mackenzie estimates that global refined zinc production fell 4.0% in 2022 to 13.3 million tonnes, as European zinc smelters were forced to cut production due to higher energy costs, and North American and Asian smelters suffered from a variety of production problems throughout the year. Wood Mackenzie estimates that refined zinc production will see a 3.8% increase in 2023 over 2022 levels, back to 13.9 million tonnes as European power prices stabilize and North American and Asian smelters return to normal production levels. The estimate for the total increase in supply in 2023 will still be below the total global metal demand, suggesting that the refined metal market will be in a 0.2-million-tonne deficit in 2023.



Outlook

Our 2023 annual guidance outlined below is unchanged from our previously disclosed guidance.

We expect 2023 zinc in concentrate production, including co-product zinc production from Antamina (22.5%), to be in the range of 645,000 to 685,000 tonnes. This increase from 2022 production levels is driven by higher zinc grades at both Red Dog and Antamina, as expected in the mine plan.

In 2023, we expect our zinc net cash unit costs to be in the range of US$0.50 to US$0.60 per pound after cash margins for by-products. The increase over 2022 reflects a full year of inflation impact in 2023 on the cost of major consumables such as diesel. In 2022, the inflationary impacts were primarily in the fourth quarter of 2022.

Zinc in concentrate production from 2024 to 2026 is expected to be in the range of 555,000 to 645,000 tonnes per year. Guidance reflects Antamina's 2024 zinc production being at the lower end of the 2024–2026 guidance provided, and at the higher end for 2025–2026.

In 2023, we expect refined zinc production to be between 270,000 and 290,000 tonnes, reflecting the residual impact of weather-related events on our Trail Operations at the end of 2022 that continued into January. Operations are expected to return to normal in the first quarter of 2023.

Refined zinc production from 2024 to 2026 is expected to be between 280,000 and 310,000 tonnes per year.

Steelmaking Coal

In 2022, our steelmaking coal operations in Western Canada produced 21.5 million tonnes, with sales of 22.2 million tonnes. The majority of our steelmaking coal sales are to the Asia-Pacific region, with the remaining amounts sold primarily to Europe and the Americas. Our production capacity is 26 to 27 million tonnes, and we have total proven and probable reserves of 806 million tonnes of steelmaking coal.

In 2022, our steelmaking coal business unit accounted for 60% of revenue and 75% of gross profit.

($ in millions)	2022	2021	2020
Revenue	$ 10,409	$ 6,251	$ 3,375
Gross profit	$ 6,401	$ 2,785	$ 277
Gross profit before depreciation and amortization[1]	$ 7,364	$ 3,657	$ 1,009
Production (million tonnes)	21.5	24.6	21.1
Sales (million tonnes)	22.2	23.4	21.9

Note:
1.   This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Operations

During the year, we continued to advance our high-quality development projects, including development of the Elkview Administration and Maintenance Complex (AMC) Project (previously, the Harmer Project). Site preparation early works were completed in 2022, and detailed engineering and early procurement is over 50% complete. Construction will start in the first half of 2023. Once the Elkview workforce has relocated from the existing Harmer facilities to the new AMC complex, the area will be decommissioned and rehabilitated to prepare for mining operations in 2025. The AMC Project takes advantage of existing infrastructure and is expected to provide high-quality steelmaking coal that will support a long-term run rate of 9 million tonnes per year at Elkview.

We continue to advance the Fording River Extension Project to extend the lifespan of our existing Fording River Operations. A draft decision issued by the Province of British Columbia in December 2022 contemplates continued discussions with Indigenous communities and the development of a revised project description.

Gross profit for our steelmaking coal business unit was $6.4 billion in 2022, up from $2.8 billion in 2021 and $277 million in 2020. Substantially higher steelmaking coal prices contributed to exceptional financial performance in 2022 compared to 2021, despite lower production and sales volumes.

Our average realized steelmaking coal selling price in 2022 increased to US$355 per tonne, compared with US$209 per tonne in 2021 and US$113 per tonne in 2020.

Sales volumes were 22.2 million tonnes in 2022, compared with 23.4 million tonnes sold in 2021. Strong logistics chain performance early in the year resulted in the drawdown of record-high opening inventories due to weather-related disruptions in late 2021 and into early 2022. Inventories were reduced to low levels by the end of the second quarter to capitalize on higher steelmaking coal prices. In the second half of the year, the Elkview plant was non-operational for two months, due to the failure of the plant feed conveyor, limiting sales volumes. Extreme cold during the final weeks of the year hampered our logistic chain while production rates recovered, resulting in increased inventories at year-end. These inventories will be drawn down in the first half of 2023.

Our 2022 production of 21.5 million tonnes was 3.1 million tonnes lower than 2021, primarily due to plant availability challenges throughout the year, particularly the two-month plant outage at Elkview to repair the raw coal conveyor. In addition, production was impacted by ongoing labour constraints and the extreme weather events at the end of both 2021 and 2022.

Adjusted site cash cost of sales[5] in 2022 was $89 per tonne, significantly higher than $65 per tonne in 2021. The increase in the cost of sales was driven primarily by lower production and continued inflationary pressures, most notably diesel prices, as well as higher profit-based compensation.

Capital spending in 2022 included $520 million for sustaining capital, including water projects and Neptune Bulk Terminals (Neptune), and $30 million for RACE growth capital.

Elk Valley Water Quality Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

The majority of our 2022 capital spending for water projects was associated with building additional Saturated Rock Fill (SRF) treatment capacity across the Elk Valley. Capital spending in 2022 on water projects was $184 million. Our existing SRFs and Active Water Treatment Facilities (AWTFs) are operating as designed and, with the recent construction of the Fording River North SRF, there is currently 77.5 million litres per day of constructed water treatment capacity, which we expect to be operating as designed by the end of 2023. This is a fourfold increase in our treatment capacity from 2020.

With this additional capacity, we expect to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley.

In 2023, sustaining capital investment in water treatment facilities, water management (source control, calcite management and tributary management) and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) is expected to be approximately $220 million. Key projects include the North Line Creek Phase 1 and the Fording River North 1 Phase 3 SRFs.

Unchanged from our previously issued guidance, we plan to invest between $450 and $550 million of capital in 2023 and 2024 on water management and water treatment, including the capital attributable to incremental measures required under the Direction. This also includes the advancement of the Fording River North 2 Phase 1 SRF, which will increase treatment capacity in the north Elk Valley earlier than previously planned. The continued investment in water treatment during this time frame will further increase our constructed water treatment capacity to 120 million litres per day by the end of 2026.

Operating costs associated with water treatment were approximately $1.50 per tonne in 2022 and are projected to increase gradually over the long term to approximately $3 to $5 per tonne as additional water treatment becomes operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

---

[5] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments, and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health, and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and Indigenous communities. The state of Montana's water quality standard for the Koocanusa Reservoir downstream of our mining operations has been set aside on procedural grounds. We continue to engage with U.S. regulators to work towards the establishment of appropriate science-based standards for the reservoir. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management, or could materially affect our ability to permit mine life extensions in new mining areas.

Rail

Rail transportation of product westbound from our four steelmaking coal mines in southeast B.C. to Vancouver terminals is currently provided by Canadian Pacific Railway Company (CPR) and by Canadian National Railway Company (CN Rail). CPR transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with CN Rail for further transportation to the west coast. The remaining westbound shipments are transported by CPR from the mines to the terminals in Vancouver. Our current westbound shipments with CPR are under a tariff that expires in April 2023. Negotiations with CPR for a new westbound contract are underway.

We have a long-term agreement with CN Rail until December 2026 for shipping steelmaking coal from our four B.C. operations via Kamloops to Neptune and other west coast ports, including Trigon Pacific Terminals (formerly Ridley Terminals).

Ports

We export our seaborne steelmaking coal primarily through three west coast terminals: Neptune, Westshore Terminals (Westshore) and Trigon. We have a 46% ownership interest in Neptune, which provides shiploading services on a cost-of-service basis at North Vancouver, B.C. Neptune, which became our primary terminal in 2021, continues to handle most of our production volumes (72% in 2022). Coal capacity at Neptune is exclusive to Teck. Neptune is well positioned to deliver strong throughput in 2023 and beyond, with significantly increased terminal-loading capacity to meet delivery commitments to our customers while further lowering our port costs.

In 2021, we entered into an agreement with Westshore for the shipment of between 5 and 7 million tonnes of steelmaking coal per year at fixed loading charges, for a total of 33 million tonnes over a period of approximately five years.

We also have a long-term agreement with Trigon, located in Prince Rupert, for shipments of up to 6 million tonnes of steelmaking coal per year through to December 2027.

Through our capacity at Neptune and complementary commercial agreements with Westshore and Trigon Terminals, our annual port capacity exceeds production. This incremental capacity provides flexibility and improved reliability in the case of weather and corridor disruptions or terminal outages.

Sales

Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2022, our sales strategy focused on capitalizing on the record pricing environment by optimizing sales to the seaborne market.

Markets

Global steel production diminished through the year as global inflationary pressures, monetary tightening and high energy prices weighed on manufacturing activity.

Premium hard coking coal prices FOB Australia reached an all-time high of US$670 per tonne in March 2022, triggered by the Russian invasion of Ukraine and supported by concerns over weather disruptions in Australia. In the second half of 2022, the global economic environment weakened as the war in Ukraine continued and the Chinese government extended COVID restrictions. Inflationary pressures, including high energy prices, lower consumer demand and falling steel prices, forced several European steel mills to reduce production in the second half. As a result, premium hard coking coal prices FOB Australia averaged US$365 per tonne in 2022, a historic high.

Coal shipments from Australia to China remained restricted through 2022. The average CFR China steelmaking coal price was US$371 per tonne in 2022, also a record high. Trade relations between China and Australia are improving, which is likely to result in the restart of Australian coal exports to China in 2023. We do not expect increased coal trade between China and Australia to have a material impact on the price of steelmaking coal, as the global demand and supply balance will remain unchanged.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China's steelmaking coal imports by source.

Daily Steelmaking Coal Assessments
Source: Argus, Platts, TSI



- Spot price assessments
  (US$ per tonne FOB Australia)
- Quarterly FOB Australia Assessment
  (US$ per tonne)

Hot Metal (Pig Iron) Production
Source: World Steel Association, National Bureau of Statistics of China



- Rest of the world (tonnes in millions)
- China (tonnes in millions)

China Steelmaking Coal Imports
Source: China's Customs



- Landborne (tonnes in millions)
- Seaborne (tonnes in millions)

Outlook

In December 2022, we announced the sale of our Quintette steelmaking coal mine to Conuma Resources Limited (Conuma) for $120 million in cash in staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its investment in Quintette. The transaction closed on February 16, 2023.

Our 2023 annual guidance outlined below is unchanged from our previously disclosed guidance.

Driven by all-time high steelmaking coal prices, the coal business unit delivered record financial results in 2022, and is in a solid position to deliver strong financial performance again in 2023. As noted above, we entered 2023 with higher-than-normal steelmaking coal inventories. We expect the 2022 fourth quarter deferred sales will be largely recovered in the first half of 2023, and inventories will return to low levels. We expect sales to be between 6.0 and 6.4 million tonnes for the first quarter of 2023 as we ramp back up to planned logistics operating rates.

We expect 2023 annual steelmaking coal production in the range of 24 to 26 million tonnes. Labour constraints are expected to continue to negatively impact equipment operating hours despite improved workforce attraction and retention as a result of initiatives implemented in 2022. We updated 2024 to 2026 steelmaking coal guidance to 24 to 26 million tonnes per year to reflect uncertainties related to ongoing labour impacts and the increasing frequency of adverse weather events.

We expect 2023 adjusted site cash cost of sales in the range of $88 to $96 per tonne. Relative to 2022, we anticipate favourable mining drivers, lower profit-based costs and an increased rate of capitalization of stripping in 2023 that will be offset by continued inflationary pressures. Major plant maintenance is scheduled to take place in the second and third quarters, resulting in expected adjusted site cash cost of sales[6] to be at or above the upper end of the guidance range in those quarters, offset with lower costs in the first and fourth quarters. Inflationary pressures remain the primary driver of unit cost increases over historical periods, which are expected to be more than offset by the strong steelmaking coal prices supported by global supply constraints.

Transportation unit costs[6] for 2023 are expected to be between $45 and $48 per tonne, including costs at or above the high end of our annual guidance range in the first quarter of 2023 due to the impact of logistics disruptions late in 2022. Savings associated with higher sales volumes through our expanded Neptune terminal are expected to be partially offset by inflationary pressures that are expected to continue through 2023.

Capital expenditures for 2023 are expected to be approximately $790 million, including $220 million related to water treatment. Total capital also includes $30 million of growth investment focused on improvement initiatives and supply chain optimization, and $540 million of sustaining capital supporting operations and the development of mining areas such as the Elkview AMC project. Capital is expected to remain in this range for the next couple of years as we develop further water treatment facilities, bring the Elkview AMC project online and continue to invest in future mine development.

Capitalized stripping costs are expected to be approximately $750 million in 2023. This is an increase from 2022 due to continued inflationary pressures, largely in mine and maintenance costs, and a notable peak period of capitalized stripping to advance the development of mine pits to support future production, partly as a result of the additional Indigenous engagement required in connection with the Fording River Extension permitting process.

[6] This is a non-GAAP financial measure or ratio. See "Non-GAAP Financial Measures and Ratios" for further information.

Exploration & Geoscience

Throughout 2022, we conducted exploration around our existing operations and globally in seven countries through our six regional offices, as our exploration activities returned to pre-pandemic levels. Expenditures for the year of $90 million, which were focused on copper, zinc, nickel and gold, were higher than expenditures in 2021 of $65 million, primarily due to the recommencement of drilling programs across our portfolio.

Exploration & Geoscience plays three critical roles at Teck: discovery of new orebodies through early-stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

Work continues on resource expansion at Quebrada Blanca, where we commenced a large-scale drill program in 2022 to continue to investigate and confirm the extensions of the orebody, which remains open in multiple directions.

Early-stage copper exploration in 2022 focused primarily on advancing projects targeting porphyry-style mineralization in Canada, Chile, Peru and the United States. In 2023, we plan to drill a number of early-stage copper projects in Chile, Peru and the United States.

Zinc exploration in 2022 was concentrated on early-stage programs in Australia, Canada, Ireland and Turkey, and on an advanced-stage project in the Red Dog district in Alaska. In Alaska, Australia and Canada, the targets are large sediment-hosted deposits; in Ireland, we are targeting large carbonate-hosted deposits. In 2023, we plan to drill test early-stage targets on our properties in Australia, Ireland and Turkey, and to continue drilling advanced-stage projects in the Red Dog mine district in Alaska.

In 2022, we initiated early-stage exploration for nickel, with an initial focus on Canada and the United States. A key element of this program is the complete digitalization of Teck's historical exploration records – this digitization program will use advanced machine learning tools to drive and inform our evaluation of high-quality nickel prospects, plus copper and zinc prospects, globally.

We have ongoing exploration for gold, both on 100% Teck-owned properties and through partnerships. Our current exploration efforts and drill testing for gold are focused in Peru and Turkey.

In 2022, we also drilled 68 kilometres across four steelmaking coal operations in the Elk Valley to support our existing operations and extension projects.

Teck's exploration strategy is underpinned by an agile commercial mindset whereby we manage and refresh a portfolio of commercial opportunities, such as retained project royalties and equity in junior exploration companies, to create value for Teck. In 2022, investments were made in exploration companies with copper portfolios in Canada, Kazakhstan and Peru and zinc portfolios in Canada and the United States.

Financial Overview

Financial Summary

($ in millions, except per share data)	2022	2021[2]	2020[2]
Revenue and profit			
Revenue	$ 17,316	$ 12,766	$ 8,948
Gross profit	$ 8,571	$ 5,214	$ 1,333
Gross profit before depreciation and amortization[1]	$ 10,245	$ 6,701	$ 2,843
Profit (loss) from continuing operations before taxes	$ 6,565	$ 4,688	$ (1,136)
Adjusted EBITDA[1]	$ 9,568	$ 6,573	$ 2,570
Profit (loss) attributable to shareholders	$ 3,317	$ 2,868	$ (864)
Profit (loss) from continuing operations attributable to shareholders	$ 4,089	$ 3,123	$ (864)
Cash flow			
Cash flow from operations	$ 7,983	$ 4,738	$ 1,563
Property, plant and equipment expenditures	$ 4,423	$ 3,966	$ 3,129
Capitalized stripping costs	$ 1,042	$ 667	$ 499
Investments	$ 199	$ 160	$ 190
Balance sheet			
Cash balances	$ 1,883	$ 1,427	$ 450
Total assets	$ 52,359	$ 47,368	$ 41,278
Debt and lease liabilities, including current portion	$ 7,738	$ 8,068	$ 6,947
Per share amounts			
Basic earnings (loss) per share	$ 6.30	$ 5.39	$ (1.62)
Diluted earnings (loss) per share	$ 6.19	$ 5.31	$ (1.62)
Basic earnings (loss) per share from continuing operations	$ 7.77	$ 5.87	$ (1.62)
Diluted earnings (loss) per share from continuing operations	$ 7.63	$ 5.78	$ (1.62)
Dividends declared per share	$ 1.00	$ 0.20	$ 0.20

Notes:
1. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.
2. Comparative figures for 2021 for the Energy Business Unit have been represented for the classification of Fort Hills as a discontinued operation. 2020 figures have not been represented.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as substantial portions of our operating costs are incurred in Canadian dollars and other currencies, and most of our revenue and debt is denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2022, our profit attributable to shareholders was a record $3.3 billion, or $6.30 per share. This compares with a profit attributable to shareholders of $2.9 billion or $5.39 per share in 2021, and a loss attributable to shareholders of $864 million or $1.62 per share in 2020. The significant increase in profit in 2022 was due to substantially higher steelmaking coal prices, partly offset by slightly lower steelmaking coal sales volumes and increased operating costs across our operations reflecting inflationary pressures, particularly for diesel. Profit attributable to shareholders in 2021 improved from 2020 due to higher prices for all of our principal products, as well as an increase in sales volumes of steelmaking coal. In 2020, COVID-19 had a significant negative effect on the price and demand for our products, reducing our profit attributable to shareholders.

Our profit and loss over the past three years has included items that we segregate for additional disclosure to investors so that the underlying profit of the Company may be more clearly understood. Our adjusted EBITDA[7], which takes these items into account, was $9.6 billion in 2022, $6.6 billion in 2021 and $2.6 billion in 2020. Our adjusted profit attributable to shareholders[7], which takes these items into account, was a record $4.9 billion in 2022, $3.1 billion in 2021 and $561 million in 2020, or $9.25, $5.74 and $1.05 per share, respectively. These items are described below and summarized in the table that follows.

In October 2022, we announced an agreement to sell our 21.3% interest in Fort Hills Energy Limited Partnership (Fort Hills) and certain associated downstream assets to Suncor Energy Inc. Subsequently, TotalEnergies EP Canada Ltd. exercised its right of first refusal to purchase a proportional share of our interest in Fort Hills. On February 2, 2023, we completed the sale to Suncor and TotalEnergies for aggregate gross proceeds of approximately $1 billion in cash and we do not anticipate any tax payable on the disposal. Based on the consideration of $1 billion in cash and other contractual adjustments, we recorded a non-cash, pre-tax impairment of $1.2 billion in 2022 as a result of the sale of our interest in Fort Hills.

In 2021, we recorded a non-cash pre-tax asset impairment reversal on our Carmen de Andacollo Operations of $215 million as a result of an increase in market expectations for long-term copper prices. This was partially offset by a $141 million charge associated with the QB2 variable consideration.

In 2020, as outlined below, COVID-19 had a significant effect on our financial results, with decreases in commodity prices, most significantly for steelmaking coal, the temporary suspension of construction on our QB2 project and temporary reductions in production at our operations in the second quarter. As a result, we expensed $434 million of costs associated with COVID-19, primarily relating to the suspension of our QB2 project, including $103 million of interest that would otherwise have been capitalized if construction on QB2 had not been suspended. We also recorded inventory write-downs of $134 million as a result of lower commodity prices. During 2020, we recorded non-cash pre-tax asset impairments on our interest in Fort Hills of $1.2 billion. We also recorded environmental costs of $270 million, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions, and increased expected remediation costs.

[7] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

The following table shows the effect of these items on our profit profit and loss.

($ in millions, except per share data)	2022[1]	2021[2]	2020
Profit (loss) attributable to shareholders[3]	$ 4,089	$ 2,868	$ (864)
Add (deduct) on an after-tax basis:			
Asset impairments (impairment reversal)	952	(150)	912
COVID-19 costs	–	–	233
Loss on debt purchase	42	–	8
QB2 variable consideration to IMSA and ENAMI	115	124	(34)
Environmental costs	99	79	210
Inventory write-downs (reversals)	36	2	91
Share-based compensation	181	94	34
Commodity derivatives	(25)	15	(46)
Loss from discontinued operations for the nine months ended September 30, 2022[4]	(791)	–	–
Other	175	25	17
Adjusted profit attributable to shareholders[5]	$ 4,873	$ 3,057	$ 561
Basic earnings (loss) per share[3]	$ 7.77	$ 5.39	$ (1.62)
Diluted earnings (loss) per share[3]	$ 7.63	$ 5.31	$ (1.62)
Adjusted basic earnings per share[5]	$ 9.25	$ 5.74	$ 1.05
Adjusted diluted earnings per share[5]	$ 9.09	$ 5.66	$ 1.04

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Amounts for the year ended December 31, 2021 are as previously reported.
3. Amount for the year ended December 31, 2022 is for continuing operations only.
4. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.
5. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Cash flow from operations in 2022 was $8.0 billion, compared with $4.7 billion in 2021 and $1.6 billion in 2020. The changes in cash flow from operations are mainly due to varying commodity prices, especially for steelmaking coal, and sales volumes of our principal products, offset to some extent by changes in foreign exchange rates.

At December 31, 2022, our cash balance was $1.9 billion. Total debt was $7.7 billion and our net-debt to net-debt-plus-equity ratio[8] was 19% at December 31, 2022, compared with 22% at December 31, 2021 and 24% at the end of 2020.

COVID-19 Financial Impact

COVID-19 operating protocols remain in place across our business, with a continued focus on preventive measures, controls and compliance processes, and the integration of these actions into our operations and business planning. Operating our mines at full production in a COVID-19 environment increases certain costs, such as medical testing, safety equipment, safety supplies, additional transportation costs, accommodation costs for social distancing, and increased absenteeism, among other things. These costs and certain costs related to inefficiencies would not have occurred absent COVID-19 and are incremental costs. However, they are considered a cost of operating in this environment and are not adjusted for in our adjusted profit calculation.

During 2020, the COVID-19 pandemic had a significant negative effect on prices and demand for our products and on our financial results. As a result of the pandemic, during the second quarter of 2020, we had to temporarily reduce production at a number of our operations, and we suspended active construction on our QB2 project. We incurred idle labour and other non-productive costs while production was temporarily reduced and these costs were adjusted for in our adjusted profit calculation, noted above.

[8] This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

During 2020, we expensed $272 million in costs associated with the temporary suspension of our QB2 project and the remobilization of the project. We also expensed $103 million of interest that would otherwise have been capitalized if construction on our QB2 project had not been suspended. Consistent with the return to active construction on the QB2 project in the third quarter of 2020, we recommenced capitalization of borrowing costs and we did not expense further costs associated with the remobilization of the project in the fourth quarter of 2020. For the year ended December 31, 2020, we expensed pre-tax COVID-19 costs of $434 million (after-tax $233 million).

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper, zinc and steelmaking coal, which accounted for 17%, 16% and 60% of revenue, respectively, in 2022. Silver and lead are significant by-products of our zinc operations, accounting for 4% of our 2022 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 3% of our revenue in 2022.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was a record $17.3 billion in 2022, compared with $12.8 billion in 2021 and $8.9 billion in 2020. The increase in 2022 was primarily due to substantially higher steelmaking coal prices. The increase in 2021 revenue from 2020 was primarily due to substantially higher prices for our principal products and increased sales volumes of steelmaking coal, partly offset by Fort Hills revenue represented as discontinued operations.

Average prices for zinc (LME) and steelmaking coal were 16% and 70% higher in 2022 than in 2021, while average copper prices (LME) declined by 6% in 2022 compared with 2021.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations' refining and smelting activities, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port, and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems and other factors, as well as rail and port capacity issues can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

2022 Revenue by Business Unit



2022 Gross Profit by Business Unit



2022 Revenue by Commodity



Our costs are dictated mainly by our production volumes; by the costs for labour, operating supplies and concentrate purchases; by strip ratios, haul distances and ore grades; by distribution costs, commodity prices, foreign exchange rates and costs related to non-routine maintenance projects; and by our ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $8.7 billion in 2022, compared with $7.6 billion in 2021 and $7.6 billion in 2020. The increase in cost of sales in 2022 compared to 2021 was primarily due to inflationary pressures we experienced across our business units, and to higher profit-based compensation and royalties. The increases in the cost of certain key supplies, including diesel, mining equipment, tires and explosives, are largely being driven by price increases for underlying commodities such as steel, crude oil and natural gas. This contrasts with our underlying key mining drivers such as strip ratios and haul distances, which remained relatively stable in 2022 as compared to 2021.

Other Expenses

($ in millions)	2022	2021	2020
General and administration	$ 236	$ 172	$ 132
Exploration	90	65	45
Research and innovation	157	129	97
Asset impairment (impairment reversal)	–	(215)	1,244
Other operating (income) expense	1,102	80	725
Finance income	(53)	(5)	(10)
Finance expense	203	190	278
Non-operating (income) expense	275	107	(43)
Share of losses of associates and joint ventures	(4)	3	1
	$ 2,006	$ 526	$ 2,469

In 2022, general and administration expenses of $236 million increased by $64 million compared to 2021 due to inflationary pressures on employee related expenses and profit-sharing, and increased travel and project activity as various corporate activity levels returned to pre-COVID-19 levels.

Our exploration expenses in 2022 of $90 million, which were focused on copper, zinc and gold, were higher than expenditures in 2021 of $65 million, primarily due to the recommencement of drilling programs across our portfolio.

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals and steelmaking coal is highly speculative, and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and innovation expenditures of $157 million in 2022 were primarily focused on the development of internal and external growth opportunities, RACE, and the development and implementation of process and environmental technology improvements at operations.

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2022 included $371 million of negative pricing adjustments, $236 million of share-based compensation relating to improved share prices, and $128 million of environmental costs primarily relating to the decommissioning and restoration provision of our closed operations. Significant items in 2021 included $442 million of positive pricing adjustments, partially offset by $125 million of share-based compensation. We also recorded $108 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations, and $97 million of take-or-pay contract costs.

Significant items in 2020 included $282 million of costs associated with COVID-19, primarily relating to the suspension of our QB2 project, and $270 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations, and increased expected reclamation costs. In addition, we recorded commodity derivative gains of $62 million and $104 million of take-or-pay contract costs.

Sales of our products, including by-products, are recognized in revenue at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have the present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms, and there is no unfulfilled obligation that could affect the customer's acceptance of the product. For sales of steelmaking coal and copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer.

The majority of our base metal concentrates and refined metals are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. For these sales, revenue is recognized based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Our refined metals are sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as other operating income or expense. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The following table outlines our outstanding receivable positions, which were subject to provisional pricing terms at December 31, 2022 and 2021, respectively.

	Outstanding at December 31, 2022		Outstanding at December 31, 2021	
	Volume	Price	Volume	Price
Copper (pounds in millions)	168	US$3.80/lb.	156	US$4.42/lb.
Zinc (pounds in millions)	218	US$1.35/lb.	175	US$1.62/lb.
Steelmaking coal (tonnes in thousands)	385	US$257/tonne	–	–

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, interest on our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Our finance expense of $203 million in 2022 increased slightly compared to 2021. In 2020, we ceased capitalization of borrowing costs on QB2 while the project was temporarily suspended and began capitalizing borrowing costs when the project remobilized. In 2021 and 2022, we capitalized borrowing costs on QB2 for the full year.

In 2023, we expect our finance expense to increase compared to 2022 as we capitalize less borrowing costs relating to the development of QB2 once we achieve commercial production.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and gains or losses on the sale of investments.

In 2022, non-operating expenses included a $58 million loss on the purchase of US$743 million aggregate principal amount of our outstanding notes during 2022 and $188 million of expenses associated with QB2 variable consideration to IMSA and ENAMI. Of the $188 million, $183 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA, which is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans. The remaining $5 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of IMSA, a private Chilean company and former QBSA shareholder. The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024, or up to a lesser maximum in certain circumstances thereafter.

In 2021, non-operating expenses included $141 million of expenses associated with QB2 variable consideration owing to a former owner and to a holder of a carried interest. Of the $141 million, $44 million was due to the revaluation of the financial liability for the preferential dividend stream related to ENAMI's interest in QBSA. The remaining $97 million of expense relates to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA.

In 2020, non-operating income (expense) included a gain of $56 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI's interest in QBSA. This was partially offset by an $11 million loss on the purchase of US$268 million aggregate principal amount of our outstanding notes.

Profit (loss) attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Quebrada Blanca, Carmen de Andacollo and Elkview operations, and Compañía Minera Zafranal S.A.C.

Income Taxes

Provision for income and resource taxes was $2.5 billion, or 38% of pre-tax profit. This rate is higher than the Canadian statutory income tax rate of 27% due generally as a result of resource taxes and higher taxes in some foreign jurisdictions.

The Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued income tax assessments for the 2013 to 2016 taxation years to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina's tax stability agreement. In 2022, the Peruvian Tax Court issued its ruling in favour of SUNAT on this matter for the 2013 taxation year.

Antamina is continuing to pursue the matter in the Peruvian Judiciary Courts. The denial of accelerated depreciation claimed is a timing issue in our tax provision, which we have already recorded. In light of the recent Peruvian Tax Court ruling, we have expensed our share of interest and penalties for the 2013 to 2016 years as reflected in finance expense and other non-operating expense.

Discontinued Operation

On October 26, 2022, we announced an agreement to sell our 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills) and associated downstream assets to Suncor. Subsequently, TotalEnergies exercised its right of first refusal to purchase a proportional share of our interest in Fort Hills. On February 2, 2023, this transaction closed and we received aggregate gross proceeds of approximately $1 billion in cash. We do not anticipate any tax payable on the disposal.

Based on the consideration of $1 billion in cash and other contractual adjustments, we recorded a non-cash, pre-tax impairment of $1.2 billion (after-tax $961 million) as a result of the sale of our interest in Fort Hills. As part of the sale, we agreed to make scheduled payments to Suncor over the remaining term of the downstream contract in order to reduce the impact of certain pipeline tolls payable under that downstream contract indirectly assumed by Suncor.

Results from our interest in Fort Hills have been classified as discontinued operations and assets held for sale beginning in the fourth quarter of 2022.

In 2022, we incurred a $772 million loss from the discontinued operation compared with a $255 million loss in 2021. Our loss in 2022 included an after-tax, non-cash asset impairment charge of $952 million on our investment in Fort Hills. Western Canadian Select (WCS) prices at Hardisty, Alberta averaged US$76.02 per barrel in 2022 compared with

US$54.87 per barrel in 2021. Our 21.3% share of bitumen production from Fort Hills in 2022 was 33,491 barrels per day, compared with 19,935 barrels per day in 2021. The bitumen production in 2022 was higher than the previous year due to two-train production ramp-up in December 2021.

Subsequent Events

On July 20, 2022 we announced an agreement with PolyMet Mining Corp. to form a 50:50 joint arrangement to advance PolyMet Mining Inc.'s NorthMet Project and Teck's Mesaba mineral deposit. The new joint arrangement will be named NewRange Copper Nickel LLC. As at December 31, 2022, we have reclassified property, plant and equipment and other assets of $14 million related to Mesaba to non-current assets held for sale. We have assessed the fair value of the Mesaba assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 15, 2023.

On December 19, 2022, we announced an agreement with Conuma Resources Limited to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. The disposal group did not meet the definition of discontinued operations. As at December 31, 2022, we have reclassified the assets and liabilities of Quintette as held for sale on the balance sheet. We have assessed the fair value of the Quintette assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 16, 2023.

On February 18, 2023, Teck's Board of Directors approved the reorganization of Teck's business (the Separation) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. (EVR). The Separation is structured as a spin-off of Teck's steelmaking coal business by way of a distribution of EVR common shares to Teck shareholders. In consideration for the transfer of the specified assets and liabilities of the steelmaking coal business to EVR, EVR will issue preferred shares and grant a royalty (collectively, the "Transition Capital Structure"), as well as issue EVR common shares. Teck Metals will hold 87.5% of the Transition Capital Structure and will distribute all of the EVR common shares held by Teck to its shareholders. Teck has also reached agreements with Nippon Steel Corporation (NSC) and POSCO to exchange their non-controlling interests in the Elkview operations, and specifically with POSCO to exchange their direct interest in the Greenhills operations, for EVR's common shares and a percentage of the Transition Capital Structure. In addition, NSC will invest approximately $1.0 billion to increase its interest in the Transition Capital Structure. As part of the analysis of the Separation, we estimated the fair value of the steelmaking coal group of CGUs expected to result from the transaction. We determined that the estimated fair value of the steelmaking coal group of CGUs exceeded the carrying value at December 31, 2022 and no impairment was identified. Completion of the transaction is subject to a number of customary conditions and if applicable court and shareholder approvals are received, completion of the transaction could occur in the second quarter of 2023.

Financial Position and Liquidity

Our liquidity remained strong at $7.3 billion as at December 31, 2022, including $1.9 billion of cash. At December 31, 2022, the principal balance of our term notes was US$2.6 billion and we maintained a US$4.0 billion undrawn revolving credit facility. As at December 31, 2022, our US$2.5 billion QB2 project financing facility was fully drawn. As at December 31, 2022, Antamina's US$1.0 billion loan facility agreement, of which our 22.5% share is US$225 million, was fully drawn.

Our US$4.0 billion sustainability-linked revolving credit facility involves pricing adjustments that are aligned with our sustainability performance and strategy, and has a maturity to October 2026. Our sustainability performance over the term of the facility is measured by greenhouse gas intensity, the percentage of women in Teck's workforce, and safety. At December 31, 2022, our US$4 billion facility was undrawn.

Our outstanding debt was $7.7 billion at December 31, 2022, compared with $8.1 billion at the end of 2021 and $6.9 billion at the end of 2020. The decrease in 2022 is due to debt repurchases through a tender offer and an open market repurchase order, partially offset by draws on our QB2 project finance facility, debt at Antamina and loans entered into at Carmen de Andacollo.

We maintain investment grade ratings of Baa3, BBB-, BBB- and BBB from Moody's, S&P, Fitch and DBRS, respectively, with stable outlooks with the exception of Moody's, which has a positive outlook.

Our debt positions and credit ratios are summarized in the following table:

	December 31, 2022	December 31, 2021	December 31, 2020
Term notes	$ 2,585	$ 3,478	$ 3,478
US$4 billion of revolving credit facilities	–	–	262
QB2 US$2.5 billion limited recourse project finance facility	2,500	2,252	1,147
Lease liabilities	422	547	544
Carmen de Andacollo short-term loans	52	–	–
Antamina credit facilities	225	176	90
Other	–	–	1
Less unamortized fees and discounts	(71)	(89)	(66)
Debt (US$ in millions)	$ 5,713	$ 6,364	$ 5,456
Debt (Canadian $ equivalent)[1] (A)	7,738	8,068	6,947
Less cash balances	(1,883)	(1,427)	(450)
Net debt[2] (B)	$ 5,855	$ 6,641	$ 6,497
Equity (C)	$ 26,511	$ 23,773	$ 20,708
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	18%	22%	24%
Net-debt to adjusted EBITDA ratio[2]	0.6x	1.0x	2.5x
Weighted average coupon rate on the term notes	5.3%	5.5%	5.5%

Notes:
1. Translated at period end exchange rates.
2. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

At December 31, 2022, the weighted average maturity of our term notes is approximately 15 years and the weighted average coupon rate is approximately 5.3%.

Cash flow from operations was $8.0 billion in 2022. Our cash position increased from $1.4 billion at the end of 2021 to $1.9 billion at December 31, 2022. Significant outflows included $4.4 billion of capital expenditures, $1.0 billion of capitalized stripping costs, $199 million on investments and other asset expenditures, $532 million on returns to shareholders through dividends and $459 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2022 included $315 million of net proceeds from debt drawn on the QB2 project financing facility and $899 million of QB2 advances from SMM/SC.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$4.0 billion sustainability-linked facility, which was undrawn as at December 31, 2022.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. Our US$4.0 billion sustainability-linked facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse borrowing condition. The only financial covenant under our credit agreements is a requirement for our net debt to capitalization ratio not to exceed 60%. That ratio was 19% at December 31, 2022.

In addition to our US$4.0 billion sustainability-linked facility, we maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. At December 31, 2022, we had $2.7 billion of letters of credit outstanding. We also had $849 million in surety bonds outstanding at December 31, 2022 mostly to support current and future reclamation obligations.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB2 project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.

Early repayment of borrowings under our US$4.0 billion credit facility, outstanding public debt and the QB2 project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Capital Allocation Framework

Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow (ACF) as cash flow from operating activities after interest and finance charges, lease payments and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; (iv) our base $0.50 per share annual dividend; and (v) any share repurchases executed under our annual buyback authorization. Proceeds from any asset sales may also be used to supplement available cash flow. Any additional cash returns will be made through share repurchases and/or supplemental dividends depending on market conditions at the relevant time.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year. In 2022, as cash flows were generated from operations, we returned capital to shareholders through dividends and share buybacks. We paid dividends of $532 million in 2022. We also returned $1.4 billion during 2022 through share buybacks. On February 18, 2023, Teck's Board of Directors approved a dividend of $0.625 per share. The $0.625 per share dividend consists of the $0.125 per share quarterly base dividend and a supplemental dividend of $0.50 per share on our Class A common shares and Class B subordinate voting shares, to be paid on March 31, 2023 to shareholders of record at the close of business on March 15, 2023. In addition to the dividend, the Board has authorized management to purchase up to $250 million of Class B subordinate voting shares. Additional buybacks will be considered regularly in the context of market conditions.

Operating Cash Flow

Cash flow from operations was $8.0 billion in 2022, compared with $4.7 billion in 2021 and $1.6 billion in 2020. The increase in 2022 was primarily reflected in the substantial increase in steelmaking coal prices compared with 2021. The increase in 2021 as compared to 2020 was primarily due to higher prices for our principal products, especially steelmaking coal.

Investing Activities

Expenditures on property, plant and equipment were $4.4 billion in 2022, including $3.1 billion on the QB2 project, $239 million on growth capital and $1.1 billion on sustaining capital. The largest components of sustaining capital expenditures were $520 million at our steelmaking coal operations.

Capitalized production stripping costs were $1.0 billion in 2022 compared with $667 million in 2021. The majority of these costs are associated with the advancement of pits for future production at our steelmaking coal operations. Stripping costs were higher in 2022 primarily due to Elkview operations focusing on pre-stripping activities during the two-month plant outage while repairs to the plant feed conveyor took place. In addition, the higher stripping costs reflect the impact of inflationary pressures across our operations.

Capital expenditures for 2022 are summarized in the table on page 46.

Expenditures on investments in 2022 were $199 million and included $128 million for intangible and other assets, and $71 million for marketable securities.

Cash proceeds from the sale of assets and investments were $113 million in 2022, $54 million in 2021 and $146 million in 2020.

Financing Activities

In 2022, debt proceeds totalled $569 million, while debt repayments totalled $1.3 billion. Debt proceeds in 2022 included $315 million drawdown on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. The facility was fully drawn in April 2022. Debt proceeds also included $63 million final drawdown on Antamina's loan agreement. The loan agreement was fully drawn during the first quarter of 2022, with our share being US$225 million. Debt repayments in 2022 included the redemption of our US$150 million 4.75% note for $187 million and the purchase of US$650 million of our public notes in a waterfall tender for $892 million.

In 2021, debt proceeds totalled $1.6 billion, while debt repayments totalled $155 million. We also repaid $335 million, net, on our revolving credit facility during the year. Debt proceeds included a drawdown of $1.4 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Antamina entered into a US$1.0 billion loan agreement during 2021. As at December 31, 2021, our share of the amount drawn was US$158 million, which is included in our debt proceeds for the year.

In 2020, debt proceeds totalled $2.4 billion, while debt repayments totalled $457 million. Debt proceeds included a drawdown of $1.5 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. During the year, we drew $363 million, net, on our US$4.0 billion revolving credit facility.

In 2020, we issued US$550 million of notes due July 2030. These notes bear interest at 3.90% per year. We used the US$542 million of net proceeds to purchase the US$268 million aggregate principal amount of our outstanding notes pursuant to cash tender offers and a private purchase, the latter of which had a US$13 million principal amount. The purchased notes comprised US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The remainder of the proceeds were used to repay amounts drawn on our US$4.0 billion revolving credit facility. We recorded a pre-tax loss through non-operating income (expense) of $11 million in connection with these purchases.

Debt interest and finance charges paid during 2022 were $459 million, compared with $380 million in 2021, due to higher debt balances and higher interest rates on the QB2 project financing facility, QB2 advances from SMM/SC and Antamina credit facilities.

During 2022, we paid $532 million in respect of our regular annual base dividend of $0.50 per share and an additional one-time supplemental dividend of $0.50 per share.

In 2022, we purchased and cancelled approximately 30.7 million Class B shares at a cost of $1.4 billion under our normal course issuer bid.

Quarterly Profit and Cash Flow

($ in millions except per share data)	2022				2021			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 3,140	$ 4,260	$ 5,300	$ 4,616	$ 4,196	$ 3,792	$ 2,394	$ 2,384
Gross profit	$ 1,154	$ 1,797	$ 3,142	$ 2,478	$ 2,114	$ 1,690	$ 723	$ 687
Profit (loss) attributable to shareholders	$ 266	$ (195)	$ 1,675	$ 1,571	$ 1,487	$ 816	$ 260	$ 305
Basic earnings (loss) per share	$ 0.52	$ (0.37)	$ 3.12	$ 2.93	$ 2.79	$ 1.53	$ 0.49	$ 0.57
Diluted earnings (loss) per share	$ 0.51	$ (0.37)	$ 3.07	$ 2.87	$ 2.74	$ 1.51	$ 0.48	$ 0.57
Cash flow from operations	$ 930	$ 1,809	$ 2,921	$ 2,323	$ 2,098	$ 1,480	$ 575	$ 585

Gross profit from our copper business unit was $248 million in the fourth quarter compared with $442 million a year ago. Gross profit decreased from a year ago primarily due to a decline in realized copper prices, lower production and sales volumes, and higher unit operating costs.

Copper production of 65,400 tonnes in the fourth quarter was 10% lower than a year ago, primarily due to processing of lower grade ore during a temporary pit closure at Highland Valley Copper as a result of a localized geotechnical event that has since been stabilized.

Gross profit from our zinc business unit was $57 million in the fourth quarter compared with $217 million a year ago. Gross profit decreased compared with a year ago primarily due to a 9% decrease in realized zinc prices, lower refined zinc sales volumes, higher operating costs, and a decrease in lead and silver by-product sales volumes from our Red Dog and Trail Operations.

At our Red Dog Operations, zinc production in the fourth quarter decreased by 4%, or 5,500 tonnes, while lead production was consistent with the same period last year at 18,000 tonnes. At our Trail Operations, refined zinc production was 32% lower than a year ago, due to major planned maintenance on the KIVCET boiler and unplanned downtime due to extreme cold weather in late December.

Gross profit in the fourth quarter from our steelmaking coal business unit decreased by $606 million to $849 million compared to the same period last year primarily as a result of lower steelmaking coal prices and lower production and sales volumes. Although realized steelmaking coal prices in the fourth quarter declined by 21% from a year ago, they remain at historically high levels. Production volumes were lower as a result of the two-month plant outage at our Elkview Operations for the repair of the plant feed conveyor, plant availability challenges, ongoing labour constraints and extreme weather events in December.

Sales volumes for the fourth quarter were 4.3 million tonnes, 16% lower than the same period last year, primarily due to lower production and the impact of the extreme weather conditions on our logistics chain that also resulted in higher steelmaking coal inventories to close out the year. We expect to recover the delayed fourth quarter sales in the first half of 2023 as we ramp back up to planned operating levels.

In the fourth quarter, profit attributable to shareholders was $266 million, or $0.52 per share, compared with a profit attributable to shareholders of $1.5 billion, or $2.79 per share, in the same period a year ago.

Cash flow from operations in the fourth quarter was $930 million compared with $2.1 billion a year ago, reflecting the impact of lower commodity prices and reduced steelmaking coal sales volumes. During the fourth quarter, changes in working capital items resulted in a use of cash of $154 million primarily due to a build-up of steelmaking coal production inventories and an increase in supply inventories at Quebrada Blanca as the operation prepares for start-up. This compares with a use of cash of $70 million a year ago.

Outlook

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses is incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our capital costs and operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2022, US$1.7 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities; however, the extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future are uncertain and could be material. As well, the predicted impact of monetary policy aimed at curtailing inflation in various jurisdictions on economic growth and demand for our products is uncertain and could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rates and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2023 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2023 Mid-Range Production Estimates[1]	Change	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA[2,5] ($ in millions)
US$ exchange		CAD$0.01	$ 60	$ 98
Copper (000's tonnes)	417.5	US$0.01/lb.	$ 6	$ 11
Zinc (000's tonnes)[3]	945.0	US$0.01/lb.	$ 9	$ 12
Steelmaking coal (million tonnes)	25.0	US$1/tonne	$ 19	$ 29
WTI[4]		US$1/bbl	$ 3	$ 5

Notes:
1. All production estimates are subject to change based on market and operating conditions.
2. The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3. Zinc includes 280,000 tonnes of refined zinc and 665,000 tonnes of zinc contained in concentrate.
4. Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" section for further information.

Guidance

Our 2023 annual guidance is outlined in detail below and is unchanged from previous disclosures.

Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs compared to prior years. The increase in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on diesel and other key input costs, as well as profit-based compensation put upward pressure on our unit costs in 2022 and are expected to persist through 2023.

Production Guidance

Copper production in 2023 is expected to be in the range of 390,000 to 445,000 tonnes. QB2 is expected to add substantially to overall copper production compared to 2022 as we ramp-up to full capacity before the end of 2023. The increase is partially offset by lower expected production at Highland Valley Copper due to harder ore and lower copper grades as part of an update to the mine plan and lower copper grade at Antamina as expected in the mine plan.

We expect 2023 zinc in concentrate production, including co-product zinc production from Antamina (22.5%), to be in the range of 645,000 to 685,000 tonnes. This increase from 2022 production levels is driven by higher zinc grades at both Red Dog and Antamina as expected in the mine plan. We expect lead production from Red Dog to be in the range of 110,000 to 125,000 tonnes in 2023. In 2023, we expect Trail Operations to produce between 270,000 and 290,000 tonnes of refined zinc. Refined lead and silver production at Trail are expected to be similar to prior years, but will fluctuate as a result of concentrate feed source optimization.

We expect 2023 annual steelmaking coal production in the range of 24 to 26 million tonnes. Labour constraints are expected to continue to negatively impact equipment operating hours despite improved workforce attraction and retention as a result of initiatives implemented in 2022. We updated 2024 to 2026 steelmaking coal guidance to 24 to 26 million tonnes per year to reflect uncertainties related to ongoing labour impacts and the increasing frequency of adverse weather events.

Production Guidance

The table below shows our share of production of our principal products for 2022, our guidance for production in 2023 and our guidance for production for the following three years.

Units in thousand tonnes (excluding steelmaking coal and molybdenum)	2022	2023 Guidance	Three-Year Guidance 2024–2026
Principal Products			
Copper[1,2,3]			
Highland Valley Copper	**119.1**	110 – 118	120 – 165
Antamina	**102.3**	90 – 97	90 – 100
Carmen de Andacollo	**39.5**	40 – 50	50 – 60
Quebrada Blanca	**9.6**	150 – 180	285 – 315
	270.5	390 – 445	545 – 640
Zinc[1,2,4]			
Red Dog	**553.1**	550 – 580	500 – 550
Antamina	**97.4**	95 – 105	55 – 95
	650.5	645 – 685	555 – 645
Refined zinc			
Trail Operations	**248.9**	270 – 290	280 – 310
Steelmaking coal (million tonnes)	**21.5**	24.0 – 26.0	24.0 – 26.0
Other Products			
Lead[1]			
Red Dog	**79.5**	110 – 125	85 – 95
Molybdenum (million pounds)[1,2]			
Highland Valley Copper	**1.0**	0.8 – 1.2	2.0 – 6.0
Antamina	**1.5**	2.2 – 2.6	2.0 – 4.0
Quebrada Blanca	**–**	1.5 – 3.0	10.0 – 14.0
	2.5	4.5 – 6.8	14.0 – 24.0

Notes:
1. Metal contained in concentrate.
2. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
3. Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4. Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

Sales Guidance

The table below shows our sales of selected products for the last quarter of 2022 and our sales guidance for the first quarter of 2023 for selected principal products.

	Q4 2022	Q1 2023 Guidance
Zinc (thousand tonnes)[1]		
Red Dog	142	165 – 185
Steelmaking coal (million tonnes)	4.3	6.0 - 6.4

Note:
1. Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for 2022 and our guidance for unit costs for selected products in 2023.

(Per unit costs)	2022	2023 Guidance
Copper[1]		
Total cash unit costs[4] (US$/lb.)	2.02	2.05 – 2.25
Net cash unit costs[3,4] (US$/lb.)	1.56	1.60 – 1.80
Zinc[2]		
Total cash unit costs[4] (US$/lb.)	0.58	0.68 – 0.78
Net cash unit costs[3,4] (US$/lb.)	0.44	0.50 – 0.60
Steelmaking coal		
Adjusted site cost of sales[4]	89	88 – 96
Transportation costs	47	45 – 48

Notes:
1. Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2023 assumes a zinc price of US$1.45 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$20 per ounce, a gold price of US$1,755 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. Excludes Quebrada Blanca.
2. Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2023 assumes a lead price of US$0.90 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. By-products include both by-products and co-products.
3. After co-product and by-product margins and excluding Quebrada Blanca.
4. This is a non-GAAP financial measure or ratio. See "Use of Non-GAAP Financial Measures and Ratios" for further information.

Capital Expenditure Guidance

The table below reports our capital expenditures for 2022 and our guidance for capital expenditure in 2023.

(Teck's share in $ millions)	2022	2023 Guidance
Sustaining		
Copper[1]	$ 297	$ 510
Zinc	244	150
Steelmaking coal[2]	520	760
Corporate	17	10
	$ 1,078	$ 1,430
Growth[3]		
Copper[4]	$ 217	$ 250
Zinc	37	80
Steelmaking coal	30	30
Corporate	1	–
	$ 285	$ 360
Total		
Copper	$ 514	$ 760
Zinc	281	230
Steelmaking coal	550	790
Corporate	18	10
	$ 1,363	$ 1,790
QB2 capital expenditures	$ 3,060	$ 1,200 – 1,750
Total before SMM and SC contributions	4,423	2,990 – 3,540
Estimated SMM and SC contributions to capital expenditures	(1,090)	(520) – (700)
Estimated QB2 project financing draw to capital expenditures	(315)	–
Total, net of partner contributions and project financing	$ 3,018	$ 2,470 – 2,840

Notes:
1. Copper sustaining capital guidance for 2023 includes Quebrada Blanca concentrate operations.
2. Steelmaking coal sustaining capital 2023 guidance includes $220 million of water treatment capital. 2022 guidance includes $200 million of water treatment capital.
3. Growth expenditures include RACE capital expenditures for 2023 of $35 million, of which $5 million relates to copper and $30 million relates to steelmaking coal.
4. Copper Growth capital guidance for 2023 includes studies for HVC 2040, Zafranal, San Nicolás, NewRange Copper Nickel (formerly Mesaba and NorthMet), Quebrada Blanca Mill Expansion (QBME), Galore Creek, Schaft Creek and NuevaUnión.

Capital Expenditure Guidance — Capitalized Stripping

(Teck's share in CAD$ millions)	2022	2023 Guidance
Capitalized Stripping		
Copper	$ 336	$ 295
Zinc	89	55
Steelmaking coal	617	750
	$ 1,042	$ 1,100

Other Information

Climate Change and Carbon Pricing

As part of the ongoing efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on controlling carbon emissions, minimizing climate change and preparing for climate change adaptation continues to mount.

The Government of Canada continues to advance climate action initiatives such as the *Canadian Net-Zero Emissions Accountability Act*, which formalizes Canada's target to achieve net-zero greenhouse gas emissions by 2050 and its *A Healthy Environment and a Healthy Economy* climate plan to advance actions to achieve Canada's climate goals, which includes a proposal to increase the federal price of carbon to $170 per tonne of carbon dioxide–equivalent (CO_2e) by 2030. The Government of Canada also formally submitted Canada's enhanced Nationally Determined Contribution to the United Nations, committing Canada to cut its greenhouse gas emissions by 40%–45% below 2005 levels by 2030.

While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national or international regulations that seek to reduce greenhouse gas emissions will continue to be established or revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains uncertain. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets. Our Scope 1 and 2 greenhouse gas emissions attributable to our operations for 2022 are estimated to be approximately 2.8 million tonnes of CO_2e. The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2022 sales volumes, emissions from the use of our steelmaking coal would have been approximately 65 million tonnes of CO_2e.

We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.

For 2022, our B.C.-based operations incurred $88.4 million in British Columbia provincial carbon tax. As a result of the CleanBC Program for Industry, we received back $18.8 million of the $81.7 million we paid under the British Columbia provincial carbon tax in 2021, and we expect to receive a similar portion of our 2022 carbon tax payments back in 2023.

We continue to take action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations. In 2020, we announced our objective to achieve net-zero greenhouse gas emissions across our operations and in 2022 we expanded our existing climate action strategy to include a new short-term goal to achieve net-zero Scope 2 greenhouse gas emissions by 2025 and a new ambition to achieve net-zero Scope 3 greenhouse gas emissions by 2050. We also have a focus on growing our copper business to further rebalance our portfolio to metals and minerals essential for low-carbon technologies, while continuing to produce the high-quality steelmaking coal required for the low-carbon transition.

We have established a set of actions that facilitate progress towards our decarbonization goals and ambitions. Our objective is to deliver significant and cost-competitive emissions reductions. We routinely evaluate existing and emerging abatement opportunities as the pace of low-carbon technology maturation continues to accelerate, and as options that were not feasible a few years ago appear on the horizon.

Financial Instruments and Derivatives

We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are investments in marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming arrangements, QB2 variable consideration to IMSA and settlement receivables. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 30 to our 2022 audited annual consolidated financial statements.

Areas of Judgment and Critical Accounting Estimates

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2022 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans, operating plans and operating results.

In the fourth quarter of 2022, as a result of increased costs and operating challenges at our Trail CGU, we performed an impairment test for our Trail CGU.

In the fourth quarter of 2021 as a result of higher market expectations for long-term copper prices, we performed an impairment reversal test for our Carmen de Andacollo CGU. In addition, mine plans with updated information for Fort Hills became available in the fourth quarter of 2021, which required us to perform an impairment test on our Fort Hills CGU.

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain of our assets are considered as held for sale as at December 31, 2022. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable.

As at December 31, 2022, we have determined that the Fort Hills disposal group, the Quintette disposal group, the Mesaba property, plant and equipment assets, and the San Nicolás property, plant and equipment assets are considered as held for sale.

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models for our goodwill impairment tests include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test include zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, discount rate and foreign exchange rates. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

a) Impairment Reversal and Asset Impairment

As at December 31, 2022, we did not record impairment or impairment reversals relating to continuing operations. The following pre-tax impairment reversal was recorded in profit in 2021:

Impairment Reversal

(CAD$ in millions)	2022	2021
Carmen de Andacollo CGU	$ –	$ 215
Total	$ –	$ 215

Impairment Testing – 2022

During 2022, we assessed whether there were any indicators of impairment or impairment reversal for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Trail CGU, as outlined below. The results of our assessment of indicators of impairment related to assets held for sale are disclosed in the annual financial statements.

Trail CGU

In the fourth quarter of 2022, as a result of increased costs and operating challenges at the Trail CGU, we performed an impairment test for our Trail CGU. Cash flow projections used in the analysis as at December 31, 2022 were based on an operating plan with cash flows covering a period of 80 years. The recoverable amount of our Trail CGU was approximately equal to the carrying amount of $1.2 billion at the date of testing. As a result, any changes in the key assumptions below could result in the carrying amount exceeding the recoverable amount.

Impairment Reversal – 2021

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit of our copper operating segment.

b) Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal group of CGUs have goodwill allocated to them.

We did not identify any goodwill impairment indicators during 2022. We performed our annual goodwill impairment testing at October 31, 2022, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal group of CGUs, the cash flows cover periods of 13 to 42 years, with an estimate of in situ value applied to the remaining resources. For Quebrada Blanca CGU, the cash flow covers the current 27-year expected mine life of the QB2 project and a projected expansion, totalling 40 years, with an estimate of in situ value applied to the remaining resources.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below.

Sensitivity Analysis for Annual Goodwill Impairment Testing

The recoverable amount of our steelmaking coal group of CGUs was approximately equal to the carrying amount at the date of the annual goodwill impairment testing. As a result, any changes in the key assumptions below could result in the carrying amount exceeding the recoverable amount.

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount at the date of our annual goodwill impairment testing. There are no reasonably possible changes to any of the key assumptions below that would lead to the carrying amount exceeding the recoverable amount.

c) Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the years ended December 31, 2022 and 2021:

	2022	2021
Steelmaking coal prices per tonne	**Long-term real price in 2027 of US$185**	Long-term real price in 2026 of US$150
Copper prices per pound	**Long-term real price in 2027 of US$3.60**	Long-term real price in 2026 of US$3.30
Post-tax real discount rates – Steelmaking Coal group of CGUs	**10.0%**	6.0%
Post-tax real discount rate – QB CGU	**6.5%**	6.0%
Long-term foreign exchange rates	**1 U.S. to 1.30 Canadian dollars**	1 U.S. to 1.28 Canadian dollars

In our impairment assessment of the Trail CGU, we used long-term assumptions of US$1.25 per pound for zinc, US$277 per pound for treatment charges, US$0.11 per pound for zinc premiums and a post-tax real discount rate of 5.5%.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Price Assumptions

Price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and smelting weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources, Mine Production and Smelter Production

Future mineral production is included in projected cash flows based on plant capacities and mineral reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons.

Future smelter production is included in projected cash flows based on plant capacities.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans, operating plans and internal management forecasts, as applicable. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU or group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2022 and 2021, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects* and National Instrument 51-101, *Standards of Disclosure for Oil and Gas Activities.* Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management's experts. DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

Adoption of New Accounting Standards and Accounting Developments

New IFRS Pronouncements

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, *Financial Instruments* (IFRS 9), IAS 39, *Financial Instruments: Recognition and Measurement* (IAS 39), IFRS 7, *Financial Instruments: Disclosures* (IFRS 7), IFRS 4, *Insurance Contracts* (IFRS 4) and IFRS 16, *Leases* (IFRS 16) as a result of Phase 2 of the IASB's Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR.

For the year ended December 31, 2022, we transitioned our sustainability-linked revolving credit facility to Term SOFR. This did not affect our financial statements as this credit facility remains undrawn. We have not yet transitioned the remaining financial instruments that use the LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

We adopted the amendments to IAS 16, *Property, Plant and Equipment* on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. These amendments will have an effect on the accounting related to the sale of products during the commissioning phase of QB2 in 2023.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, *Presentation of Financial Statement*s titled *Non-current liabilities with covenants.* These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, *Classification of liabilities as current or non-current*, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, *Presentation of Financial Statement*s and the IFRS Practice Statement 2 *Making Materiality Judgements* to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Outstanding Share Data

As at February 17, 2023, there were approximately 506.3 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 14.7 million share options outstanding with exercise prices ranging between $5.34 and $50.68 per share. More information on these instruments, and the terms of their conversion, is set out in Note 25 to our 2022 audited annual consolidated financial statements.

The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 2, 2022 and ending November 1, 2023, representing approximately 7.9% of the outstanding Class B shares, or 8.9% of the public float, as at October 21, 2022.

Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.

Under the TSX rules, except pursuant to permitted exceptions, the number of Class B shares purchased on the TSX on any given day will not exceed 478,948 Class B shares, which is 25% of the average daily trading volume for the Class B shares on the TSX during the six-month period ended September 30, 2022 of 1,915,793, calculated in accordance with the TSX rules. The actual number of Class B shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck's previous normal course issuer bid, which commenced on November 2, 2021, and ended on November 1, 2022, Teck purchased 30,703,473 Class B subordinate voting shares at an average purchase price of $45.3623 per share. Teck sought and received approval to purchase up to 40 million Class B subordinate voting shares under the previous normal course issuer bid. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total
Debt – Principal and interest payments	$ 1,033	$ 1,525	$ 1,691	$ 6,894	$ 11,143
Leases – Principal and interest payments[1]	142	168	117	338	765
Minimum purchase obligations[2]					
Concentrate, equipment, supply and other purchases	985	832	135	14	1,966
Shipping and distribution	362	575	494	624	2,055
Energy contracts	546	1,223	1,100	5,805	8,674
NAB PILT and VIF payments[7]	51	100	102	62	315
Pension funding[3]	24				24
Other non-pension post-retirement benefits[4]	14	30	32	267	343
Decommissioning and restoration provision[5]	258	348	265	1,949	2,820
Other long-term liabilities[6]	113	132	106	257	608
	$ 3,528	$ 4,933	$ 4,042	$ 16,210	$ 28,713

Notes:
1. We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$6 million for the following 17 years and are subject to deferral and abatement for *force majeure* events.
2. The majority of our minimum purchase obligations are subject to continuing operations and *force majeure* provisions.
3. As at December 31, 2022, the company had a net pension asset of $147 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2023 in respect of defined benefit pension plans is $24 million. The timing and amount of additional funding after 2023 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
4. We had a discounted, actuarially determined liability of $343 million in respect of other non-pension post-retirement benefits as at December 31, 2022. Amounts shown are estimated expenditures in the indicated years.
5. We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 6.13% and 8.07% and an inflation factor of 2.00%.
6. Other long-term liabilities include amounts for post-closure, environmental costs and other items.
7. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million and maximum payments of $8 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Most of our corporate office staff and many site administrative staff worked remotely through 2022. We have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2022, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures and Ratios

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS in Canada and that do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders: For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA: EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Unit costs: Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales: Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, outbound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs: Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating costs: Adjusted operating costs for our energy business unit are defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products: Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by-product and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenue, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Net debt: Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio: Net debt to adjusted EBITDA ratio is the same calculation as the debt to adjusted EBITDA ratio, but using net debt as the numerator.

Adjusted basic earnings per share: Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share: Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne: Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted site cash cost of sales is a non-GAAP financial measure.

Total cash unit costs per pound: Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound: Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound: Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Profit (Loss) Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

($ in millions, except per share data)	2022[1]	2021[2]	2020
Profit (loss) attributable to shareholders[3]	$ 4,089	$ 2,868	$ (864)
Add (deduct) on an after-tax basis:			
Asset impairments	952	(150)	912
COVID-19 costs	–	–	233
Loss on debt purchase	42	–	8
QB2 variable consideration to IMSA and ENAMI	115	124	(34)
Environmental costs	99	79	210
Inventory write-downs (reversals)	36	2	91
Share-based compensation	181	94	34
Commodity derivatives	(25)	15	(46)
Loss from discontinued operations for the nine months ended September 30, 2022[4]	(791)	–	–
Other	175	25	17
Adjusted profit attributable to shareholders	$ 4,873	$ 3,057	$ 561
Basic earnings (loss) per share[3]	$ 7.77	$ 5.39	$ (1.62)
Diluted earnings (loss) per share[3]	$ 7.63	$ 5.31	$ (1.62)
Adjusted basic earnings per share	$ 9.25	$ 5.74	$ 1.05
Adjusted diluted earnings per share	$ 9.09	$ 5.66	$ 1.04

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Amounts for the year ended December 31, 2021 are as previously reported.
3. Amount for the year ended December 31, 2022 is for continuing operations only.
4. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

Reconciliation of Basic Earnings (Loss) per share to Adjusted Basic Earnings per share

(Per share amounts)	2022[1]		2021[2]		2020
Basic earnings (loss) per share[3]	$	**7.77**	$	5.39	$	(1.62)
Add (deduct):					
Asset impairments		**1.81**		(0.28)		1.71
COVID-19 costs		**–**		–		0.44
Loss on debt purchase		**0.08**		–		0.01
QB2 variable consideration to IMSA and ENAMI		**0.22**		0.23		(0.06)
Environmental costs		**0.19**		0.15		0.39
Inventory write-downs (reversals)		**0.07**		–		0.17
Share-based compensation		**0.34**		0.18		0.06
Commodity derivative		**(0.05)**		0.03		(0.09)
Loss from discontinued operations for the nine months ended September 30, 2022[4]		**(1.51)**		–		–
Other		**0.33**		0.04		0.04
Adjusted basic earnings per share	$	**9.25**	$	5.74	$	1.05

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Amounts for the year ended December 31, 2021 are as previously reported.
3. Amount for the year ended December 31, 2022 is for continuing operations only.
4. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

Reconciliation of Diluted Earnings (Loss) per share to Adjusted Diluted Earnings per share

(Per share amounts)	2022[1]		2021[2]		2020
Diluted earnings (loss) per share[3]	$	**7.63**	$	5.31	$	(1.62)
Add (deduct):					
Asset impairments		**1.78**		(0.28)		1.70
COVID-19 costs		**–**		–		0.43
Loss on debt purchase		**0.08**		–		0.01
QB2 variable consideration to IMSA and ENAMI		**0.21**		0.23		(0.06)
Environmental costs		**0.18**		0.15		0.39
Inventory write-downs (reversals)		**0.07**		–		0.17
Share-based compensation		**0.34**		0.18		0.07
Commodity derivative		**(0.05)**		0.03		(0.09)
Loss from discontinued operations for the nine months ended September 30, 2022[4]		**(1.48)**		–		–
Other		**0.33**		0.04		0.04
Adjusted diluted earnings per share	$	**9.09**	$	5.66	$	1.04

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Amounts for the year ended December 31, 2021 are as previously reported.
3. Amount for the year ended December 31, 2022 is for continuing operations only.
4. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2022[1]	2021[2]	2020
Profit before taxes[3]	$ 6,565	$ 4,532	$ (1,136)
Finance expense net of finance income[3]	150	210	268
Depreciation and amortization[3]	1,674	1,583	1,510
EBITDA	$ 8,389	$ 6,325	$ 642
Add (deduct):			
Asset impairments (impairment reversal)	1,234	(215)	1,244
COVID-19 costs	–	–	336
Loss on debt purchase	58	–	11
QB2 variable consideration to IMSA and ENAMI	188	141	(56)
Environmental costs	128	108	270
Inventory write-downs (reversals)	50	1	134
Share-based compensation	236	125	47
Commodity derivative gains	(35)	22	(62)
Loss from discontinued operations for the nine months ended September 30, 2022[4]	(811)	–	–
Other	131	66	4
Adjusted EBITDA	$ 9,568	$ 6,573	$ 2,570
Total debt at year end	$ 7,738	$ 8,068	$ 6,947
Less: cash and cash equivalents at year end	(1,883)	(1,427)	(450)
Net debt	$ 5,855	$ 6,641	$ 6,497
Debt to adjusted EBITDA ratio	0.8	1.2	2.7
Net debt to adjusted EBITDA ratio	0.6	1.0	2.5
Equity attributable to shareholders of the company	$ 25,473	$ 23,005	$ 20,039
Other financial obligations	$ 441	$ 257	$ 138
Adjusted net debt to capitalization ratio	$ 0.19	$ 0.22	$ 0.24

Notes:
1. Adjustments for the year ended December 31, 2022 are the nine months ended September 30, 2022 as previously reported plus the three months ended December 31, 2022 for continuing operations.
2. Amounts for the year ended December 31, 2021 are as previously reported.
3. Amount for the year ended December 31, 2022 is for continuing operations only.
4. Adjustment required to remove the effect of discontinued operations for the nine months ended September 30, 2022.

Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2022	2021	2020
Gross profit	$ 8,571	$ 5,214	$ 1,333
Depreciation and amortization	1,674	1,487	1,510
Gross profit before depreciation and amortization	$ 10,245	$ 6,701	$ 2,843
Reported as:			
Copper			
Highland Valley Copper	$ 738	$ 883	$ 476
Antamina	1,021	992	566
Carmen de Andacollo	73	209	170
Quebrada Blanca	8	42	30
Other	(3)	–	–
	1,837	2,126	1,242
Zinc			
Trail Operations	(18)	84	65
Red Dog	1,060	822	717
Other	2	12	33
	1,044	918	815
Steelmaking coal	7,364	3,657	1,009
Energy[1]	–	–	(223)
Gross profit before depreciation and amortization	$ 10,245	$ 6,701	$ 2,843

Note:
1. Comparative figures for 2021 for the Energy Business Unit have been represented for the classification of Fort Hills as a discontinued operation. 2020 figures have not been represented.

Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2022	2021
Revenue as reported	$ **3,381**	$ 3,452
By-product revenue (A)	**(456)**	(386)
Smelter processing charges (B)	**140**	124
Adjusted revenue	$ **3,065**	$ 3,190
Cost of sales as reported	$ **1,982**	$ 1,711
Less:		
Depreciation and amortization	**(438)**	(385)
Labour settlement and strike costs	**(33)**	(26)
By-product cost of sales (C)	**(101)**	(84)
Adjusted cash cost of sales (D)	$ **1,410**	$ 1,216
Payable pounds sold (millions) (E)	**588.3**	596.1
Per unit amounts — CAD$/pound		
Adjusted cash cost of sales (D/E)	$ **2.40**	$ 2.04
Smelter processing charges (B/E)	**0.24**	0.21
Total cash unit costs — CAD$/pound	$ **2.64**	$ 2.25
Cash margins for by-products — ((A–C)/E)	**(0.60)**	(0.51)
Net cash unit costs — CAD$/pound	$ **2.04**	$ 1.74
US$ amounts[1]		
Average exchange rate (CAD$ per US$1.00)	$ **1.30**	$ 1.25
Per unit amounts — US$/pound		
Adjusted cash cost of sales	$ **1.84**	$ 1.63
Smelter processing charges	**0.18**	0.17
Total cash unit costs — US$/pound	$ **2.02**	$ 1.80
Cash margins for by-products	**(0.46)**	(0.41)
Net cash unit costs — US$/pound	$ **1.56**	$ 1.39

Note:
1. Average period exchange rates are used to convert to US$ per pound equivalent.

Zinc Unit Cost Reconciliation (Mining Operations[1])

(CAD$ in millions, except where noted)	2022	2021
Revenue as reported	$ 3,526	$ 3,063
Less:		
Trail Operations revenues as reported	(2,059)	(1,997)
Other revenues as reported	(11)	(10)
Add back: Intra-segment revenues as reported	655	511
	$ 2,111	$ 1,567
By-product revenues (A)	(260)	(336)
Smelter processing charges (B)	297	240
Adjusted revenue	$ 2,148	$ 1,471
Cost of sales as reported	$ 2,755	$ 2,375
Less:		
Trail Operations cost of sales as reported	(2,152)	(1,999)
Other costs of sales as reported	(9)	2
Add back: Intra-segment purchases as reported	655	511
	$ 1,249	$ 889
Less:		
Depreciation and amortization	(198)	(144)
Royalty costs	(461)	(323)
By-product cost of sales (C)	(65)	(68)
Adjusted cash cost of sales (D)	$ 525	$ 354
Payable pounds sold (millions) (E)	1,088.9	842.4
Per unit amounts — CAD$/pound		
Adjusted cash cost of sales (D/E)	$ 0.48	$ 0.42
Smelter processing charges (B/E)	0.27	0.28
Total cash unit costs — CAD$/pound	$ 0.75	$ 0.70
Cash margins for by-products — ((A–C)/E)	(0.18)	(0.32)
Net cash unit costs — CAD$/pound	$ 0.57	$ 0.38
US$ amounts[2]		
Average exchange rate (CAD$ per US$1.00)	$ 1.30	$ 1.25
Per unit amounts — US$/pound		
Adjusted cash cost of sales	$ 0.37	$ 0.34
Smelter processing charges	0.21	0.22
Total cash unit costs — US$/pound	$ 0.58	$ 0.56
Cash margins for by-products	(0.14)	(0.26)
Net cash unit costs — US$/pound	$ 0.44	$ 0.30

Notes:
1. Red Dog Mining Operations.
2. Average period exchange rates are used to convert to US$ per pound equivalent.

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2022	2021
Cost of sales as reported	**$ 4,008**	$ 3,466
Less:		
Transportation (A)	**(1,053)**	(1,037)
Depreciation and amortization	**(963)**	(872)
Inventory write-down reversal (B)	**–**	(10)
Labour settlement (C)	**–**	(39)
Elkview shutdown (D)	**(14)**	–
Adjusted site cost of sales	**$ 1,978**	$ 1,528
Tonnes sold (millions) (F)	**22.2**	23.4
Per unit amounts — CAD$/tonne		
Adjusted site cost of sales (E/F)	**$ 89**	$ 65
Transportation costs (A/F)	**47**	44
Inventory write-downs (B/F)	**–**	–
Labour settlement (C/F)	**–**	2
Elkview shutdown (D/F)	**1**	–
Unit costs — CAD$/tonne	**$ 137**	$ 111
US$ amounts[1]		
Average exchange rate (CAD$ per US$1.00)	**$ 1.30**	$ 1.25
Per unit amounts — US$/tonne		
Adjusted site cost of sales	**$ 68**	$ 52
Transportation	**36**	35
Inventory write-down reversal	**–**	–
Labour settlement	**–**	2
Elkview shutdown	**–**	–
Unit costs — US$/tonne	**$ 104**	$ 89

Note:
1. Average period exchange rates are used to convert to US$/tonne equivalent.

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe", "forecast" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the proposed separation of our business into two independent, publicly-listed companies; terms and conditions of the Separation, including the expected distribution of EVR shares and cash, available consideration election for shareholders and the Transition Capital Structure to be retained by Teck; the timing for completion of the Separation; the tax and accounting treatment for the Separation; the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and development capital spending in 2023; expectations that QB2 will be commissioned in 2023 and production will ramp up during the year; timing of progress and milestones at our QB2 project, including system completion and handover; expectation that QB2 will have 100% renewable power beginning in 2025; estimated timing of first production from QB2; our expectations regarding our QBME project, including those related to timeline and permitting; our drilling and exploration plans; our plans for advancing our Copper Growth assets, including timing for completion of studies, permitting, development, construction and first production at various projects; the closing of the transaction with Agnico Eagle Mines Limited; timing of the Zafranal project SEIA, the San Nicolás project feasibility study, the Highland Valley Copper feasibility study and environmental permitting for HVC 2040, the Galore Creek project prefeasibility study; timing for recovery of delayed fourth quarter sales of steelmaking coal; timing for construction of the Elkview AMC project and commencement of mining operations in the Harmer area; the expectation that the Elkview AMC project and the benefits thereof, including the provision of high-quality steelmaking coal supporting a 9-million-tonne-per-annum rate with top quartile operating margins; timing and ability to advance the Fording River Extension; expectations related to our Elk Valley water treatment capacity, the regulatory process related to water treatment, and the timing of construction and completion of our various proposed water treatment facilities; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; projected spending, including capital and operating costs, from 2023 to 2024 on water treatment, water management and incremental measures associated with the Direction; expectations regarding performance at Neptune Bulk Terminals; liquidity and availability of borrowings under our credit facilities and project finance facility; our ability to obtain additional credit for posting security for reclamation at our sites; the expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof; all guidance appearing in this document including, but not limited to, the production, sales, cost, unit cost, capital expenditure, transportation cost, cost reduction and other guidance under the heading "Guidance" and discussed in the various business unit sections; the potential impact of COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our development projects and business strategy, and our plans and strategies to mitigate the impact thereof; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; expectations regarding planned maintenance at our operations; the effectiveness of our water management at Red Dog; expected sales from Red Dog in the first quarter of 2023; expected benefits of our RACE program and our plans for the future; the amount of potential taxes, interest and penalties relating to the Antamina tax dispute and our share thereof; our tax position and the tax rates applicable to us; our expectations regarding inflationary pressures and increased key input costs, including profit-based compensation and royalties; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; expectations regarding our dividend policy and our capital allocation framework; our expectations, projections and sensitivities under the heading "Commodity Prices and Sensitivities"; expectations regarding carbon legislation and climate change regulations, including our expectation that we will receive a portion of our carbon tax expenditures back under the CleanBC program; and the impact of certain accounting initiatives and estimates.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, and steelmaking coal and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to complete the Separation, including obtaining receipt of required approvals from the court, shareholders and the Toronto Stock Exchange: the possibility that the Separation and the transactions with NSC and POSCO will not be completed on the terms and conditions, or on the timing, currently contemplated, and that the transactions may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, regulatory and court approvals and other conditions of closing necessary to complete the transactions or for other reasons; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; risk that market or other conditions are no longer favourable to completing the Separation; risks relating to business disruption during the pendency of or following the Separation and diversion of management time; risks relating to tax, legal and regulatory matters; credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the Separation, including changes in economic conditions, interest rates or tax rates; and other risks inherent to our business and/or factors beyond Teck's control which could have a material adverse effect on Teck or the ability to consummate the Separation and transactions with NSC and POSCO; our ability to obtain the required approvals for the proposed transaction to eliminate the multiple votes rights attached to the Class A common shares; our ability to satisfy the closing conditions for our transaction with Agnico Eagle; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies and services in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments; our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean peso, and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects; closure costs and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our steelmaking coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits, licences, and leases in a timely manner; our ongoing relations with our employees and with our business and joint venture partners; and the impacts of the COVID-19 pandemic on our operations and projects and on global markets.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading "*Elk Valley Water Quality Management Update*". Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study. Estimates of future construction capital at QB2 are based on a CLP/USD rate range of 900 to 975 and a CAD/USD exchange rate of $1.30, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during construction, commissioning and ramp-up activities. Statements regarding the availability of our credit facilities and project finance facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables and business unit sections include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Expectations regarding the impact of foreign exchange rates are based on the assumptions set out in this document. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, COVID-19, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. Expected timing of first production related to our Copper Growth assets and other projects assumes positive outcomes of the related prefeasibility and feasibility studies, timely receipt of all permits, and development approvals. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, the failure to obtain required approvals in connection with the Separation; adverse reactions or changes in business relationships resulting from the announcement or completion of the Separation; changes in tax, legal or regulatory matters or market or other condition such that it conditions are no longer favourable to completing the Separation; business disruptions prior to or following the Separation; changes to our business and/or factors beyond Teck's control that could have a material adverse effect on Teck or the ability or desire to consummate the Separation and transactions with NSC and POSCO; the possibility that the proposed transaction to eliminate the multiple voting rights attached to the Class A common shares may not be completed on the terms and conditions, or on the timing, currently contemplated, or at all, including due to the failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and other approvals and other conditions of closing necessary; changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; difficulty satisfying the closing conditions for our transaction with Agnico Eagle; and changes in or deterioration of general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production, commissioning and commercial production is dependent on, among other matters, our continued ability to advance progress on construction, commissioning and ramp-up as currently anticipated and successfully manage through the impacts of the COVID-19 pandemic, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading "Elk Valley Water Quality Management Update". Declaration and payment of dividends is in the discretion of the Board, and our dividend policy will be reviewed regularly and may change. Dividends and share repurchases can be impacted by share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds, compliance with regulatory requirements and other risk factors impacting our business as detailed in our Annual Information Form. Production at our Red Dog Operations may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers' participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks. Purchases of Class B subordinate voting shares under our normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility, our ability to obtain the renewal of our normal course issuer bid and in compliance with regulatory requirements, availability of funds to purchase shares, and alternative uses for funds. Share repurchases are also subject to conditions under corporate law.

The forward-looking statements and actual results will also be impacted by the effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus. The overall effects of COVID-19-related matters on our business, operations and projects will depend on the ability of our sites to maintain normal operations, including due to elevated rates of absenteeism in our workforce, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this document regarding our coal properties, which for this purpose does not include the discussion under "*Elk Valley Water Quality Management Update*", was reviewed, approved and verified by Jo-Anna Singleton P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this document regarding our base metal properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2022 and 2021

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion in the Report of Independent Registered Public Accounting Firm.



Jonathan H. Price
Chief Executive Officer

Crystal J. Prystai
Senior Vice President and Chief Financial Officer
February 18, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teck Resources Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Teck Resources Limited and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing in Management's Discussion and Analysis. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Steelmaking Coal Goodwill Impairment Test

As described in Notes 3, 4, 8, and 17 to the consolidated financial statements, management performs its annual impairment test of its steelmaking coal goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the steelmaking coal goodwill as of December 31, 2022 was $702 million. An impairment loss exists if the steelmaking coal operations group of cash generating units' (the steelmaking coal CGU) carrying amount, including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the steelmaking coal CGU. The recoverable amount determined by management was approximately equal to the carrying value of the steelmaking coal CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate, and foreign exchange rates. The Company's mineral reserves and resources have been prepared by or under the supervision of qualified persons (management's specialists).

The principal considerations for our determination that performing procedures relating to the steelmaking coal goodwill impairment test is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the steelmaking coal CGU; (ii) management's specialists were used to prepare the mineral reserves and resources; (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model, relating to commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, the discount rate and foreign exchange rates; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's steelmaking coal goodwill impairment test, including controls over the determination of the recoverable amount of the steelmaking coal CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the steelmaking coal CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management's assumptions involved considering their consistency with (i) external market and industry data for commodity prices and foreign exchange rates and (ii) recent actual results, market data and, when available, other third party information, for mine production, operating costs and capital expenditures. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Quebrada Blanca Goodwill Impairment Test

As described in Notes 3, 4, 8, and 17 to the consolidated financial statements, management performs its annual impairment test of its Quebrada Blanca goodwill as of October 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. The total carrying value of the Quebrada Blanca goodwill as of December 31, 2022 was $416 million. An impairment loss exists if the Quebrada Blanca cash generating unit's (QB CGU) carrying amount, including goodwill, exceeds its recoverable amount. Management used a discounted cash flow model to determine the recoverable amount of the QB CGU. The recoverable amount determined by management exceeded the carrying value of the QB CGU, and as a result, no impairment loss was recognized. Significant assumptions are used in the discounted cash flow model, which include: commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures, and the discount rate. The Company's mineral reserves and resources and estimates of capital expenditures for the QB CGU have been prepared by or under the supervision of qualified persons and management's experts (management's specialists).

The principal considerations for our determination that performing procedures relating to the Quebrada Blanca goodwill impairment test is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the QB CGU; (ii) management's specialists were used to prepare the reserves and resources and estimates of capital expenditures; and (iii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model, relating to commodity prices, mineral reserves and resources, mine production, operating costs, capital expenditures and the discount rate; and (iv) the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's QB CGU goodwill impairment test, including controls over the determination of the recoverable amount of the QB CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the QB CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management's assumptions involved considering their consistency with (i) external market and industry data for commodity prices; (ii) recent actual capital expenditures incurred and the work of management's specialists for capital expenditures; and (iii) market and industry data and, when available, other third party information for operating costs and mine production. The work of management's specialists was used in performing the procedures to evaluate the reasonableness of mineral reserves and resources, and management's estimates of capital expenditures. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists and an evaluation of their findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

Impairment Test of the Trail CGU

As described in Notes 3, 4, and 8 to the consolidated financial statements, the carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less cost of disposal (FVLCD) and its value in use. As of December 31, 2022 management identified indicators of impairment related to the Trail cash generating unit (Trail CGU) and as a result, performed an impairment test. Management used a discounted cash flow model to determine the recoverable amount based on FVLCD of the Trail CGU. The recoverable amount as of December 31, 2022 of $1.2 billion approximated the carrying value, and as a result, no impairment loss was recorded for the year then ended.

In determining the recoverable amount, management used significant assumptions such as: zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, the discount rate and foreign exchange rates.

The principal considerations for our determination that performing procedures relating to the impairment test of the Trail CGU is a critical audit matter are (i) significant judgment by management when determining the recoverable amount of the Trail CGU; (ii) a high degree of auditor judgment, subjectivity and effort was required in performing procedures to evaluate significant assumptions used in the discounted cash flow model relating to zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, the discount rate and foreign exchange rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment test, including controls over the determination of the recoverable amount of the Trail CGU. These procedures also included, among others, testing management's process for determining the recoverable amount of the Trail CGU, including evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data and evaluating the reasonableness of the significant assumptions used in the discounted cash flow model. Evaluating the reasonableness of management's assumptions involved considering their consistency with (i) external market and industry data for zinc prices, treatment charges, zinc premiums and foreign exchange rates and (ii) recent actual results, market data and, when available, other third party information for smelter production, operating costs and capital expenditures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, Canada
February 18, 2023

We have served as the Company's auditor since 1964.

Consolidated Statements of Income Years ended December 31

(CAD$ in millions, except for share data)		2022		2021
Revenue (Note 6)	$	**17,316**	$	12,766
Cost of sales		**(8,745)**		(7,552)
Gross profit		**8,571**		5,214
Other operating income (expenses)				
General and administration		**(236)**		(172)
Exploration		**(90)**		(65)
Research and innovation		**(157)**		(129)
Impairment reversal (Note 8(a))		**–**		215
Other operating income (expense) (Note 9)		**(1,102)**		(80)
Profit from operations		**6,986**		4,983
Finance income (Note 10)		**53**		5
Finance expense (Note 10)		**(203)**		(190)
Non-operating income (expense) (Note 11)		**(275)**		(107)
Share of profit (loss) of associates and joint ventures (Note 15)		**4**		(3)
Profit from continuing operations before taxes		**6,565**		4,688
Provision for income taxes (Note 22(a))		**(2,495)**		(1,518)
Profit from continuing operations		**4,070**		3,170
Loss from discontinued operations (Note 5(a))		**(772)**		(255)
Profit for the year	$	**3,298**	$	2,915
Profit attributable to:				
Shareholders of the company	$	**3,317**	$	2,868
Non-controlling interests		**(19)**		47
Profit for the year	$	**3,298**	$	2,915
Earnings per share from continuing operations				
Basic	$	**7.77**	$	5.87
Diluted	$	**7.63**	$	5.78
Earnings (loss) per share from discontinued operations				
Basic and diluted	$	**(1.47)**	$	(0.48)
Earnings per share (Note 25(f))				
Basic	$	**6.30**	$	5.39
Diluted	$	**6.19**	$	5.31
Weighted average shares outstanding (millions)		**526.7**		532.3
Weighted average diluted shares outstanding (millions)		**535.9**		540.3
Shares outstanding at end of year (millions)		**513.7**		534.2

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income Years ended December 31

(CAD$ in millions)		2022		2021
Profit for the year	$	**3,298**	$	2,915
Other comprehensive income for the year				
Items that may be reclassified to profit				
Currency translation differences (net of taxes of $9 and $(2))		**826**		(43)
Change in fair value of debt securities (net of taxes of $nil and $nil)		**(3)**		(2)
Share of other comprehensive income of associates and joint ventures		**1**		–
		824		(45)
Items that will not be reclassified to profit				
Change in fair value of marketable equity securities (net of taxes of $(14) and $1)		**96**		(4)
Remeasurements of retirement benefit plans (net of taxes of $13 and $(91))		**(45)**		171
		51		167
Total other comprehensive income for the year		**875**		122
Total comprehensive income for the year	$	**4,173**	$	3,037
Total comprehensive income attributable to:				
Shareholders of the company		**4,132**		2,994
Non-controlling interests		**41**		43
	$	**4,173**	$	3,037
Total comprehensive income (loss) attributable to shareholders of the company from:				
Continuing operations		**4,904**		3,249
Discontinued operations		**(772)**		(255)
	$	**4,132**	$	2,994

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows   Years ended December 31

(CAD$ in millions)	2022	2021
Operating activities		
Profit for the year from continuing operations	$ 4,070	$ 3,170
Depreciation and amortization	1,674	1,487
Provision for income taxes	2,495	1,518
Impairment reversal	–	(215)
Loss on debt redemption or purchase	58	–
Net finance expense	150	185
Income taxes paid	(1,217)	(849)
Remeasurement of decommissioning and restoration provisions for closed operations	83	35
QB2 variable consideration to IMSA and ENAMI	188	141
Other	147	185
Net change in non-cash working capital items	(107)	(884)
Net cash provided by continuing operating activities	7,541	4,773
Net cash provided by (used in) discontinued operating activities	442	(35)
	7,983	4,738
Investing activities		
Expenditures on property, plant and equipment	(4,423)	(3,966)
Capitalized production stripping costs	(1,042)	(667)
Expenditures on investments and other assets	(199)	(160)
Proceeds from investments and assets	113	54
Net cash used in continuing investing activities	(5,551)	(4,739)
Net cash used in discontinued investing activities	(129)	(80)
	(5,680)	(4,819)
Financing activities		
Proceeds from debt	569	1,639
Revolving credit facilities	–	(335)
Redemption, purchase or repayment of debt	(1,323)	(155)
Repayment of lease liabilities	(138)	(130)
QB2 advances from SMM/SC	899	326
Interest and finance charges paid	(459)	(380)
Issuance of Class B subordinate voting shares	234	50
Purchase and cancellation of Class B subordinate voting shares	(1,392)	–
Dividends paid	(532)	(106)
Contributions from non-controlling interests	307	113
Distributions to non-controlling interests	(78)	(57)
Other liabilities	(46)	120
Net cash provided by (used in) continuing financing activities	(1,959)	1,085
Net cash used in discontinued financing activities	(31)	(29)
	(1,990)	1,056
Increase in cash and cash equivalents	313	975
Cash balance related to assets held for sale	(35)	–
Effect of exchange rate changes on cash and cash equivalents	178	2
Cash and cash equivalents at beginning of year	1,427	450
Cash and cash equivalents at end of year	$ 1,883	$ 1,427

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets As at December 31

(CAD$ in millions)	2022	2021
Assets		
Current assets		
Cash and cash equivalents (Note 12)	$ 1,883	$ 1,427
Current income taxes receivable	92	6
Trade and settlement receivables	1,527	1,981
Inventories (Note 13)	2,685	2,390
Prepaids and other current assets	540	299
Assets held for sale (Note 5(a))	1,566	—
	8,293	6,103
Non-current assets held for sale (Note 5(b)(c))	173	—
Financial and other assets (Note 14)	1,466	1,571
Investments in associates and joint ventures (Note 15)	1,139	1,060
Property, plant and equipment (Note 16)	40,095	37,382
Deferred income tax assets (Note 22(b))	75	161
Goodwill (Note 17)	1,118	1,091
	$ 52,359	$ 47,368
Liabilities and Equity		
Current liabilities		
Trade accounts payable and other liabilities (Note 18)	$ 4,367	$ 3,255
Current portion of debt (Note 19)	616	213
Current portion of lease liabilities (Note 20(c))	132	127
Current income taxes payable	104	165
Liabilities associated with assets held for sale (Note 5(a))	645	–
	5,864	3,760
Debt (Note 19)	6,551	7,161
Lease liabilities (Note 20(c))	439	567
QB2 advances from SMM/SC (Note 21)	2,279	1,263
Deferred income tax liabilities (Note 22(b))	6,778	5,973
Retirement benefit liabilities (Note 23(a))	420	517
Provisions and other liabilities (Note 24)	3,517	4,354
	25,848	23,595
Equity		
Attributable to shareholders of the company	25,473	23,005
Attributable to non-controlling interests (Note 26)	1,038	768
	26,511	23,773
	$ 52,359	$ 47,368

Contingencies (Note 27)
Commitments (Note 28)

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board of Directors



Una M. Power
Chair of the Audit Committee



Tracey L. McVicar
Director

Consolidated Statements of Changes in Equity Years ended December 31

(CAD$ in millions)	2022	2021
Class A common shares	$ 6	$ 6
Class B subordinate voting shares		
Beginning of year	6,201	6,134
Share repurchases (Note 25(h))	(374)	–
Issued on exercise of options	306	67
End of year	6,133	6,201
Retained earnings		
Beginning of year	16,343	13,410
Profit for the year attributable to shareholders of the company	3,317	2,868
Dividends paid (Note 25(g))	(532)	(106)
Share repurchases (Note 25(h))	(1,018)	–
Remeasurements of retirement benefit plans	(45)	171
End of year	18,065	16,343
Contributed surplus		
Beginning of year	253	242
Share option compensation expense (Note 25(c))	26	28
Transfer to Class B subordinate voting shares on exercise of options	(72)	(17)
End of year	207	253
Accumulated other comprehensive income attributable to shareholders of the company (Note 25(e))		
Beginning of year	202	247
Other comprehensive income	815	126
Less remeasurements of retirement benefit plans recorded in retained earnings	45	(171)
End of year	1,062	202
Non-controlling interests (Note 26)		
Beginning of year	768	669
Profit (loss) for the year attributable to non-controlling interests	(19)	47
Other comprehensive income (loss) attributable to non-controlling interests	60	(4)
Contributions from non-controlling interests	307	113
Distributions to non-controlling interests	(78)	(57)
End of year	1,038	768
Total equity	$ 26,511	$ 23,773

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements Years ended December 31, 2022 and 2021

1. Nature of Operations

Teck Resources Limited and its subsidiaries (Teck, we, us or our) are engaged in mining and related activities including research, exploration and development, processing, smelting, refining and reclamation. Our major products are copper, zinc, and steelmaking coal. We also produce lead, precious metals, molybdenum, fertilizers and other metals. Metal products are sold as refined metals or concentrates.

Teck is a Canadian corporation and our registered office is at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2. Basis of Preparation and New IFRS Pronouncements

a) Basis of Preparation

These annual consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and were approved by the Board of Directors on February 18, 2023.

b) New IFRS Pronouncements

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, *Financial Instruments* (IFRS 9), IAS 39, *Financial Instruments: Recognition and Measurement* (IAS 39), IFRS 7, *Financial Instruments: Disclosures* (IFRS 7), IFRS 4, *Insurance Contracts* (IFRS 4) and IFRS 16, *Leases* (IFRS 16) as a result of Phase 2 of the IASB's Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be economically equivalent to LIBOR, allowing for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that are exposed to LIBOR.

For the year ended December 31, 2022, we transitioned our sustainability-linked revolving credit facility to Term SOFR. This did not affect our financial statements as this credit facility remains undrawn. We have not yet transitioned the remaining financial instruments that use the LIBOR settings that are currently scheduled to cease publication after June 30, 2023. We continue to work with our lenders on the replacement of the affected rates for our other significant financial instruments, which is not expected to result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

We adopted the amendments to IAS 16, *Property, Plant and Equipment* on January 1, 2022 with retrospective application. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). On adoption, these amendments did not affect our financial results. These amendments will have an effect on the accounting related to the sale of products during the commissioning phase of QB2 in 2023.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, *Presentation of Financial Statements* titled *Non-current liabilities with covenants*. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period.

These amendments to IAS 1 override but incorporate the previous amendments, *Classification of liabilities as current or non-current*, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, *Presentation of Financial Statements* and the IFRS Practice Statement 2 *Making Materiality Judgements* to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

3. Summary of Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (TML), Teck Alaska Incorporated (TAK), Teck Highland Valley Copper Partnership (Highland Valley Copper), Teck Coal Partnership (Teck Coal), Compañía Minera Teck Quebrada Blanca S.A. (QBSA or Quebrada Blanca) and Compañía Minera Teck Carmen de Andacollo (Carmen de Andacollo).

All subsidiaries are entities that we control, either directly or indirectly. Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when our existing rights give us the ability to direct the activities that significantly affect the investee's returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company's share capital. All of our intra-group balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control but do not own 100% of, the net assets and net profit (loss) attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheets and consolidated statements of income (loss) and comprehensive income (loss).

Certain of our business activities are conducted through joint arrangements. Our interests in joint operations include Galore Creek Partnership (Galore Creek, 50% share) and Fort Hills Energy L.P. (Fort Hills, 21.3% share), which operate in Canada and Antamina (22.5% share), which operates in Peru. We account for our interests in these joint operations by recording our share of the respective assets, liabilities, revenue, expenses and cash flows. We also have an interest in a joint venture, NuevaUnión SpA (NuevaUnión, 50% share), in Chile that we account for using the equity method (Note 15).

During the year ended December 31, 2022, we announced an agreement to sell our 21.3% interest in Fort Hills and associated downstream assets. As a result, we determined that Fort Hills met the criteria to be considered as assets held for sale. We have therefore classified the assets of Fort Hills as current assets held for sale, the liabilities of Fort Hills as current liabilities associated with assets held for sale and re-presented the operating results of Fort Hills as a single line item of loss from discontinued operations on the statement of income (Note 5(a)).

All dollar amounts are presented in Canadian dollars unless otherwise specified.

3. Summary of Significant Accounting Policies (continued)

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which we have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement in which we have rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy "Investments in Associates and Joint Ventures". Joint operations are accounted for by recognizing our share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in our consolidated financial statements.

Investments in Associates and Joint Ventures

Investments over which we exercise significant influence but do not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. Investments in joint ventures, as determined in accordance with the policy "Interests in Joint Arrangements", are also accounted for using the equity method.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for our proportionate share of the profit (loss), other comprehensive income (loss) and any other changes in the associate's or joint venture's net assets, such as further investments or dividends.

Our proportionate share of the associate's or joint venture's profit (loss) and other comprehensive income (loss) is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and our associate's or joint venture's policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate or joint venture.

If our share of the associate's or joint venture's losses were equal to or exceeded our investment in the associate or joint venture, recognition of further losses would be discontinued. After our interest is reduced to zero, additional losses would be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations to provide additional funding or to make payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, we resume recognizing our share of those profits only when we have a positive interest in the entity.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates and joint ventures. If there is such evidence, we determine the amount of impairment to record, if any, in relation to the associate or joint venture.

Foreign Currency Translation

The functional currency of each of our subsidiaries and our joint operations, joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates.

The functional currency of Teck, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies, generally the U.S. dollar, into Canadian dollars on consolidation. Items in the statements of income (loss) and other comprehensive income (loss) are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items on the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income (loss).

Exchange differences that arise relating to long-term intra-group balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income (loss).

Revenue

Our revenue consists of sales of copper, zinc and lead concentrates, steelmaking coal, refined zinc, lead and silver and blended bitumen. We also sell other by-products, including molybdenum concentrates, various refined specialty metals, chemicals and fertilizers. Our performance obligations relate primarily to the delivery of these products to our customers, with each separate shipment representing a separate performance obligation.

Revenue, including revenue from the sale of by-products, is recognized at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have a present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms and there is no unfulfilled obligation that could affect the customer's acceptance of the product.

Base metal concentrates

For copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by the customer. We sell a majority of our concentrates on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation. A minority of zinc concentrate sales are made on consignment. For consignment transactions, control of the product transfers to the customer and revenue is recognized at the time the product is consumed in the customer's process.

The majority of our metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, revenue is recorded based on the estimated consideration to be received at the date of sale, with reference to relevant commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Metal concentrate sales are billed based on provisional weights and assays upon the passage of control to the customer. The first provisional invoice is billed to the customer at the time of transfer of control. As final prices, weights and assays are received, additional invoices are issued and collected. In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading or shortly after arrival at the destination port, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Steelmaking coal

For steelmaking coal, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted by or directly contracted by the customer. For a majority of steelmaking coal sales, we are not responsible for the provision of shipping or product insurance after the transfer of control. For certain sales, we arrange shipping on behalf of our customers and are the agent to these shipping transactions.

3. Summary of Significant Accounting Policies (continued)

Steelmaking coal is sold under spot or average pricing contracts. For spot price contracts, pricing is final when revenue is recognized. For average pricing contracts, the final pricing is determined based on quoted steelmaking coal price assessments over a specific period. Control of the goods may transfer and revenue may be recognized before, during or subsequent to the period in which final average pricing is determined. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. For average pricing contracts, adjustments are made to settlement receivables in subsequent periods based on published price assessments up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

Steelmaking coal sales are billed based on final quality and quantity measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized. The payment terms generally require prompt collection from customers; however, payment terms are customer-specific and subject to change based on market conditions and other factors. We generally retain title to these products until we receive the first contracted payment, which is typically received shortly after loading, solely to manage the credit risk of the amounts due to us. This retention of title does not preclude the customer from obtaining control of the product.

Refined metals

For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier accepted by the customer. For these products, loading generally coincides with the transfer of title.

Our refined metals are sold under spot or average pricing contracts. For spot sales contracts, pricing is final when revenue is recognized. For refined metal sales contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to commodity market prices. Adjustments are made to settlement receivables in subsequent periods based on movements in quoted commodity prices up to the date of final pricing. This adjustment mechanism is based on the market price of the commodity and, accordingly, the changes in value of the settlement receivables are not considered to be revenue from contracts with customers. The changes in fair value of settlement receivables are recorded in other operating income (expense).

We sell a portion of our refined metals on commercial terms where we are responsible for providing freight services after the date at which control of the product passes to the customer. We are the principal to this freight performance obligation.

Refined metal sales are billed based on final specification measures upon the passage of control to the customer. If pricing is not finalized when control of the product is transferred, a subsequent invoice is issued when pricing is finalized.

In general, consideration is promptly collected from customers; however, the payment terms are customer-specific and subject to change based on market conditions and other factors.

Blended bitumen

For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point as specified in the contract, which normally coincides with title and risk transfer to the customer. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Payments for blended bitumen sales are usually due and settled within 30 days. Our revenue for blended bitumen is net of royalty payments to governments.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is classified as a financial asset that is subsequently measured at amortized cost. Cash equivalents are classified as a financial asset that is subsequently measured at amortized cost, except for money market investments, which are classified as subsequently measured at fair value through profit (loss).

Trade receivables

Trade receivables relate to amounts owing from sales under our spot pricing contracts for steelmaking coal, refined metals, blended bitumen, chemicals and fertilizers. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

Settlement receivables

Settlement receivables arise from base metal concentrate sales contracts and average pricing steelmaking coal contracts, where amounts receivable vary based on underlying commodity prices or steelmaking coal price assessments. Settlement receivables are classified as fair value through profit (loss) and are recorded at fair value at each reporting period based on quoted commodity prices or published price assessments up to the date of final pricing. The changes in fair value are recorded in other operating income (expense).

Investments in marketable equity securities

Investments in marketable equity securities are classified, at our election, as subsequently measured at fair value through other comprehensive income (loss). For new investments in marketable equity securities, we can elect the same classification as subsequently measured at fair value through other comprehensive income (loss), or we can elect to classify an investment as at fair value through profit (loss). This election can be made on an investment-by-investment basis and is irrevocable. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

When investments in marketable equity securities subsequently measured at fair value through other comprehensive income (loss) are disposed of, the cumulative gains and losses recognized in other comprehensive income (loss) are not recycled to profit (loss) and remain within equity. Dividends are recognized in profit (loss). These investments are not assessed for impairment.

Investments in debt securities

Investments in debt securities are classified as subsequently measured at fair value through other comprehensive income (loss) and recorded at fair value. Investment transactions are recognized on the trade date, with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the balance sheet date.

Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) until investments are disposed of and the cumulative gains and losses recognized in other comprehensive income (loss) are reclassified from equity to profit (loss) at that time. Loss allowances and interest income are recognized in profit (loss).

Trade payables

Trade payables are non-interest bearing if paid when due and are recognized at face amount, except when fair value is materially different. Trade payables are subsequently measured at amortized cost.

3. Summary of Significant Accounting Policies (continued)

Debt

Debt is initially recorded at fair value, net of transaction costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at fair value through profit (loss) and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of other operating income (expense) or non-operating income (expense) in profit (loss) depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Expected credit losses

For trade receivables, we apply the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Loss allowances on investments in debt securities are initially assessed based on the expected 12-month credit loss. At each reporting date, we assess whether the credit risk for our debt securities has increased significantly since initial recognition. If the credit risk has increased significantly since initial recognition, the loss allowance is adjusted to be based on the lifetime expected credit losses.

Hedging

Certain derivative investments may qualify for hedge accounting. At the inception of hedge relationships, we document the economic relationship between hedging instruments and hedged items and our risk management objective and strategy for undertaking the hedge transactions.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income (loss). Gains and losses are recognized in profit (loss) on the ineffective portion of the hedge, or when there is a disposition or partial disposition of a foreign operation being hedged.

Inventories

Finished products, work in process, raw materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Raw materials include concentrates for use at smelting and refining operations. For our oil sands mining and processing operation, raw materials consist of diluent used in blending, work in process inventory consists of raw bitumen and finished products consist of blended bitumen.

For work in process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs that are not capitalized are included in the cost of inventories as incurred. Depreciation and amortization of capitalized production stripping costs are included in the cost of inventory. For supplies inventories, cost includes acquisition, freight and other directly attributable costs.

When our operations are producing at reduced levels, fixed overhead costs are only allocated to inventory based on normal production levels.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down on inventory not yet sold is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint-product costing is applied to primary products where the profitability of the operations is dependent upon the production of these products. Joint-product costing allocates total production costs based on the relative values of the products. By-product costing is used for products that are not the primary products produced by the operation. The by-products are allocated only the incremental costs of processes that are specific to the production of that product.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

Depreciation of mobile equipment, buildings used for production and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production and of plant and equipment at our smelting operations is calculated on a straight-line basis over the assets' estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is ready for its intended use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives of assets depreciated on a straight-line basis are as follows:
- Buildings and equipment (not used for production)   1–42 years
- Plant and equipment (smelting operations)   2–30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including pre-production waste rock stripping costs related to mine development and costs incurred during production to increase future output, are capitalized.

Waste rock stripping costs incurred in the production phase of a surface mine are recorded as capitalized production stripping costs within property, plant and equipment when it is probable that the stripping activity will improve access to the orebody, when the component of the orebody or pit to which access has been improved can be identified and when the costs relating to the stripping activity can be measured reliably. When the actual waste-to-ore stripping ratio in a period is greater than the expected life-of-component waste-to-ore stripping ratio for that component, the excess is recorded as capitalized production stripping costs.

Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate. Since the stripping activity within a component of a mine improves access to the reserves of the same component, capitalized production stripping costs incurred during the production phase of a mine are depreciated on a units-of-production basis over the proven and probable reserves expected to be mined from the same component.

Exploration and evaluation costs

Property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, *Standards of Disclosure for Mineral Projects*, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit (loss) in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated, as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties within property, plant and equipment.

3. Summary of Significant Accounting Policies (continued)

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment and depreciation commences when the asset is available for its intended use.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in a significant operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to construct or prepare for its intended use. We begin capitalizing borrowing costs when there are borrowings, expenditures are incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We suspend the capitalization of borrowing costs when we suspend the active development of a qualifying asset for an extended period. Capitalization recommences when active development resumes. We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Impairment and impairment reversal of non-current assets

The carrying amounts of assets included in property, plant and equipment and intangible assets are reviewed for impairment whenever facts and circumstances indicate that the recoverable amounts may be less than the carrying amounts. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (CGU) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use. An impairment loss exists if the asset's or CGU's carrying amount exceeds the estimated recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. For mining assets, when a binding sale agreement is not readily available, FVLCD is usually estimated using a discounted cash flow approach, unless comparable market transactions on which to estimate fair value are available. Estimated future cash flows are calculated using estimated future commodity prices, reserves and resources, and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate. Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or CGU in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimates of future cash flows have not been adjusted. A value in use calculation uses a pre-tax discount rate and a FVLCD calculation uses a post-tax discount rate.

Indicators of impairment for exploration and evaluation assets are assessed on a project-by-project basis or as part of the mining operation to which they relate.

Tangible or intangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or significant changes in circumstances indicate that the impairment may have reversed. Indicators of a potential reversal of an impairment loss mainly mirror the indicators present when the impairment was originally recorded. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized in profit (loss) immediately.

Intangible Assets

Intangible assets are mainly internally generated and primarily relate to our innovation and technology initiatives. Development costs for internally generated intangible assets are capitalized when the product or process is clearly defined, the technical feasibility and usefulness of the asset has been established, we are committed and have the resources to complete the project, and the costs can be reliably measured.

Intangible assets are recorded at cost less accumulated amortization and impairment losses. Cost includes directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Costs associated with maintaining our innovation and technology initiatives, once implemented, are recognized as an expense as incurred.

Finite life intangible assets are amortized on a straight-line basis over their useful lives. Amortization commences when an asset is ready for its intended use. Estimates of remaining useful lives are reviewed annually. Changes in estimates are accounted for prospectively. The expected useful lives of our finite life intangible assets are between 3 and 20 years.

Goodwill

We allocate goodwill arising from business combinations to each CGU or group of CGUs that are expected to receive the benefits from the business combination. The carrying amount of the CGU or group of CGUs to which goodwill has been allocated is tested annually for impairment or when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in the value of a CGU or group of CGUs, any impairment of goodwill previously recorded is not subsequently reversed.

Leases

At the inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and whether we have the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, our incremental borrowing rate. Lease liabilities include the net present value of lease payments, which are comprised of:

- Fixed payments, including in-substance fixed payments, less any lease incentives receivable
- Variable lease payments that depend on an index or a rate, initially measured using the index or a rate as at the commencement date
- Amounts expected to be payable under a residual value guarantee
- Exercise prices of purchase options if we are reasonably certain to exercise that option
- Payments of penalties for terminating the lease, if the lease term reflects us exercising an option to terminate the lease

3. Summary of Significant Accounting Policies (continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit (loss) on a straight-line basis over the lease term.

Income Taxes

Taxes, comprising both income taxes and resource taxes, are accounted for as income taxes under IAS 12, *Income Taxes* and are recognized in the statement of income (loss), except where they relate to items recognized in other comprehensive income (loss) or directly in equity, in which case the related taxes are recognized in other comprehensive income (loss) or equity. Income taxes attributable to assets held for sale at December 31, 2022 are included as part of loss from discontinued operations.

Current taxes receivable or payable are based on estimated taxable income for the current year at the statutory tax rates enacted, or substantively enacted, less amounts paid or received on account.

Deferred tax assets and liabilities are recognized based on temporary differences (the difference between the tax and accounting values of assets and liabilities) and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of changes in tax legislation, including changes in tax rates, is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent where it is probable that the future taxable profits or capital gains of the relevant entity or group of entities in a particular jurisdiction will be available, against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled without affecting our operations or business and where it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction, other than in a business combination, which will affect neither accounting profit nor taxable profit. However, we recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

Deferred tax assets and liabilities related to assets held for sale are included as part of assets held for sale and liabilities associated with assets held for sale, as applicable.

We are subject to assessments by various taxation authorities, who may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation, is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, salary escalation, expected healthcare costs and retirement dates of employees.

Vested and unvested costs arising from past service following the introduction of changes to a defined benefit plan are recognized immediately as an expense when the changes are made.

Actuarial gains and losses can arise from differences between expected and actual outcomes or changes in actuarial assumptions. Actuarial gains and losses, changes in the effect of the asset ceiling and return on plan assets are collectively referred to as remeasurements of retirement benefit plans and are recognized immediately through other comprehensive income (loss) and directly into retained earnings. Measurement of our net defined benefit asset is limited to the lower of the surplus of assets less liabilities in the defined benefit plan and the asset ceiling less liabilities in the defined benefit plan. The asset ceiling is the present value of the expected economic benefit available to us in the form of refunds from the plan or reductions in future contributions to the plan.

We apply one discount rate to the net defined benefit asset or liability for the purposes of determining the interest component of the defined benefit cost. This interest component is recorded as part of finance expense. Depending on the classification of the salary of plan members, current service costs and past service costs are included in cost of sales, general and administration expenses, exploration expenses or research and innovation expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit (loss) as the obligation to contribute is incurred.

Non-pension post-retirement plans

We provide healthcare benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. We fund these non-pension post-retirement benefits as they become due.

Termination benefits

We recognize a liability and an expense for termination benefits when we have demonstrably committed to terminate employees. We are demonstrably committed to a termination when, and only when, there is a formal plan for the termination with no realistic possibility of withdrawal. The plan should include, at a minimum, the location, function and approximate number of employees whose services are to be terminated, the termination benefits for each job classification or function and the time at which the plan will be implemented without significant changes.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to other operating income (expense) over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to other operating income (expense) over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred, restricted, performance and performance deferred share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. Performance share units (PSUs) and performance deferred share units (PDSUs) have two additional vesting factors determined by our total shareholder return in comparison to a group of specified

3. Summary of Significant Accounting Policies (continued)

companies and by the ratio of the change in our earnings before interest, taxes, depreciation and amortization (EBITDA) over the vesting period of the share unit to the change in a specified weighted commodity price index. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price as well as changes to the above-noted vesting factors, as applicable.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from retained earnings.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit-adjusted risk-free rate. These decommissioning and restoration provisions are adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit (loss). This unwinding of the discount is charged to finance expense in the statement of income (loss).

The amount of the decommissioning and restoration provisions initially recognized is capitalized as part of the related asset's carrying value. The method of depreciation follows that of the underlying asset. For a closed site or where the asset that generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed through other operating income (expense). For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the provision with an offsetting adjustment to the capitalized asset retirement cost.

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to other operating income (expense) in the period in which the event giving rise to the liability occurs. Changes in the estimated liability resulting in an adjustment to these provisions are also charged to other operating income (expense) in the period in which the estimate changes.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events and when it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Research and Innovation

Costs incurred during the research phase are expensed as part of research and innovation. Costs associated with the development of our innovation-driven transformation program, where the process is not clearly defined and technical feasibility is not established, are also expensed as incurred.

Earnings (Loss) per Share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued, should "in-the-money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. In periods of loss, the loss per share and diluted loss per share are the same since the effect of the issuance of additional common shares would be anti-dilutive.

4. Areas of Judgment and Estimation Uncertainty

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined information below about assumptions and other sources of estimation uncertainty as at December 31, 2022 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a) Areas of Judgment

Assessment of Impairment and Impairment Reversal Indicators

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, treatment charges, zinc premiums, discount rates, foreign exchange rates, our market capitalization, reserves and resources, mine plans, operating plans and operating results.

In the fourth quarter of 2022, as a result of increased costs and operating challenges at our Trail CGU, we performed an impairment test for our Trail CGU (Note 8(a)).

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we performed an impairment reversal test for our Carmen de Andacollo CGU (Note 8(a)). In addition, mine plans with updated information for Fort Hills became available in the fourth quarter of 2021, which required us to perform an impairment test on our Fort Hills CGU (Note 5(a)).

Property, Plant and Equipment – Determination of Available for Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management. We considered several factors in making the determination of when the Neptune port upgrade project was available for use including, but not limited to, design capacity of the asset, throughput levels achieved, capital spending remaining and commissioning status. As at September 30, 2021, based on assessment of relevant factors, the Neptune port upgrade project was considered available for use. We commenced depreciation of the asset and ceased capitalization of borrowing costs as of the date the asset was available for use.

Joint Arrangements

We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or a joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or a joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities,

4. Areas of Judgment and Estimation Uncertainty (continued)

relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.

Streaming Transactions

When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.

For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.

Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources, as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product and the buyer had significant risks and rewards of ownership of the reserves and resources.

We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.

Deferred Tax Assets and Liabilities

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable profits or capital gains. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

Assets Held for Sale

Judgment is required in assessing whether certain of our assets are considered as held for sale as at December 31, 2022. For non-current assets and disposal groups to be considered as held for sale, the asset or disposal group must be available for immediate disposal, by sale or otherwise, in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable.

As at December 31, 2022, we have determined that the Fort Hills disposal group, the Quintette disposal group, the Mesaba property, plant and equipment assets, and the San Nicolás property, plant and equipment assets are considered as held for sale (Note 5).

b) Sources of Estimation Uncertainty

Impairment Testing

When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models for our goodwill impairment tests include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. Significant assumptions used in preparing the discounted cash flow model for our Trail CGU impairment test include zinc prices, smelter production, operating costs, capital expenditures, treatment charges, zinc premiums, discount rate and foreign exchange rates. Note 8(c) outlines the significant inputs used when performing goodwill and other asset impairment testing. These inputs are based on management's best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, *Standards of Disclosure for Mineral Projects* and National Instrument 51-101, *Standards of Disclosure for Oil and Gas Activities*. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions

Decommissioning and restoration provisions (DRPs) are based on future cost estimates using information available at the balance sheet date that are developed by management's experts (Note 24(a)). DRPs represent the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. DRPs are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. DRPs require significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the costs associated with the management of water and water quality in and around each closed site include assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

4. Areas of Judgment and Estimation Uncertainty (continued)

Provision for Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax assessment.

Deferred Tax Assets and Liabilities

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding adjustment to profit (loss).

5. Assets Held for Sale and Discontinued Operations

a) Fort Hills and Quintette

i)   Fort Hills sale transaction

On October 26, 2022, we announced an agreement to sell our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor). Total Energies E&P Canada Ltd (TEPCA) exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest. The transaction value is consistent with the outlook at the October 2022 announcement date for the Fort Hills business reflected in the then most recent in-depth review of Fort Hills conducted by Suncor and the resulting long-range plan for the project. The disposal group was classified as discontinued operations and assets held for sale beginning in the fourth quarter of 2022.

The transaction closed on February 2, 2023 and we received $1.0 billion in cash, subject to customary post-closing adjustments.

ii) Results of discontinued operations of the Fort Hills disposal group

(CAD$ in millions)		2022		2021
Revenue	$	**1,597**	$	715
Cost of sales		**(1,291)**		(848)
Gross profit (loss)		**306**		(133)
Asset impairment		**(1,243)**		–
Other operating income		**6**		–
Loss from discontinued operations	$	**(931)**	$	(133)
Net finance expense		**(25)**		(25)
Non-operating income		**–**		2
Loss from discontinued operations before taxes		**(956)**		(156)
Recovery of (provision for) income taxes		**184**		(99)
Loss from discontinued operations	$	**(772)**	$	(255)

Asset Impairment – Fort Hills

During 2022, we recorded a non-cash, pre-tax asset impairment of $1.2 billion (after-tax $961 million) as a result of the sale of our interest in Fort Hills. The aggregate cash proceeds received in the sale was approximately $1.0 billion. As part of the sale, we agreed to make scheduled payments to Suncor over the remaining term of the downstream contract in order to reduce the impact of certain pipeline tolls payable under that downstream contract indirectly assumed by Suncor. We will record a financial liability currently estimated at $264 million related to these downstream contracts on the closing date of February 2, 2023.

In the fourth quarter of 2021, as a result of updated mine plans for Fort Hills, we performed an impairment test on our Fort Hills CGU as at December 31, 2021. Using a long-term WCS heavy oil price of US$48 per barrel, a long-term Canadian to U.S. dollar foreign exchange rate of CAD$1.28 to US$1.00 and an 8% real, post-tax discount rate resulted in a recoverable amount of $2.1 billion, which approximated our carrying value as at December 31, 2021. Cash flow projections used in the analysis as at December 31, 2021 were based on a life of mine plan with cash flows covering a period of 37 years.

iii) Quintette sale transaction

On December 19, 2022, we announced an agreement with Conuma Resources Limited to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. The disposal group did not meet the definition of discontinued operations. As at December 31, 2022, we have reclassified the assets and liabilities of Quintette as held for sale on the balance sheet. We have assessed the fair value of the Quintette assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 16, 2023.

iv) Assets and liabilities of the Fort Hills disposal group and the Quintette disposal group held for sale as at December 31, 2022

(CAD$ in millions)	Fort Hills		Quintette		Total	
Cash and cash equivalents	$	34	$	–	$	34
Inventories		53		–		53
Prepaid and other current assets		49		–		49
Financial and other assets		42		1		43
Property, plant and equipment		1,124		263		1,387
Total assets held for sale	**$**	**1,302**	**$**	**264**	**$**	**1,566**
Trade accounts payable and other liabilities	$	172	$	5	$	177
Current portion of lease liabilities		9		–		9
Current income taxes payable		46		–		46
Lease liabilities		200		–		200
Deferred income tax liabilities		18		50		68
Provisions and other liabilities		110		35		145
Total liabilities associated with assets held for sale	**$**	**555**	**$**	**90**	**$**	**645**

5. Assets Held for Sale and Discontinued Operations (continued)

Significant individual lease arrangement related to Fort Hills

Fort Hills entered into a service agreement in 2017 with TC Energy Corp. for the operation of the Northern Courier Pipeline and associated tanks to transport bitumen between Fort Hills and Fort McMurray, Alberta, for a period of 25 years with an option to renew for four additional five-year periods. We have assumed the extensions will be exercised in our determination of the lease liability. As at December 31, 2022, our share of the related lease liability was $191 million (2021 – $195 million). Our share of the total lease payments over the life of the lease is $488 million. This agreement has been assigned to Suncor and TEPCA in connection with the sale of our interest in the Fort Hills partnership.

b) Mesaba arrangement

On July 20, 2022 we announced an agreement with PolyMet Mining Corp. to form a 50:50 joint arrangement to advance PolyMet Mining Inc.'s NorthMet Project and Teck's Mesaba mineral deposit. The new joint arrangement will be named NewRange Copper Nickel LLC. As at December 31, 2022, we have reclassified property, plant and equipment and other assets of $14 million related to Mesaba to non-current assets held for sale. We have assessed the fair value of the Mesaba assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded. The transaction subsequently closed on February 15, 2023.

c) San Nicolás arrangement

On September 16, 2022, we announced an agreement with Agnico Eagle Mines Limited to form a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Closing of the transaction will be subject to customary closing conditions, including receipt of all required regulatory approvals. We expect that this transaction will close in the first half of 2023. We have reclassified property, plant and equipment and other assets of $159 million related to San Nicolás to non-current assets held for sale. We have assessed the fair value of the San Nicolás assets and determined that the fair value exceeded the carrying value of the assets and accordingly, no impairment was recorded.

6. Revenue

a) Total Revenue by Major Product Type and Business Unit

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 29) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm's-length parties and are eliminated on consolidation. Revenue related to Fort Hills is disclosed as part of Note 5, Assets Held for Sale and Discontinued Operations.

b) Total Revenue by Region

(CAD$ in millions)	2022			
	Copper	Zinc	Steelmaking Coal	Total
Copper	$ 2,925	$ –	$ –	$ 2,925
Zinc	331	3,101	–	3,432
Steelmaking coal	–	–	10,409	10,409
Silver	40	341	–	381
Lead	4	344	–	348
Other	81	395	–	476
Intra-segment	–	(655)	–	(655)
	$ 3,381	$ 3,526	$ 10,409	$ 17,316

(CAD$ in millions)		2021						
		Copper		Zinc		Steelmaking Coal		Total
Copper	$	3,066	$	–	$	–	$	3,066
Zinc		286		2,336		–		2,622
Steelmaking coal		–		–		6,251		6,251
Silver		41		454		–		495
Lead		6		439		–		445
Other		53		345		–		398
Intra-segment		–		(511)		–		(511)
	$	3,452	$	3,063	$	6,251	$	12,766

The following table shows our revenue disaggregated by geographical region. Revenue is attributed to regions based on the destination port or delivery location as designated by the customer.

8. Asset and Goodwill Impairment Testing

(CAD$ in millions)		2022		2021
Asia				
China	$	4,804	$	4,643
Japan		3,216		1,437
South Korea		2,178		1,354
India		1,306		556
Other		1,169		894
Americas				
United States		1,727		1,404
Canada		857		839
Latin America		192		116
Europe				
Germany		428		731
Finland		278		182
Spain		271		123
Slovakia		150		72
Belgium		134		136
Other		606		279
	$	17,316	$	12,766

7. Expenses by Nature

(CAD$ in millions)	2022		2021
Employment-related costs:			
Wages and salaries	$ 1,121	$	990
Employee benefits and other wage-related costs	313		255
Bonus payments	350		266
Post-employment benefits and pension costs	154		154
	1,938		1,665
Transportation	1,515		1,407
Depreciation and amortization	1,674		1,487
Raw material purchases	655		770
Fuel and energy	1,103		777
Operating supplies consumed	782		639
Maintenance and repair supplies	845		702
Contractors and consultants	904		684
Overhead costs	559		390
Royalties	495		373
Other operating costs	(32)		(21)
	10,438		8,873
Adjusted for:			
Capitalized production stripping costs	(1,042)		(667)
Change in inventory	(168)		(288)
Total cost of sales, general and administration, exploration and research and innovation expenses	$ 9,228	$	7,918

a) Impairment Reversal and Asset Impairment

As at December 31, 2022, we did not record impairment or impairment reversals relating to continuing operations. The following pre-tax impairment reversal was recorded in profit in 2021:

Impairment Reversal

(CAD$ in millions)	2022		2021
Carmen de Andacollo CGU	$ –	$	215
Total	$ –	$	215

Impairment Testing – 2022

During 2022, we assessed whether there were any indicators of impairment or impairment reversal for our assets and did not identify any matters requiring us to perform an impairment or impairment reversal test, with the exception of the Trail CGU, as outlined below. The results of our assessment of indicators of impairment related to assets held for sale are disclosed in Note 5.

Trail CGU

In the fourth quarter of 2022, as a result of increased costs and operating challenges at the Trail CGU, we performed an impairment test for our Trail CGU. Cash flow projections used in the analysis as at December 31, 2022 were based on an operating plan with cash flows covering a period of 80 years. The recoverable amount of our Trail CGU was approximately equal to the carrying amount of $1.2 billion at the date of testing. As a result, any changes in the key assumptions in Note 8(c) below could result in the carrying amount exceeding the recoverable amount.

Impairment Reversal – 2021

Carmen de Andacollo CGU

In the fourth quarter of 2021, as a result of higher market expectations for long-term copper prices, we recorded a pre-tax impairment reversal of $215 million (after-tax $150 million) related to our Carmen de Andacollo CGU. The estimated post-tax recoverable amount was significantly higher than the carrying value. The impairment reversal affects the profit of our copper operating segment (Note 29).

b) Annual Goodwill Impairment Testing

The allocation of goodwill to CGUs or groups of CGUs reflects how goodwill is monitored for internal management purposes. Our Quebrada Blanca CGU and steelmaking coal group of CGUs have goodwill allocated to them (Note 17).

We did not identify any goodwill impairment indicators during 2022. We performed our annual goodwill impairment testing at October 31, 2022, calculating the recoverable amount on a FVLCD basis and did not identify any goodwill impairment losses.

Cash flow projections are based on expected mine life. For our steelmaking coal group of CGUs, the cash flows cover periods of 13 to 42 years, with an estimate of in situ value applied to the remaining resources. For Quebrada Blanca CGU, the cash flow covers the current 27-year expected mine life of the QB2 project and a projected expansion, totalling 40 years, with an estimate of in situ value applied to the remaining resources.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time as the cash flows are significantly affected by the key assumptions described below in Note 8(c).

Sensitivity Analysis for Annual Goodwill Impairment Testing

The recoverable amount of our steelmaking coal group of CGUs was approximately equal to the carrying amount at the date of the annual goodwill impairment testing. As a result, any changes in the key assumptions below could result in the carrying amount exceeding the recoverable amount.

The recoverable amount of our Quebrada Blanca CGU exceeded the carrying amount at the date of our annual goodwill impairment testing. There are no reasonably possible changes to any of the key assumptions below that would lead to the carrying amount exceeding the recoverable amount.

8. Asset and Goodwill Impairment Testing (continued)

c) Key Assumptions

The following are the key assumptions used in our impairment testing calculations for the years ended December 31, 2022 and 2021:

	2022	2021
Steelmaking coal prices per tonne	**Long-term real price in 2027 of US$185**	Long-term real price in 2026 of US$150
Copper prices per pound	**Long-term real price in 2027 of US$3.60**	Long-term real price in 2026 of US$3.30
Post-tax real discount rates – Steelmaking Coal group of CGUs	**10.0%**	6.0%
Post-tax real discount rate – QB CGU	**6.5%**	6.0%
Long-term foreign exchange rates	**1 U.S. to 1.30 Canadian dollars**	1 U.S. to 1.28 Canadian dollars

In our impairment assessment of the Trail CGU, we used long-term assumptions of US$1.25 per pound for zinc, US$277 per pound for treatment charges, US$0.11 per pound for zinc premiums and a post-tax real discount rate of 5.5%.

Interrelation of Key Assumptions

The key assumptions used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices could result in amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Price Assumptions

Price assumptions use current prices in the initial year and trend to the long-term prices in the information referenced above. Prices are based on a number of factors, including historical data, analyst estimates and forward curves in the near term and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on market participant mining and smelting weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources, Mine Production and Smelter Production

Future mineral production is included in projected cash flows based on plant capacities and mineral reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons.

Future smelter production is included in projected cash flows based on plant capacities.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans, operating plans and internal management forecasts, as applicable. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management's best estimate of expected future capital requirements, with input from management's experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis

In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU or group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants unless it is expected that the value in use methodology would result in a higher recoverable amount. For the asset impairment, impairment reversal and goodwill impairment analyses performed in 2022 and 2021, we have applied the FVLCD basis. These estimates are classified as a Level 3 measurement within the fair value measurement hierarchy (Note 31).

9. Other Operating Income (Expense)

(CAD$ in millions)		2022		2021
Settlement pricing adjustments (Note 30(b))	$	(371)	$	442
Share-based compensation		(236)		(125)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations		(128)		(108)
Care and maintenance costs		(59)		(65)
Social responsibility and donations		(65)		(27)
Loss on sale of assets		(13)		(14)
Commodity derivatives		35		(22)
Take-or-pay contract costs		(86)		(97)
Other		(179)		(64)
	$	(1,102)	$	(80)

10. Finance Income and Finance Expense

(CAD$ in millions)	2022		2021	
Finance income				
Investment income	$	53	$	5
Total finance income	$	53	$	5
Finance expense				
Debt interest	$	365	$	298
Interest on advances from SMM/SC		89		37
Interest on lease liabilities		15		15
Letters of credit and standby fees		34		44
Accretion on decommissioning and restoration provisions		138		146
Other		51		20
		692		560
Less capitalized borrowing costs (Note 16)		(489)		(370)
Total finance expense	$	203	$	190

11. Non-Operating Income (Expense)

(CAD$ in millions)	2022		2021	
QB2 variable consideration to IMSA and ENAMI (a)	$	(188)	$	(141)
Foreign exchange gains		15		37
Loss on debt redemption or purchase (Note 19(a))		(58)		–
Other		(44)		(3)
	$	(275)	$	(107)

a) QB2 variable consideration to IMSA and ENAMI

During the year ended December 31, 2022, we recorded $5 million (2021 – $97 million) of expense (Note 30(b)) related to a derivative financial liability that arose from our 2018 acquisition of an additional 13.5% interest in QBSA through the purchase of Inversiones Mineras S.A. (IMSA), a private Chilean company. This derivative financial liability is carried at fair value, with changes in fair value being recognized in profit (loss). The purchase price at the date of acquisition included additional amounts that may become payable to the extent that average copper prices exceed US$3.15 per pound in each of the first three years following commencement of commercial production, as defined in the acquisition agreement, up to a cumulative maximum of US$100 million if commencement of commercial production occurs prior to January 21, 2024 or up to a lesser maximum in certain circumstances thereafter. At the date of the acquisition, a nominal value was attributed to the additional payments. As at December 31, 2022, the fair value of this financial liability is $114 million (2021 – $98 million) (Note 24), with estimated future average copper prices expected to exceed the US$3.15 per pound threshold, based on the expected timing of commencement of commercial production.

During the year ended December 31, 2022, we recorded $183 million (2021 – $44 million) of expense related to changes in the carrying value of the financial liability for the preferential dividend stream from QBSA to Empresa Nacional de Minería (ENAMI). As at December 31, 2022, the carrying value of this financial liability, which is measured at amortized cost, is $286 million (2021 – $78 million) (Note 24). This financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affects the timing of when QBSA repays the loans.

The fair values of the IMSA and ENAMI liabilities are both calculated using a discounted cash flow method based on quoted market prices and are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 31).

12. Supplemental Cash Flow Information

(CAD$ in millions)	December 31, 2022		December 31, 2021	
Cash and cash equivalents				
Cash	$	259	$	637
Investments with maturities from the date of acquisition of three months or less		1,624		790
	$	1,883	$	1,427

(CAD$ in millions)	2022		2021	
Net change in non-cash working capital items				
Trade and settlement receivables	$	478	$	(670)
Inventories		(421)		(412)
Prepaids and other current assets		(401)		(105)
Trade accounts payable and other liabilities		237		303
	$	(107)	$	(884)

13. Inventories

(CAD$ in millions)	December 31, 2022		December 31, 2021	
Supplies	$	1,045	$	797
Raw materials		278		250
Work in process		857		741
Finished products		718		728
		2,898		2,516
Less non-current portion (Note 14)		(213)		(126)
	$	2,685	$	2,390

Cost of sales of $8.7 billion (2021 – $7.6 billion) includes $7.7 billion (2021 – $6.7 billion) of production costs that were recognized as part of inventories and subsequently expensed when sold during the year.

13. Inventories (continued)

Total inventories held at net realizable value amounted to $40 million at December 31, 2022 (2021 – $45 million). Total inventory write-downs in 2022 were $50 million (2021 – $nil) and were included as part of cost of sales.

Non-current inventories consist of ore stockpiles and other in-process materials that are not expected to be sold within one year.

14. Financial and Other Assets

(CAD$ in millions)	December 31, 2022	December 31, 2021
Non-current receivables and deposits	$ 163	$ 322
Marketable equity and debt securities carried at fair value	364	178
Pension plans in a net asset position (Note 23(a))	224	449
Derivative assets	56	63
Non-current portion of inventories (Note 13)	213	126
Finite life intangibles	400	395
Other	46	38
	$ 1,466	$ 1,571

15. Investments in Associates and Joint Ventures

(CAD$ in millions)	NuevaUnión	Other	Total
At January 1, 2021	$ 1,061	$ 6	$ 1,067
Contributions	5	–	5
Changes in foreign exchange rates	(4)	(1)	(5)
Share of loss	(3)	–	(3)
Other	—	(4)	(4)
At December 31, 2021	$ 1,059	$ 1	$ 1,060
Contributions	4	–	4
Changes in foreign exchange rates	73	–	73
Share of income	4	–	4
Disposal of investment in associate	–	(1)	(1)
Other	(1)	–	(1)
At December 31, 2022	**$ 1,139**	**$ –**	**$ 1,139**

16. Property, Plant and Equipment

(CAD$ in millions)	Exploration and Evaluation	Mineral Properties	Land, Buildings, Plant and Equipment	Capitalized Production Stripping Costs	Construction In Progress	Total
At December 31, 2020						
Cost	$ 903	$ 20,758	$ 16,722	$ 6,598	$ 7,919	$ 52,900
Accumulated depreciation	–	(6,223)	(9,145)	(3,954)	–	(19,322)
Net book value	**$ 903**	**$ 14,535**	**$ 7,577**	**$ 2,644**	**$ 7,919**	**$ 33,578**
Year ended December 31, 2021						
Opening net book value	$ 903	$ 14,535	$ 7,577	$ 2,644	$ 7,919	$ 33,578
Additions	45	–	181	740	3,877	4,843
Disposals	–	–	(6)	–	(18)	(24)
Impairment reversal	–	215	–	–	–	215
Depreciation and amortization	–	(373)	(802)	(694)	–	(1,869)
Transfers between classifications	–	(50)	2,162	–	(2,112)	–
Decommissioning and restoration provisions change in estimate	–	250	39	–	–	289
Capitalized borrowing costs	–	115	–	–	255	370
Changes in foreign exchange rates	(4)	(11)	(13)	(2)	10	(20)
Closing net book value	**$ 944**	**$ 14,681**	**$ 9,138**	**$ 2,688**	**$ 9,931**	**$ 37,382**
At December 31, 2021						
Cost	$ 944	$ 21,362	$ 18,716	$ 7,334	$ 9,931	$ 58,287
Accumulated depreciation	–	(6,681)	(9,578)	(4,646)	–	(20,905)
Net book value	**$ 944**	**$ 14,681**	**$ 9,138**	**$ 2,688**	**$ 9,931**	**$ 37,382**
Year ended December 31, 2022						
Opening net book value	$ 944	$ 14,681	$ 9,138	$ 2,688	$ 9,931	$ 37,382
Additions	102	–	389	1,138	4,964	6,593
Disposals	–	–	(25)	–	(5)	(30)
Asset impairment	(37)	(247)	(959)	–	–	(1,243)
Depreciation and amortization	–	(325)	(906)	(630)	–	(1,861)
Transfers between classifications	–	104	1,420	–	(1,524)	–
Decommissioning and restoration provisions change in estimate	–	(743)	(145)	–	–	(888)
Capitalized borrowing costs	–	131	–	–	358	489
Transfers to assets held for sale	(142)	(546)	(735)	–	(129)	(1,552)
Changes in foreign exchange rates	28	235	172	52	718	1,205
Closing net book value	**$ 895**	**$ 13,290**	**$ 8,349**	**$ 3,248**	**$ 14,313**	**$ 40,095**
At December 31, 2022						
Cost	$ 895	$ 20,364	$ 18,567	$ 8,596	$ 14,313	$ 62,735
Accumulated depreciation	–	(7,074)	(10,218)	(5,348)	–	(22,640)
Net book value	**$ 895**	**$ 13,290**	**$ 8,349**	**$ 3,248**	**$ 14,313**	**$ 40,095**

16. Property, Plant and Equipment (continued)

a) Exploration and Evaluation

Significant exploration and evaluation projects in property, plant and equipment include the Galore Creek and Zafranal projects. The San Nicolás and Mesaba projects were reclassified to assets held for sale in 2022 (Notes 5(b) and (c)).

b) Borrowing Costs

Borrowing costs are capitalized at a rate based on our weighted average cost of borrowing or at the rate on the project-specific debt, as applicable. Capitalized borrowing costs are classified with the asset they relate to within mineral properties, land, buildings, plant and equipment, or construction in progress. Our weighted average borrowing rate used for capitalization of borrowing costs in 2022 was 5.7% (2021 – 5.4%).

17. Goodwill

(CAD$ in millions)	Steelmaking Coal Operations		Quebrada Blanca		Total	
January 1, 2021	$	702	$	391	$	1,093
Changes in foreign exchange rates		–		(2)		(2)
December 31, 2021	$	702	$	389	$	1,091
Changes in foreign exchange rates		—		27		27
December 31, 2022	**$**	**702**	**$**	**416**	**$**	**1,118**

The results of our annual goodwill impairment analysis and key assumptions used in the analysis are outlined in Notes 8(b) and 8(c).

18. Trade Accounts Payable and Other Liabilities

(CAD$ in millions)	December 31, 2022		December 31, 2021	
Trade accounts payable and accruals	$	1,897	$	1,653
Capital project accruals		1,152		546
Payroll-related liabilities		374		293
Accrued interest		100		100
Commercial and government royalties		302		325
Current portion of provisions (Note 24(a))		361		210
Settlement payables (Note 31)		45		39
Contract liabilities – consignment sales		19		30
Other IMSA payable		68		–
Other		49		59
	$	4,367	$	3,255

19. Debt

($ in millions)	December 31, 2022			December 31, 2021		
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
4.75% notes due January 2022 (a)	$ –	$ –	$ –	$ 150	$ 190	$ 190
3.75% notes due February 2023 (a)	108	147	147	108	140	137
3.9% notes due July 2030 (a)	503	614	673	550	751	688
6.125% notes due October 2035 (a)	336	452	449	609	1,005	761
6.0% notes due August 2040 (a)	480	631	648	490	795	620
6.25% notes due July 2041 (a)	396	531	531	795	1,349	997
5.2% notes due March 2042 (a)	395	471	529	399	602	500
5.4% notes due February 2043 (a)	367	448	492	377	586	473
	2,585	3,294	3,469	3,478	5,418	4,366
QB2 project financing facility (b)	2,500	3,419	3,322	2,252	2,929	2,785
Carmen de Andacollo short-term loans (c)	52	71	71	–	–	–
Antamina loan agreements (d)	225	305	305	176	223	223
	$ 5,362	$ 7,089	$ 7,167	$ 5,906	$ 8,570	$ 7,374
Less current portion of debt	(454)	(616)	(616)	(168)	(213)	(213)
	$ 4,908	$ 6,473	$ 6,551	$ 5,738	$ 8,357	$ 7,161

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 31).

a) Notes Purchased or Redeemed

All of our outstanding notes are redeemable at any time by repaying the greater of the principal amount and the present value of the sum of the remaining scheduled principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread, plus, in each case, accrued interest to, but not including, the date of redemption. In addition, all of our outstanding notes, except for notes due October 2035, are callable at 100% (plus accrued interest to, but not including, the date of redemption) within three to six months of maturity.

On February 1, 2023, we repaid the 3.75% notes due 2023 at maturity for $144 million (US$108 million) plus accrued interest.

In 2022, we purchased US$93 million aggregate principal amount of our outstanding notes pursuant to an open market purchase. The principal amount of the notes purchased comprised US$47 million of the 3.9% notes due 2030, US$24 million of the 6.125% notes due 2035, US$8 million of the 6.25% notes due 2041, US$4 million of the 5.2% notes due 2042 and US$10 million of the 5.4% notes due 2043. The total cost of the purchases, which was funded from cash on hand, including the discounts and accrued interest was $120 million (US$90 million). We recorded a pre-tax gain of $5 million in non-operating income (expense) (Note 11) in connection with these purchases.

19. Debt (continued)

In 2022, we also purchased US$650 million aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of the notes purchased comprised US$249 million of the 6.125% notes due 2035, US$10 million of the 6.0% notes due 2040, and US$391 million of the 6.25% notes due 2041. The total cost of the purchases, which was funded from cash on hand, including the premiums and accrued interest was $909 million (US$703 million). We recorded a pre-tax expense of $63 million in non-operating income (expense) (Note 11) in connection with these purchases.

In January 2022, we redeemed the 4.75% notes due 2022 at maturity for $187 million (US$150 million) plus accrued interest.

b) QB2 Project Financing Facility

As at December 31, 2022, the US$2.5 billion limited recourse QB2 project financing facility was fully drawn. Amounts drawn under the facility bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. The facility is guaranteed pre-completion on several basis by Teck and SMM/SC *pro rata* to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck's and SMM/SC's interests in QBSA and by security over QBSA's assets, which consist primarily of QB2 project assets.

c) Carmen de Andacollo Short-Term Loans

As at December 31, 2022, we had $71 million (US$52 million) of debt outstanding in the form of fixed rate short-term bank loans with maturities of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

d) Antamina Loan Agreements

On July 12, 2021, Antamina entered into a US$1.0 billion loan agreement which is fully drawn as at December 31, 2022. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at LIBOR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

On December 24, 2021, Antamina entered into a US$80 million short-term loan agreement, which was repaid in January 2022. Our share of the amount drawn was US$18 million.

e) Revolving Credit Facilities

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at December 31, 2022, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.19 to 1.0 at December 31, 2022, not exceed 0.60 to 1.0 (Note 32). This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at December 31, 2022, we had $2.7 billion of letters of credit outstanding.

We also had $849 million in surety bonds outstanding at December 31, 2022 to support current and future reclamation obligations.

f) Scheduled Principal Payments

At December 31, 2022, scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)		US$		CAD$ Equivalent
2023	$	454	$	616
2024		294		398
2025		294		398
2026		519		703
2027		294		398
Thereafter		3,507		4,749
	$	5,362	$	7,262

g) Debt Continuity

($ in millions)		US$			CAD$ Equivalent	
		2022	**2021**		**2022**	**2021**
As at January 1	$	**5,816**	$ 4,913	$	**7,374**	$ 6,255
Cash flows						
Proceeds from debt		**445**	1,305		**569**	1,639
Redemption, purchase or repayment of debt		**(1,026)**	(124)		**(1,323)**	(155)
Revolving credit facilities		**–**	(262)		**–**	(335)
Non-cash changes						
Loss on debt redemption or purchase		**45**	–		**58**	–
Changes in foreign exchange rates		**–**	–		**474**	(10)
Finance fees, discount amortization and other		**12**	(16)		**15**	(20)
As at December 31	$	**5,292**	$ 5,816	$	**7,167**	$ 7,374

20. Leases

a) Right-of-Use Assets

Our significant lease arrangements include contracts for leasing office premises, mining equipment, railcars and road and port facilities. As at December 31, 2022, $584 million (2021 – $704 million) of right-of-use assets are recorded as part of land, buildings, plant and equipment within property, plant and equipment.

(CAD$ in millions)		2022		2021
Opening net book value	$	704	$	730
Additions		202		141
Depreciation		(142)		(163)
Changes in foreign exchange rates and other		39		(4)
Transfer to assets held for sale		(219)		–
Closing net book value	$	584	$	704

b) Significant Individual Lease Arrangement

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$6 million until 2040. As at December 31, 2022, the related lease liability was $91 million (2021 – $87 million).

c) Lease Liability Continuity

(CAD$ in millions)		2022		2021
As at January 1	$	694	$	692
Cash flows				
Principal payments		(149)		(139)
Interest payments		(38)		(35)
Non-cash changes				
Additions		210		151
Interest expense		38		35
Changes in foreign exchange and other		25		(10)
Transfer to liabilities associated with assets held for sale		(209)		–
As at December 31	$	571	$	694
Less current portion of lease liabilities		(132)		(127)
Non-current lease liabilities	$	439	$	567

21. QB2 Advances from SMM/SC

In conjunction with the subscription arrangement with SMM/SC, QBSA entered into a subordinated loan facility agreement with SMM/SC to advance QBSA up to US$1.3 billion. The advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facility bear interest at LIBOR plus an applicable margin.

In 2022, QBSA entered into a second subordinated loan facility agreement with SMM/SC to advance QBSA up to an additional US$750 million, under similar terms to the existing subordinated loan facility.

($ in millions)	December 31, 2022			December 31, 2021		
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 advances from SMM/SC	$ 1,693	$ 2,330	$ 2,279	$ 1,003	$ 1,288	$ 1,263

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 31).

a) QB2 Advances from SMM/SC Carrying Value Continuity

($ in millions)	US$		CAD$ Equivalent	
	2022	2021	2022	2021
As at January 1	$ 997	$ 734	$ 1,263	$ 934
Cash flows				
Advances	685	262	899	326
Non-cash changes				
Finance fee amortization	1	1	1	1
Changes in foreign exchange rates	–	–	116	2
As at December 31	$ 1,683	$ 997	$ 2,279	$ 1,263

22. Income Taxes

a) Tax rate reconciliation to the Canadian statutory income tax rate

(CAD$ in millions)		2022		2021
Profit from continuing operations before taxes	$	**6,565**	$	4,688
Loss from discontinued operations before taxes		**(956)**		(156)
Profit for the year from continuing and discontinued operations before taxes	$	**5,609**	$	4,532
Tax expense at the Canadian statutory income tax rate of 26.53% (2021 – 26.54%)	$	**1,488**	$	1,203
Tax effect of:				
Resource taxes		**670**		426
Resource and depletion allowances		**(96)**		(61)
Non-deductible expenses (non-taxable income)		**74**		69
Tax pools not recognized (recognition of previously unrecognized tax pools)		**5**		(56)
Difference in tax rates in foreign jurisdictions		**76**		75
Revisions to prior year estimates		**15**		(14)
Non-controlling interests		**(21)**		(15)
Effect from sale of Fort Hills		**83**		–
Other		**17**		(10)
Total income taxes from continuing and discontinued operations	$	**2,311**	$	1,617
Represented by:				
Current income taxes		**1,413**		978
Deferred income taxes		**898**		639
Total income taxes from continuing and discontinued operations	$	**2,311**	$	1,617
Provision for income taxes from continuing operations		**2,495**		1,518
Provision for (recovery of) income taxes from discontinued operations		**(184)**		99
Total income taxes from continuing and discontinued operations	$	**2,311**	$	1,617

Current income taxes are accrued and paid in all jurisdictions in which we operate.

b) Continuity of deferred tax assets and liabilities

(CAD$ in millions)		January 1, 2022		Through Profit (Loss)		Through OCI		Transfer		December 31, 2022
Net operating loss and capital loss carryforwards	$	141	$	(98)	$	5	$	–	$	48
Property, plant and equipment		(180)		15		–		–		(165)
Decommissioning and restoration provisions		190		(35)		–		–		155
Other timing differences (TDs)		10		51		(24)		–		37
Deferred income tax assets	$	**161**	$	**(67)**	$	**(19)**	$	**–**	$	**75**
Net operating loss and capital loss carryforwards	$	(532)	$	93	$	(19)	$	–	$	(458)
Property, plant and equipment		7,546		(333)		89		(68)		7,234
Decommissioning and restoration provisions		(1,050)		261		(14)		–		(803)
Unrealized foreign exchange		(85)		3		(9)		–		(91)
Withholding taxes		100		27		6		–		133
Inventories		156		(9)		1		–		148
Partnership income deferral and other TDs		(162)		789		(12)		–		615
Deferred income tax liabilities	$	**5,973**	$	**831**	$	**42**	$	**(68)**	$	**6,778**

The transfer column refers to deferred tax assets and deferred tax liabilities related to assets held for sale (Note 5).

(CAD$ in millions)		January 1, 2021		Through Profit (Loss)		Through OCI		December 31, 2021
Net operating loss and capital loss carryforwards	$	247	$	(106)	$	–	$	141
Property, plant and equipment		(168)		(12)		–		(180)
Decommissioning and restoration provisions		158		32		–		190
Other temporary differences		34		(19)		(5)		10
Deferred income tax assets	$	**271**	$	**(105)**	$	**(5)**	$	**161**
Net operating loss and capital loss carryforwards	$	(1,038)	$	503	$	3	$	(532)
Property, plant and equipment		7,369		176		1		7,546
Decommissioning and restoration provisions		(962)		(86)		(2)		(1,050)
Unrealized foreign exchange		(88)		1		2		(85)
Withholding taxes		95		6		(1)		100
Inventories		110		47		(1)		156
Other temporary differences		(103)		(113)		54		(162)
Deferred income tax liabilities	$	**5,383**	$	**534**	$	**56**	$	**5,973**

22. Income Taxes (continued)

c)   Deferred Tax Assets and Liabilities Not Recognized

We have not recognized $299 million (2021 – $293 million) of deferred tax assets associated with unused tax credits and tax pools in entities and jurisdictions that do not have established sources of taxable income.

Deferred tax liabilities of approximately $858 million (2021 – $803 million) have not been recognized on the unremitted foreign earnings associated with investments in subsidiaries and interests in joint arrangements where we control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

d)   Loss Carryforwards

At December 31, 2022, we had $166 million Canadian net operating loss carryforwards (2021 – $1.16 billion) and $1.22 billion (2021 – $972 million) of Chilean net operating losses, which have an indefinite carryforward period. The deferred tax benefit of these pools has been recognized.

e)   Scope of Antamina's Peruvian Tax Stability Agreement

The Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT), issued income tax assessments for the 2013 to 2016 taxation years to Antamina (our joint operation in which we own a 22.5% share), denying accelerated depreciation claimed by Antamina in respect of a mill expansion and other assets, on the basis that the expansion was not covered by Antamina's tax stability agreement. Antamina objected to the assessments, but lost its administrative appeal with SUNAT. In 2022, the Peruvian Tax Court issued its ruling in favour of SUNAT on this matter for the 2013 taxation year and rejected Antamina's request for a full waiver of the associated penalties and interest for that year.

Antamina is continuing to pursue the matter in the Peruvian Judiciary Courts. The denial of accelerated depreciation claimed is a timing issue in our tax provision, which we have already recorded in a prior year. In light of the recent Peruvian Tax Court ruling, we have expensed our share of previously paid interest and penalties for the 2013 to 2016 years as reflected in finance expense and other non-operating expense.

23. Retirement Benefit Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year earned by employees.

We have multiple defined benefit pension plans registered in various jurisdictions that provide benefits based principally on employees' years of service and average annual remuneration. These plans are only available to certain qualifying employees and some are now closed to additional members. The plans are "flat-benefit" or "final-pay" plans and may provide for inflationary increases in accordance with certain plan provisions. All of our registered defined benefit pension plans are governed and administered in accordance with applicable pension legislation in either Canada or the United States. Actuarial valuations are performed at least every three years to determine minimum annual contribution requirements as prescribed by applicable legislation. For the majority of our plans, current service costs are funded based on a percentage of pensionable earnings or as a flat dollar amount per active member depending on the provisions of the pension plans. Actuarial deficits are funded in accordance with minimum funding regulations in each applicable jurisdiction. All of our defined benefit pension plans were actuarially valued within the past three years. While the majority of benefit payments are made from registered held-in-trust funds, there are also several unregistered and unfunded plans where benefit payment obligations are met as they fall due.

We also have several post-retirement benefit plans that provide post-retirement medical, dental and life insurance benefits to certain qualifying employees and surviving spouses. These plans are unfunded and we meet benefit obligations as they come due.

a) Actuarial Valuation of Plans

(CAD$ in millions)	2022		2021	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Defined benefit obligation				
Balance at beginning of year	$ 2,407	$ 420	$ 2,558	$ 445
Current service cost	63	26	72	14
Past service costs arising from plan improvements	4	–	13	3
Benefits paid	(140)	(16)	(144)	(14)
Interest expense	71	12	59	11
Obligation experience adjustments	12	(5)	4	(13)
Effect from change in financial assumptions	(595)	(98)	(159)	(24)
Effect from change in demographic assumptions	2	–	4	3
Changes in foreign exchange rates	10	4	–	(5)
Balance at end of year	1,834	343	2,407	420
Fair value of plan assets				
Fair value at beginning of year	2,858	–	2,812	–
Interest income	86	–	66	–
Return on plan assets, excluding amounts included in interest income	(460)	–	102	–
Benefits paid	(140)	(16)	(144)	(14)
Contributions by the employer	19	16	22	14
Changes in foreign exchange rates	8	–	–	–
Fair value at end of year	2,371	–	2,858	–
Funding surplus (deficit)	537	(343)	451	(420)
Less effect of the asset ceiling				
Balance at beginning of year	99	–	72	–
Interest on asset ceiling	9	–	2	–
Change in asset ceiling	282	–	25	–
Balance at end of year	390	–	99	–
Net accrued retirement benefit asset (liability)	$ 147	$ (343)	$ 352	$ (420)
Represented by:				
Pension assets (Note 14)	$ 224	$ –	$ 449	$ –
Accrued retirement benefit liability	(77)	(343)	(97)	(420)
Net accrued retirement benefit asset (liability)	$ 147	$ (343)	$ 352	$ (420)

A number of the plans have a surplus totalling $390 million at December 31, 2022 (2021 – $99 million), which is not recognized on the basis that future economic benefits are not available to us in the form of a reduction in future contributions or a cash refund.

23. Retirement Benefit Plans (continued)

We expect to contribute $24 million to our defined benefit pension plans in 2023 based on minimum funding requirements. The weighted average duration of the defined benefit pension obligation is 13 years and the weighted average duration of the non-pension post-retirement benefit obligation is 13 years.

Defined contribution expense for 2022 was $61 million (2021 – $52 million).

b) Significant Assumptions

The discount rate used to determine the defined benefit obligations and the net interest cost was determined by reference to the market yields on high-quality debt instruments at the measurement date with durations similar to the duration of the expected cash flows of the plans.

Weighted average assumptions used to calculate the defined benefit obligation at the end of each year are as follows:

	2022		2021	
	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans	Defined Benefit Pension Plans	Non-Pension Post-Retirement Benefit Plans
Discount rate	**5.05%**	**5.06%**	2.88%	2.96%
Rate of increase in future compensation	**3.25%**	**3.25%**	3.25%	3.25%
Medical trend rate	**–**	**5.00%**	–	5.00%

c) Sensitivity of the Defined Benefit Obligation to Changes in the Weighted Average Assumptions

	2022		
	Effect on Defined Benefit Obligation		
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	**1.0%**	**Decrease by 10%**	**Increase by 12%**
Rate of increase in future compensation	**1.0%**	**Increase by 1%**	**Decrease by 1%**
Medical cost claim trend rate	**1.0%**	**Increase by 1%**	**Decrease by 1%**

	2021		
	Effect on Defined Benefit Obligation		
	Change in Assumption	Increase in Assumption	Decrease in Assumption
Discount rate	1.0%	Decrease by 13%	Increase by 15%
Rate of increase in future compensation	1.0%	Increase by 1%	Decrease by 1%
Medical cost claim trend rate	1.0%	Increase by 1%	Decrease by 1%

The above sensitivity analyses are based on a change in each actuarial assumption while holding all other assumptions constant. The sensitivity analyses on our defined benefit obligation are calculated using the same methods as those used for calculating the defined benefit obligation recognized on our balance sheet. The methods and types of assumptions used in preparing the sensitivity analyses did not change from the prior period.

d) Mortality Assumptions

Assumptions regarding future mortality are set based on management's best estimate in accordance with published mortality tables and expected experience. These assumptions translate into the following average life expectancies for an employee retiring at age 65:

	2022		2021	
	Male	**Female**	**Male**	**Female**
Retiring at the end of the reporting period	**85.3 years**	**87.7 years**	85.3 years	87.7 years
Retiring 20 years after the end of the reporting period	**86.3 years**	**88.6 years**	86.4 years	88.7 years

e) Significant Risks

The defined benefit pension plans and post-retirement benefit plans expose us to a number of risks, the most significant of which include asset volatility risk, changes in bond yields and any changes in life expectancy.

Asset volatility risk

The discount rate used to determine the defined benefit obligations is based on AA-rated corporate bond yields. If our plan assets underperform this yield, the deficit will increase. Our strategic asset allocation includes a significant proportion of equities that increases volatility in the value of our assets, particularly in the short term. We expect equities to outperform corporate bonds in the long-term.

Changes in bond yields

A decrease in bond yields increases plan liabilities, which are partially offset by an increase in the value of the plans' bond holdings.

Life expectancy

The majority of the plans' obligations are to provide benefits for the life of the member. Increases in life expectancy will result in an increase in the plans' liabilities.

f) Investment of Plan Assets

The assets of our defined benefit pension plans are managed by external asset managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to each plan's demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annualized portfolio returns over five-year periods in excess of the annualized percentage change in the Consumer Price Index plus a certain premium.

Strategic asset allocation policies have been developed for each defined benefit plan to achieve this objective. The policies also reflect an asset/liability matching framework that seeks to reduce the effect of interest rate changes on each plan's funded status by matching the duration of the bond investments with the duration of the pension liabilities. We do not use derivatives to manage interest rate risk. Asset allocation is monitored at least quarterly and rebalanced if the allocation to any asset class exceeds its allowable allocation range. Portfolio and investment manager performance is monitored quarterly and the investment guidelines for each plan are reviewed at least annually.

23. Retirement Benefit Plans (continued)

The defined benefit pension plan assets at December 31, 2022 and 2021 are as follows:

(CAD$ in millions)	2022			2021		
	Quoted	Unquoted	Total %	Quoted	Unquoted	Total %
Equity securities	$ 775	$ –	33%	$ 1,069	$ –	37%
Debt securities	$ 1,099	$ –	46%	$ 1,389	$ –	49%
Real estate and other	$ 52	$ 445	21%	$ 71	$ 329	14%

24. Provisions and Other Liabilities

(CAD$ in millions)	December 31, 2022	December 31, 2021
Decommissioning and restoration provisions and other provisions (a)	$ 2,805	$ 3,813
Obligation to Neptune Bulk Terminals (b)	189	170
Derivative liabilities (net of current portion of $10 (2021 – $9))	26	51
ENAMI preferential dividend liability (Note 11(a))	286	78
QB2 variable consideration to IMSA (Note 11(a))	114	98
Other IMSA payable (net of current portion of $68 (2021 – $nil))	–	61
Other liabilities	97	83
	$ 3,517	$ 4,354

a) Decommissioning and Restoration Provisions and Other Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2022:

(CAD$ in millions)	Decommissioning and Restoration Provisions	Other Provisions	Total
As at January 1, 2022	$ 3,725	$ 298	$ 4,023
Settled during the year	(131)	(34)	(165)
Change in discount rate	(1,493)	–	(1,493)
Change in amount and timing of cash flows	688	63	751
Accretion	143	6	149
Transfer to liabilities associated with assets held for sale	(153)	–	(153)
Changes in foreign exchange rates	41	13	54
As at December 31, 2022	2,820	346	3,166
Less current portion of provisions (Note 18)	(258)	(103)	(361)
Non-current provisions	$ 2,562	$ 243	$ 2,805

During the year ended December 31, 2022, we recorded $43 million (2021 – $73 million) of additional study and environmental costs arising from legal obligations through other provisions.

Decommissioning and Restoration Provisions

The decommissioning and restoration provisions represent the present value of estimated costs for required future decommissioning and other site restoration activities. These activities include removal of site structures and infrastructure, recontouring and revegetation of previously mined areas and the management of water and water quality in and around each closed site. The majority of the decommissioning and site restoration expenditures occur near the end of, or after, the life of the related operation.

After the end of the life of certain operations, water quality management costs may extend for periods in excess of 100 years. Our provision for these expenditures was $628 million as at December 31, 2022 (2021 – $1.3 billion), of which $277 million (2021 – $769 million) relates to our steelmaking coal business unit.

For our steelmaking coal operations, the current and future requirements for water quality management are established under a regional permit issued by the provincial government of British Columbia. This permit references the Elk Valley Water Quality Plan (EVWQP). In October 2020, Environment and Climate Change Canada issued a Direction under the *Fisheries Act* (the Direction) requiring us to undertake certain additional measures to address water quality and fish habitat impacts in the upper Fording River and certain tributaries, and stipulating deadlines for implementation of certain measures contemplated by the EVWQP. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the EVWQP, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation by December 31, 2030, of a 200-hectare geosynthetic cover trial in the Greenhills creek drainage. Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the EVWQP. The estimated costs of the Direction have been included in our decommissioning and restoration provisions as at December 31, 2022 and 2021.

In 2022, the decommissioning and restoration provisions were calculated using nominal discount rates between 6.13% and 8.07% (2021 – 3.86% and 5.35%). We also used an inflation rate of 2.00% (2021 – 2.00%) over the long-term in our cash flow estimates. Total decommissioning and restoration provisions include $736 million (2021 – $721 million) in respect of closed operations.

During the fourth quarter of 2022, our decommissioning and restoration provisions increased by $690 million compared to the third quarter of 2022, of which $121 million related to a decrease in the discount rate and $569 million related to an increase in reclamation cash flows. The increase in reclamation cash flows primarily related to changes in planned reclamation work and updated cost estimates at our steelmaking coal operations and Red Dog.

b) Obligation to Neptune Bulk Terminals

Through our cost of services agreement with Neptune Bulk Terminals (Canada) Ltd. (Neptune), we owe amounts to Neptune for any loans entered into by Neptune that are specifically related to funding the assets of our steelmaking coal loading and handling operations. The carrying value of this obligation approximates fair value based on prevailing market interest rates in effect at December 31, 2022. This is considered a Level 2 fair value measurement with significant other observable inputs on the fair value hierarchy (Note 31). The current portion of this obligation is recorded as part of trade accounts payable and other liabilities.

25. Equity

a) Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

25. Equity (continued)

The attributes of the Class B subordinate voting shares contain so-called "coattail provisions", which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.

The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.

If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

On February 18, 2023, Teck's Board of Directors approved a proposed six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). Teck will seek shareholder approval for the Dual Class Amendment at its annual and special meeting of shareholders, expected to be held on or about April 26, 2023. On the effective date of the Dual Class Amendment, each Teck Class A common share will be exchanged for one new Class A common share and 0.67 of a Class B subordinate voting share. The terms of the new Class A common shares will be identical to the current terms of Class A common shares, but will provide that, on the sixth anniversary of the effective date of the Dual Class Amendment, all new Class A common shares will automatically be exchanged for Class B subordinate voting shares, which will be renamed "common shares". In addition to Teck shareholder and court approvals, the Dual Class Amendment is subject to customary conditions, including approval of the Toronto Stock Exchange.

b) Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

Shares (in 000's)	Class A Common Shares	Class B Subordinate Voting Shares
As at January 1, 2021	7,765	523,381
Shares issued on options exercised (c)	–	3,067
As at December 31, 2021	7,765	526,448
Shares issued on options exercised (c)	–	10,209
Acquired and cancelled pursuant to normal course issuer bid (h)	–	(30,703)
As at December 31, 2022	**7,765**	**505,954**

c) Share Options

The maximum number of Class B subordinate voting shares issuable to full-time employees pursuant to options granted under our current stock option plan is 46 million. As at December 31, 2022, 10,693,150 share options remain available for grant. The exercise price for each option is the closing price for our Class B subordinate voting shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B subordinate voting shares.

During the year ended December 31, 2022, we granted 1,729,260 share options to employees. These share options have a weighted average exercise price of $45.51, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of share options granted in the year was estimated at $17.13 per option (2021 – $10.83) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2022	2021
Weighted average exercise price	$ 45.51	$ 29.04
Dividend yield	1.10%	0.69%
Risk-free interest rate	1.50%	0.75%
Expected option life	6.1 years	6.3 years
Expected volatility	41%	40%
Forfeiture rate	1.43%	0.78%

The expected volatility is based on a statistical analysis of historical daily share prices over a period equal to the expected option life.

Outstanding share options are as follows:

	2022		2021	
	Share Options (in 000's)	Weighted Average Exercise Price	Share Options (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of year	23,680	$ 21.12	25,250	$ 20.61
Granted	1,729	45.51	2,519	29.04
Exercised	(10,117)	23.16	(3,189)	16.03
Forfeited	(216)	32.26	(186)	25.43
Expired	(19)	26.75	(714)	52.86
Outstanding at end of year	15,057	$ 22.38	23,680	$ 21.12
Vested and exercisable at end of year	9,854	$ 19.04	16,543	$ 21.29

The average share price during the year was $45.75 (2021 – $29.25).

Information relating to share options outstanding at December 31, 2022, is as follows:

Outstanding Share Options (in 000's)	Exercise Price Range	Weighted Average Remaining Life of Outstanding Options (months)
2,382	$ 5.34 – $ 13.57	37
3,301	$ 13.58 – $ 14.71	86
3,119	$ 14.72 – $ 27.29	37
3,828	$ 27.30 – $ 29.43	80
2,427	$ 29.44 – $ 50.68	94
15,057	$ 5.34 – $ 50.68	68

Total share option compensation expense recognized for the year was $26 million (2021 – $28 million).

d) Deferred Share Units, Restricted Share Units, Performance Share Units and Performance Deferred Share Units

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

25. Equity (continued)

As of 2017, DSUs are granted to directors only. RSUs may be granted to both employees and directors. PSUs and PDSUs are granted to certain officers only. DSUs entitle the holder to a cash payment equal to the closing price of one Class B subordinate voting share on the Toronto Stock Exchange on the day prior to redemption. RSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. PSUs and PDSUs issued in 2017 and later vest in a percentage from 0% to 200% based on both relative total shareholder return as compared to our compensation peer group and a calculation based on the change in EBITDA over the vesting period divided by the change in a weighted commodity price index. Once vested, PSUs and PDSUs entitle the holder to a cash payment equal to the weighted average trading price of one Class B subordinate voting share on the Toronto Stock Exchange over 20 consecutive trading days prior to the payout date. Officers granted PSUs in 2017 and later can elect to receive up to 50% of their Units as PDSUs, which pay out following termination of employment as described below.

PSUs and PDSUs vest on December 20 in the year prior to the third anniversary of the grant date. RSUs vest on various dates depending on the grant date. DSUs granted to directors vest immediately. Units vest on a *pro rata* basis if employees retire or are terminated without cause and unvested units are forfeited if employees resign or are terminated with cause.

DSUs and PDSUs may be redeemed on or before December 15 of the first calendar year commencing after the date on which the participant ceases to be a director or employee. RSUs and PSUs pay out on the vesting date.

Additional Units are issued to Unit holders to reflect dividends paid and other adjustments to Class B subordinate voting shares.

In 2022, we recognized compensation expense of $210 million for Units (2021 – $97 million). The total liability and intrinsic value for vested Units as at December 31, 2022 was $230 million (2021 – $160 million).

The outstanding Units are summarized in the following table:

(in 000's)	2022		2021	
	Outstanding	**Vested**	**Outstanding**	**Vested**
DSUs	**2,129**	**2,129**	2,526	2,526
RSUs	**2,203**	**–**	2,707	–
PSUs	**1,072**	**–**	1,622	–
PDSUs	**227**	**177**	185	67
	5,631	**2,306**	7,040	2,593

e) Accumulated Other Comprehensive Income

(CAD$ in millions)	2022	2021
Accumulated other comprehensive income – beginning of year	$ **202**	$ 247
Currency translation differences:		
Unrealized gain (loss) on translation of foreign subsidiaries	**822**	(50)
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $9 and $(2)) (Note 30(b))	**(56)**	11
	766	(39)
Gain (loss) on marketable equity and debt securities (net of taxes of $(14) and $1)	**93**	(6)
Share of other comprehensive income of associates and joint ventures	**1**	–
Remeasurements of retirement benefit plans (net of taxes of $13 and $(91))	**(45)**	171
Total other comprehensive income	**815**	126
Less remeasurements of retirement benefit plans recorded in retained earnings	**45**	(171)
Accumulated other comprehensive income – end of year	$ **1,062**	$ 202

f) Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings (loss) per share:

(CAD$ in millions, except per share data)	2022		2021
Net basic and diluted profit from continuing operations	$ 4,070	$	3,170
Net basic and diluted profit (loss) attributable to non-controlling interest	(19)		47
Net basic and diluted profit attributable to shareholders of the company from continuing operations	4,089		3,123
Net basic and diluted loss attributable to shareholders of the company from discontinued operations	(772)		(255)
Total basic and diluted profit attributable to shareholders of the company	$ 3,317	$	2,868
Weighted average shares outstanding (000's)	526,718		532,340
Dilutive effect of share options	9,136		7,931
Weighted average diluted shares outstanding (000's)	535,854		540,271
Earnings per share from continuing operations			
Basic	$ 7.77	$	5.87
Diluted	$ 7.63	$	5.78
Earnings (loss) per share from discontinued operations			
Basic and diluted	$ (1.47)	$	(0.48)
Basic earnings per share	$ 6.30	$	5.39
Diluted earnings per share	$ 6.19	$	5.31

At December 31, 2022, 1,635,225 (2021 – 7,700,774) potentially dilutive shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive.

For the years ended December 31, 2022 and December 31, 2021, there was a net loss attributable to discontinued operations. Accordingly, all share options would be considered anti-dilutive and have been excluded from the calculation of diluted loss per share. The weighted average shares outstanding and weighted average diluted shares outstanding are therefore the same for discontinued operations.

g) Dividends

Dividends of $0.625 per share, totalling $337 million, were paid on our Class A common and Class B subordinate voting shares in the first quarter of 2022. We declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share in each of the second, third and fourth quarters of 2022 and $0.05 per share in each quarter of 2021. During the year ended December 31, 2022, we declared and paid a total of $532 million of dividends (2021 – $106 million).

On February 18, 2023, our Board of Directors approved a $0.625 per share dividend, including a $0.50 per share supplemental dividend on our Class A common shares and Class B subordinate voting shares, payable on March 31, 2023 to shareholders of record at the close of business on March 15, 2023.

25. Equity (continued)

h) Normal Course Issuer Bid

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2022, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2022 to November 1, 2023. All purchased shares will be cancelled. In 2022, we purchased and cancelled 30,703,473 Class B subordinate voting shares for $1.4 billion. There were no purchases or cancellations of Class B subordinate voting shares in 2021.

26. Non-Controlling Interests

Set out below is information about our subsidiaries with non-controlling interests and the non-controlling interest balances included in equity.

(CAD$ in millions)	Principal Place of Business	Percentage of Ownership Interest and Voting Rights Held by Non-Controlling Interest	December 31, 2022	December 31, 2021
Carmen de Andacollo	Region IV, Chile	10%	$ 26	$ 24
Quebrada Blanca (a)	Region I, Chile	40%	874	612
Elkview Mine Limited Partnership	British Columbia, Canada	5%	87	86
Compañía Minera Zafranal S.A.C.	Arequipa Region, Peru	20%	51	46
			$ 1,038	$ 768

a) Quebrada Blanca

The non-controlling interest in QBSA, the entity that owns QB2, consists of SMM/SC, who subscribed for a 30% indirect interest in QBSA in 2019, and ENAMI, a Chilean state-owned agency that holds a 10% preference share interest. ENAMI's interest in QBSA does not require ENAMI to make contributions toward QBSA's capital spending.

The following is the summarized financial information for Quebrada Blanca before intra-group eliminations. Quebrada Blanca has non-controlling interests that are considered material to our consolidated financial statements.

(CAD$ in millions)	December 31, 2022	December 31, 2021
Summarized balance sheet		
Current assets	$ 442	$ 166
Current liabilities	1,946	731
Current net assets	(1,504)	(565)
Non-current assets	17,197	11,699
Non-current liabilities	10,647	7,328
Non-current net assets	6,550	4,371
Net assets	$ 5,046	$ 3,806
Accumulated non-controlling interests	$ 874	$ 612
Summarized statement of comprehensive income (loss)		
Revenue	$ 105	$ 136
Loss for the period	(257)	(182)
Other comprehensive income (loss)	206	(10)
Total comprehensive loss	$ (51)	$ (192)
Loss allocated to non-controlling interests	$ (95)	$ (20)
Summarized cash flows		
Cash flows from operating activities	$ (1,579)	$ (516)
Cash flows from investing activities	(3,304)	(2,597)
Cash flows from financing activities	4,918	3,117
Effect of exchange rates on cash and cash equivalents	7	2
Net increase in cash and cash equivalents	$ 42	$ 6

27. Contingencies

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2022, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the *Comprehensive Environmental Response, Compensation, and Liability Act* (CERCLA) for response costs, the amount of which will be determined in later phases of the case. TML has exhausted its appeal rights in respect of that decision. The case relates to historic discharges of slag and effluent from TML's Trail metallurgical facility to the Upper Columbia River. As a consequence of a ruling of the Ninth Circuit Court of Appeals, alleged damages associated with air emissions from the Trail facility were no longer part of the case under CERCLA. In March 2022, the State of Washington was granted leave to amend its claim to seek alleged damages related to air emissions under the *Model Toxics Control Act* (MTCA), the state law equivalent of CERCLA. In April 2022, TML filed a motion to dismiss the new air-related claims. In the third quarter, the Trial Court denied TML's motion to dismiss those claims and two motions for summary judgment in respect of the CERCLA claims. TML has subsequently filed a motion seeking a ruling that the CERCLA claims are not ripe. Subsequent

27. Contingencies (continued)

to year end, following a TML motion for reconsideration, the Trial Court reversed and dismissed the MTCA claims. The State of Washington has filed a further motion challenging parts of this decision and seeking clarification of other parts.

A hearing with respect to natural resource damages and assessment costs is scheduled for 2024.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

Elk Valley Water Quality

In the first quarter of 2021, Teck Coal Limited (TCL) pleaded guilty in relation to two counts charging offences under s.36(3) of the *Fisheries Act* relating to 2012 discharges of selenium and calcite to a mine settling pond and to the upper Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia. In accordance with a joint sentencing submission by the Crown and TCL, in January 2022, TCL paid a fine of $2 million and made a contribution to the Environmental Damages Fund of $28 million in respect of each offence for a total of $60 million. The amount of the penalties was recorded as a short-term liability within trade accounts payable and other liabilities on our balance sheet as at December 31, 2021. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

Elkview Business Interruption Claim

In the fourth quarter of 2022, we submitted a business interruption insurance claim related to the structural failure of the Elkview plant feed conveyor belt. No amount was recognized in the consolidated financial statements for the insurance claim as of December 31, 2022 as the claims process was in progress. We received an advance payment of insurance proceeds of approximately $50 million in the first quarter of 2023 and we are in the process of resolving the balance of the claim.

28. Commitments

a) Capital Commitments

As at December 31, 2022, we had contracted for $1.2 billion of capital expenditures that have not yet been incurred for the purchase and construction of property, plant and equipment. This amount includes $997 million for QB2, $140 million for our steelmaking coal operations and $88 million for our 22.5% share of Antamina. The amount includes $1.2 billion that is expected to be incurred within one year and $24 million within two to five years.

b) Red Dog Royalty

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation, Inc. (NANA) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 40% of net proceeds of production occurred in the fourth quarter of 2022. An expense of $461 million was recorded in 2022 (2021 – $323 million) in respect of this royalty. The NANA royalty is expected to increase by another 5% to 45% in the fourth quarter of 2027.

c) Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine's free cash flow. An expense of $34 million was recorded in 2022 (2021 – $50 million) in respect of this royalty.

d) Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and other process inputs and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to *force majeure* provisions.

We have contractual arrangements for the purchase of power for the expansion and operation of Quebrada Blanca. These contracts are effective from a range of dates occurring between 2016 and 2025. These agreements supply power until 2042 and require payments of approximately US$234 million per year.

In 2020, we entered into a 14-year contractual arrangement to purchase power for Carmen de Andacollo. This arrangement requires payments of approximately US$42 million per year.

In 2018, we entered into a 20-year contractual arrangement to purchase power for our Trail Operations, with an option to extend for a further 10 years. This arrangement requires payments of approximately $75 million per year, escalating at 2% per year.

29. Segmented Information

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our Chief Executive Officer – copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm's-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of our announcement in 2022 to sell our 21.3% interest in Fort Hills and associated downstream assets, we have changed the composition of our reportable segments. Accordingly, the energy segment is no longer presented below, with information disclosed in Note 5, Assets Held for Sale and Discontinued Operations. We have also re-presented the previously reported segment information for the year ended December 31, 2021.

(CAD$ in millions)	December 31, 2022				
	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$ 3,381	$ 4,181	$ 10,409	$ –	$ 17,971
Less intra-segment revenue	–	(655)	–	–	(655)
Revenue (Note 6(a))	3,381	3,526	10,409	–	17,316
Cost of sales	(1,982)	(2,755)	(4,008)	–	(8,745)
Gross profit	1,399	771	6,401	–	8,571
Other operating expense	(367)	(55)	(398)	(765)	(1,585)
Profit (loss) from operations	1,032	716	6,003	(765)	6,986
Net finance income (expense)	(248)	(38)	(86)	222	(150)
Non-operating income (expense)	(185)	9	35	(134)	(275)
Share of profit of associates and joint ventures	4	–	–	–	4
Profit (loss) before taxes from continuing operations	603	687	5,952	(677)	6,565
Capital expenditures from continuing operations	3,910	370	1,167	18	5,465
Goodwill (Note 17)	416	–	702	–	1,118
Total assets from continuing operations	$ 23,801	$ 4,523	$ 18,070	$ 4,663	$ 51,057
Total assets from discontinued operations – Unallocated	–	–	–	–	1,302
Total assets	$ 23,801	$ 4,523	$ 18,070	$ 4,663	$ 52,359

29. Segmented Information (continued)

(CAD$ in millions)		December 31, 2021				
	Copper	**Zinc**	**Steelmaking Coal**	**Corporate**	**Total**	
Segment revenue	$ 3,452	$ 3,574	$ 6,251	$ –	$ 13,277	
Less intra-segment revenue	–	(511)	–	–	(511)	
Revenue (Note 6(a))	3,452	3,063	6,251	–	12,766	
Cost of sales	(1,711)	(2,375)	(3,466)	–	(7,552)	
Gross profit	1,741	688	2,785	–	5,214	
Impairment reversal (Note 8(a))	215	–	–	–	215	
Other operating income (expense)	(14)	(41)	153	(544)	(446)	
Profit (loss) from operations	1,942	647	2,938	(544)	4,983	
Net finance income (expense)	(116)	(47)	(91)	69	(185)	
Non-operating income (expense)	(137)	4	–	26	(107)	
Share of loss of associates and joint ventures	(3)	–	–	–	(3)	
Profit (loss) before taxes from continuing operations	1,686	604	2,847	(449)	4,688	
Capital expenditures from continuing operations	3,074	259	1,284	16	4,633	
Goodwill (Note 17)	389	–	702	–	1,091	
Total assets	$ 18,077	$ 4,401	$ 18,390	$ 6,500	$ 47,368	

The geographical distribution of our non-current assets from continuing operations in 2022, and for all our non-current assets in 2021, other than financial instruments, deferred tax assets and post-employment benefit assets, is as follows:

(CAD$ in millions)	December 31, 2022	December 31, 2021
Canada	$ 20,104	$ 22,949
Chile	19,206	13,771
United States	1,787	1,788
Peru	1,845	1,597
Other	34	162
	$ 42,976	$ 40,267

30. Financial Instruments and Financial Risk Management

a) Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, liquidity risk, interest rate risk, commodity price risk, credit risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Financial Risk Management Committee and our Board of Directors.

Foreign Exchange Risk

We operate on an international basis, and therefore, foreign exchange risk exposures arise from transactions denominated in a currency other than the functional currency of the entity. Our foreign exchange risk arises primarily with respect to the U.S. dollar, Chilean peso and Peruvian sol. Our cash flows from Canadian, Chilean and Peruvian operations are exposed to foreign exchange risk, as commodity sales are denominated in U.S. dollars and a substantial portion of operating expenses is denominated in local currencies.

We also have various investments in U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against these net investments.

U.S. dollar financial instruments subject to foreign exchange risk consist of U.S. dollar denominated items held in Canada and are summarized below.

(US$ in millions)	December 31, 2022		December 31, 2021	
Cash and cash equivalents	$	634	$	664
Trade and settlement receivables		629		1,042
Trade accounts payable and other liabilities		(570)		(703)
Debt (Note 19)		(2,585)		(3,478)
Reduced by: Debt designated as a hedging instrument in our net investment hedge		1,686		2,697
Net U.S. dollar exposure	$	(206)	$	222

As at December 31, 2022, with other variables unchanged, a $0.10 strengthening of the Canadian dollar against the U.S. dollar would result in a $26 million pre-tax gain (2021 – $17 million pre-tax loss) from our financial instruments. There would also be a $946 million pre-tax loss (2021 – $582 million) in other comprehensive income from the translation of our foreign operations. The inverse effect would result if the Canadian dollar weakened by $0.10 against the U.S. dollar.

Liquidity Risk

Liquidity risk arises from our general and capital funding requirements. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 19(e) details our available credit facilities as at December 31, 2022.

30. Financial Instruments and Financial Risk Management (continued)

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2022 are as follows:

(CAD$ in millions)	Less Than 1 Year	2—3 Years	4—5 Years	More Than 5 Years	Total
Trade accounts payable and other liabilities	$ 3,906	$ –	$ –	$ –	$ **3,906**
Debt (Note 19(f))	616	796	1,101	4,749	**7,262**
Lease liabilities	138	164	114	329	**745**
Obligation to Neptune Bulk Terminals	–	28	28	133	**189**
ENAMI preferential dividend liability	–	–	261	107	**368**
QB2 advances from SMM/SC	–	–	–	2,293	**2,293**
QB2 variable consideration to IMSA	–	135	–	–	**135**
Other liabilities	–	87	31	12	**130**
Estimated interest payments on debt	417	729	590	2,145	**3,881**
Estimated interest payments on QB2 advances from SMM/SC	–	–	–	1,019	**1,019**
Estimated interest payments on lease and other liabilities	16	22	17	43	**98**

During the year ended December 31, 2021, we entered into a receivable factoring facility for metal concentrate sales, where from time to time we are able to factor specified invoices. The counterparty to these arrangements has discretion to determine the amount of invoices it factors under the arrangements. The derecognition criteria is met for these receivables upon execution of the transaction. There were no factoring receivable facilities entered into during the year ended December 31, 2022.

Interest Rate Risk

Our interest rate risk arises in respect of our holdings of cash, cash equivalents and floating rate debt. Our interest rate management policy is to borrow at both fixed and floating rates to offset financial risks.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

A 1% increase in the short-term interest rate at the beginning of the year, with other variables unchanged, would have resulted in a $21 million pre-tax increase in our profit (2021 – $1 million pre-tax decrease). There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead derivative contracts outstanding as described in (b) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final settlement pricing adjustments to receivables and payables, derivative contracts for zinc and lead and embedded derivatives in our TAK road and port contract, in the ongoing payments under our silver stream and gold stream arrangements and in the QB2 variable consideration to IMSA.

The following represents the effect on profit attributable to shareholders from a 10% change in commodity prices, based on outstanding receivables and payables subject to final pricing adjustments at December 31, 2022 and December 31, 2021. There is no effect on other comprehensive income.

	Price on December 31,		Change in Profit Attributable to Shareholders	
(CAD$ in millions)	**2022**	2021	**2022**	2021
Copper	**US$3.80/lb.**	US$4.42/lb.	**$ 52**	$ 53
Zinc	**US$1.35/lb.**	US$1.62/lb.	**$ 9**	$ 7
Steelmaking coal	**US$257/tonne**	–	**$ 9**	$ –

A 10% change in the price of copper, zinc, lead, silver and gold, respectively, with other variables unchanged, would change our net asset relating to derivatives and embedded derivatives, excluding receivables and payables subject to final pricing adjustments and would change our pre-tax profit attributable to shareholders by $35 million (2021 – $23 million). There would be no effect on other comprehensive income.

Credit Risk

Credit risk arises from cash, cash equivalents, derivative contracts, debt securities and trade receivables. While we are exposed to credit losses due to the non-performance of our counterparties, there are no significant concentrations of credit risk and we do not consider this to be a material risk.

Our primary counterparties related to our cash, cash equivalents, derivative contracts and debt securities carry investment grade ratings as assessed by external rating agencies, which are monitored on an ongoing basis. All of our commercial customers are assessed for credit quality at least once a year or more frequently if business- or customer-specific conditions change based on an extensive credit rating scorecard developed internally using key credit metrics and measurements that were adapted from S&P's and Moody's rating methodologies. Sales to customers that do not meet the credit quality criteria are secured either by a parental guarantee, a letter of credit or prepayment.

For our trade receivables, we apply the simplified approach for determining expected credit losses, which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, as required. Since the majority of our customers are considered to have low default risk and our historical default rate and frequency of losses are low, the lifetime expected credit loss allowance for trade receivables is nominal as at December 31, 2022.

Our investments in debt securities carried at fair value through other comprehensive income (loss) are considered to have low credit risk, as our counterparties have investment grade credit ratings. The credit risk of our investments in debt securities has not increased significantly since initial recognition of these investments and accordingly, the loss allowance for investments in debt securities is determined based on the 12-month expected credit losses. The 12-month expected credit loss allowance is based on historical and forward-looking default rates for investment grade entities, which are low and, accordingly, the 12-month expected credit loss allowance for our investments in debt securities is nominal as at December 31, 2022.

b) Derivative Financial Instruments and Hedges

30. Financial Instruments and Financial Risk Management (continued)

Sale and Purchase Contracts

We record adjustments to our settlement receivables and payables for provisionally priced sales and purchases, respectively, in periods up to the date of final pricing based on movements in quoted market prices or published price assessments for steelmaking coal. These arrangements are based on the market price of the commodity and the value of our settlement receivables and payables will vary, as prices for the underlying commodities vary in the metal markets. These final pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains from purchases) in a declining price environment and are recorded in other operating income (expense).

The table below outlines our outstanding settlement receivables and payables, which were provisionally valued at December 31, 2022 and December 31, 2021.

	Outstanding at December 31, 2022		Outstanding at December 31, 2021	
	Volume	Price	Volume	Price
Receivable positions				
Copper (pounds in millions)	**168**	**US$3.80/lb.**	156	US$4.42/lb.
Zinc (pounds in millions)	**218**	**US$1.35/lb.**	175	US$1.62/lb.
Lead (pounds in millions)	**17**	**US$1.05/lb.**	53	US$1.06/lb.
Steelmaking coal (tonnes in thousands)	**388**	**US$257/tonne**	–	–
Payable positions				
Zinc payable (pounds in millions)	**75**	**US$1.35/lb.**	63	US$1.62/lb.
Lead payable (pounds in millions)	**18**	**US$1.05/lb.**	10	US$1.06/lb.

At December 31, 2022, total outstanding settlement receivables were $1.1 billion (2021 – $1.1 billion) and total outstanding settlement payables were $45 million (2021 – $39 million) (Note 18). These amounts are included in trade and settlement receivables and in trade accounts payable and other liabilities, respectively, on the consolidated balance sheets.

Zinc and Lead Swaps

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarters of each year than in the first and second quarters. During 2022 and 2021, we purchased and sold zinc and lead swaps to match our economic exposure to the average zinc and lead prices over our shipping year, which is from July of one year to June of the following year. We do not apply hedge accounting to the zinc or lead swaps.

The fair value of our commodity swaps is calculated using a discounted cash flow method based on forward metal prices. A summary of these derivative contracts and related fair values as at December 31, 2022 is as follows:

Derivatives not designated as hedging instruments	Quantity	Average Price of Purchase Commitments	Average Price of Sale Commitments	Fair Value Asset (CAD$ in millions)
Zinc swaps	181 million lbs.	US$1.34/lb.	US$1.34/lb.	$ 4
Lead swaps	75 million lbs.	US$1.01/lb.	US$1.02/lb.	8
				$ 12

All free-standing derivative contracts mature in 2023–2024.

Free-standing derivatives not designated as hedging instruments are recorded in prepaids and other current assets in the amount of $12 million on our consolidated balance sheet.

Derivatives Not Designated as Hedging Instruments and Embedded Derivatives

(CAD$ in millions)	Amount of Gain (Loss) Recognized in Other Operating Income (Expense) and Non-Operating Income (Expense)	
	2022	**2021**
Zinc derivatives	$ **15**	$ 17
Lead derivatives	**3**	4
Settlement receivables and payables (Note 9)	**(371)**	442
Contingent zinc escalation payment embedded derivative (c)	**27**	(28)
Gold stream embedded derivative (c)	**(8)**	(8)
Silver stream embedded derivative (c)	**(2)**	(7)
QB2 variable consideration to IMSA (Note 11(a))	**(5)**	(97)
	$ **(341)**	$ 323

Accounting Hedges

Net investment hedge

We manage the foreign currency translation risk of our various investments in U.S. dollar functional currency subsidiaries in part through the designation of our U.S. dollar denominated debt as a hedge against these net investments. We designate the spot element of the U.S. dollar debt as the hedging instrument. As only the spot rate element of the debt is designated in the hedging relationship, no ineffectiveness is expected and no ineffectiveness was recognized in profit for the years ended December 31, 2022 and 2021. The hedged foreign currency risk component is the change in the carrying amount of the net assets of the U.S. dollar functional currency subsidiaries arising from spot U.S. dollar to Canadian dollar exchange rate movements. At December 31, 2022, US$1.7 billion of our debt (2021 – US$2.7 billion) and U.S. dollar investment in foreign operations were designated in a net investment hedging relationship. During the year ended December 31, 2022, $65 million (2021 – $13 million) of foreign exchange translation on our U.S. dollar investment in foreign operations was hedged by an offsetting amount of foreign exchange translation on our U.S. dollar denominated debt. Refer to Note 25(e) for the effect of our net investment hedges on other comprehensive income.

c) Embedded Derivatives

The TAK road and port contract contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $36 million at December 31, 2022 (2021 – $60 million), of which $9 million (2021 – $9 million) is included in trade accounts payables and other liabilities and the remaining $27 million (2021 – $51 million) is included in provisions and other liabilities.

The gold stream and silver stream agreements entered into in 2015 each contain an embedded derivative in the ongoing future payments due to us. The gold stream's 15% ongoing payment contains an embedded derivative relating to the gold price. The fair value of this embedded derivative was $37 million at December 31, 2022 (2021 – $43 million), of which $3 million (2021 – $3 million) is included in prepaids and other current assets and the remaining $34 million (2021 – $40 million) is included in financial and other assets. The silver stream's 5% ongoing payment contains an embedded derivative relating to the silver price. The fair value of this embedded derivative was $24 million at December 31, 2022 (2021 – $25 million), of which $2 million (2021 – $2 million) is included in prepaids and other current assets and the remaining $22 million (2021 – $23 million) is included in financial and other assets.

31. Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain debt securities and certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2022 and 2021, are summarized in the following table:

(CAD$ in millions)	2022				2021			
	Level 1	Level 2	Level 3	**Total**	Level 1	Level 2	Level 3	Total
Financial assets								
Cash equivalents	$ 1,624	$ –	$ –	**$ 1,624**	$ 790	$ –	$ –	$ 790
Marketable and other equity securities	69	–	150	**219**	41	–	47	88
Debt securities	159	–	–	**159**	104	–	1	105
Settlement receivables	–	1,118	–	**1,118**	–	1,126	–	1,126
Derivative instruments and embedded derivatives	–	74	–	**74**	–	78	–	78
	$ 1,852	$ 1,192	$ 150	**$ 3,194**	$ 935	$ 1,204	$ 48	$ 2,187
Financial liabilities								
Derivative instruments and embedded derivatives	$ –	$ 149	$ –	**$ 149**	$ –	$ 158	$ –	$ 158
Settlement payables	–	45	–	**45**	–	39	–	39
	$ –	$ 194	$ –	**$ 194**	$ –	$ 197	$ –	$ 197

The discounted cash flow models used to determine the FVLCD of certain non-financial assets, are classified as Level 3 measurements. Refer to Note 5 and Note 8 for information about these fair value measurements.

Unless disclosed elsewhere in our financial statements (Note 19, Note 21 and Note 24(b)), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

32. Capital Management

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business while minimizing the cost of such capital and providing for returns to our investors. Our financial policies are to maintain, on average over time, a target debt-to-EBITDA ratio of approximately 2.0x, consistent with an investment grade credit rating. This ratio is expected to vary from its target level from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects. We may also review and amend such policy targets from time to time. We maintain one committed sustainability-linked revolving facility in the amount of US$4.0 billion. As at December 31, 2022, our US$4.0 billion sustainability-linked revolving credit facility was undrawn. It includes a financial covenant that requires us to maintain a net debt-to-capitalization ratio that does not exceed 0.60 to 1.0 (Note 19(e)).

As at December 31, 2022, our debt-to-adjusted EBITDA ratio was 0.8 (2021 – 1.2) and our net debt-to-capitalization ratio was 0.19 to 1.0 (2021 – 0.22 to 1.0). We manage the risk of not meeting our financial targets through the issuance and repayment of debt, our distribution policy, the issuance of equity capital and asset sales, as well as through the ongoing management of operations, investments and capital expenditures.

33. Key Management Compensation

The compensation for key management recognized in total comprehensive income in respect of employee services is summarized in the table below. Key management includes our directors, Chief Executive Officer, President and Chief Operating Officer, and senior vice presidents.

(CAD$ in millions)		2022		2021
Salaries, bonuses, director fees and other short-term benefits	$	23	$	21
Post-employment benefits		(7)		1
Share option compensation expense		12		12
Compensation expense related to Units		54		48
	$	82	$	82

34. Subsequent Event

On February 18, 2023, Teck's Board of Directors approved the reorganization of Teck's business (the Separation) to separate Teck into two independent, publicly-listed companies: Teck Metals Corp. and Elk Valley Resources Ltd. (EVR). The Separation is structured as a spin-off of Teck's steelmaking coal business by way of a distribution of EVR common shares to Teck shareholders. In consideration for the transfer of the specified assets and liabilities of the steelmaking coal business to EVR, EVR will issue preferred shares and grant a royalty (collectively, the "Transition Capital Structure"), as well as issue EVR common shares. Teck Metals will hold 87.5% of the Transition Capital Structure and will distribute all of the EVR common shares held by Teck to its shareholders. Teck has also reached agreements with Nippon Steel Corporation (NSC) and POSCO to exchange their non-controlling interests in the Elkview operations, and specifically with POSCO to exchange their direct interest in the Greenhills operations, for EVR's common shares and a percentage of the Transition Capital Structure. In addition, NSC will invest approximately $1.0 billion to increase its interest in the Transition Capital Structure. As part of the analysis of the Separation, we estimated the fair value of the steelmaking coal group of CGUs expected to result from the transaction. We determined that the estimated fair value of the steelmaking coal group of CGUs exceeded the carrying value at December 31, 2022 and no impairment was identified. Completion of the transaction is subject to a number of customary conditions and if applicable court and shareholder approvals are received, completion of the transaction could occur in the second quarter of 2023.

Board of Directors[9]

Sheila A. Murray
Chair of the Board
Director since 2018

Norman B. Keevil, III
Vice Chair of the Board
Director since 1997

Jonathan H. Price
Chief Executive Officer
Director since 2022

Harry "Red" M. Conger, IV
President and Chief Operating Officer
Director since 2022

Mayank M. Ashar[1,5]
Director since 2007

Quan Chong
Director since 2016

Edward C. Dowling, Jr.[2,3,5]
Director since 2012

Tracey L. McVicar[1,2]
Director since 2014

Una M. Power[1,2]
Director since 2017

Yoshihiro Sagawa[4]
Director since 2022

Paul G. Schiodtz[1,4]
Director since 2022

Timothy R. Snider[3,4,5]
Director since 2015

Sarah A. Strunk[3,4]
Director since 2022

Masaru Tani[4]
Director since 2021

Notes:
1   Member of the Audit Committee
2   Member of the Compensation & Talent Committee
3   Member of the Corporate Governance & Nominating Committee
4   Member of the Safety & Sustainability Committee
5   Member of the Technical Committee

[9] Directors listed as at February 21, 2023. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile on SEDAR at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

Officers[10]

Sheila A. Murray
Chair of the Board

Norman B. Keevil III
Vice Chair of the Board

Jonathan H. Price
Chief Executive Officer

Harry "Red" M. Conger, IV
President and Chief Operating Officer

Shehzad Bharmal
Senior Vice President, Base Metals

Greg J. Brouwer
Senior Vice President, Technology
and Innovation

Alex N. Christopher
Senior Vice President, Projects
and Technical Services

Réal Foley
Senior Vice President, Marketing
and Logistics

C. Jeffrey Hanman
Senior Vice President, Sustainability
and External Affairs

Nicholas P.M. Hooper
Senior Vice President, Corporate
Development and Exploration

Ralph J. Lutes
Senior Vice President, Asia
and Europe

Kieron McFadyen
Senior Vice President, Energy

Tyler S. Mitchelson
Senior Vice President, Copper Growth

H. Fraser Phillips
Senior Vice President, Investor
Relations and Strategic Analysis

Crystal J. Prystai
Senior Vice President and Chief
Financial Officer

Charlene A. Ripley
Senior Vice President and
General Counsel

Peter C. Rozee
Senior Vice President, Commercial
and Legal Affairs

Robin B. Sheremeta
Senior Vice President, Coal

Marcia M. Smith
Senior Vice President and Advisor
to the President and CEO

Dean C. Winsor
Senior Vice President and Chief
Human Resources Officer

Ian K. Anderson
Vice President, Logistics

Douglas B. Brown
Vice President, Corporate Affairs

Anne J. Chalmers
Vice President, Risk and Security

Amparo Cornejo
Vice President, South America

Larry M. Davey
Vice President, Maintenance

Sepanta Dorri
Vice President, Decarbonization

Justine B. Fisher
Vice President and Treasurer

Sarah A. Hughes
Vice President, Assurance
and Advisory

K. Scott Jeffery
Vice President, Tax

Amber C. Johnston-Billings
Vice President, Communities,
Government Affairs and
HSEC Systems

M. Colin Joudrie
Vice President, Business
Development

Scott E. Maloney
Vice President, Environment

Stuart R. McCracken
Vice President, Exploration
and Geoscience

Brianne L. Metzger-Doran
Vice President, Health and Safety

Karla L. Mills
Vice President, Project Development

Amanda R. Robinson
Corporate Secretary

Donald J. Sander
Vice President, Planning and
Innovation, Coal

Jason J. Sangha
Vice President, Planning and
Strategy, Base Metals

André D. Stark
Vice President, Marketing

Nikola Uzelac
Vice President, Legal

Justin M. Webb
Vice President and Chief
Information Officer

[10] Officers listed as at February 21, 2023. More information on our directors and officers can be found in our most recent Annual Information Form or in our Management Proxy Circular, which are available on our website at www.teck.com, under our profile on SEDAR at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission website at www.sec.gov.

Corporate Information

2022 Share Prices and Trading Volume

Class B subordinate voting shares–TSX–CAD$/share

	High	Low	Close	Volume
Q1	$ 54.03	$ 36.82	$ 50.48	131,011,944
Q2	$ 57.50	$ 37.97	$ 39.36	138,690,512
Q3	$ 48.67	$ 32.68	$ 42.01	117,176,806
Q4	$ 53.12	$ 41.08	$ 51.17	89,544,696
				476,423,958

Class B subordinate voting shares–NYSE–US$/share

	High	Low	Close	Volume
Q1	$ 42.38	$ 28.66	$ 40.39	93,107,181
Q2	$ 45.90	$ 29.39	$ 30.57	89,253,036
Q3	$ 37.63	$ 24.72	$ 30.41	67,684,773
Q4	$ 39.62	$ 29.79	$ 37.82	52,139,661
				302,184,651

Class A common shares–TSX–CAD$/share

	High	Low	Close	Volume
Q1	$ 56.95	$ 37.75	$ 54.40	226,445
Q2	$ 62.75	$ 39.00	$ 39.71	382,380
Q3	$ 49.99	$ 33.31	$ 41.40	160,367
Q4	$ 53.94	$ 42.80	$ 51.93	83,511
				852,703

Stock Exchanges

Our Class A common shares and Class B subordinate voting shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B, respectively.

Our Class B subordinate voting shares are also listed on the New York Stock Exchange under the symbol TECK.

Dividends Declared on Class A and B Shares

Amount per share	Payment Date
$ 0.625	March 31, 2022
$ 0.125	June 30, 2022
$ 0.125	September 29, 2022
$ 0.125	December 30, 2022

These dividends are eligible for both the Canadian federal and provincial enhanced dividend tax credits.

Shares Outstanding at December 31, 2022

Class A common shares	7,765,503
Class B subordinate voting shares	505,953,600

Annual Meeting

Our annual meeting of shareholders will be held at 12:00 p.m. on April 26, 2023.

Transfer Agents

Inquiries regarding change of address, stock transfers, registered shareholdings, dividends, estate matters, or lost certificates should be directed to our Registrar and Transfer Agent:

TSX Trust Company
650 West Georgia Street, Unit 2200,
Vancouver, British Columbia V6B 4N9

TSX Trust Company provides an AnswerLine Service for the convenience of shareholders:

Toll-free in Canada and the United States
+1.800.387.0825
Outside Canada and the United States
+1.416.682.3860
Email: shareholderinquiries@tmx.com
Website: https://tsxtrust.com//

American Stock Transfer & Trust Company, LLC
6201 – 15th Avenue,
Brooklyn, New York 11219
+1.800.937.5449 or +1.718.921.8124
Email: help@astfinancial.com
Website: www.astfinancial.com
TTY: +1.866.703.9077 or +1.718.921.8386

Auditors

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Suite 1400, 250 Howe Street,
Vancouver, British Columbia V6C 3S7

Annual Information Form

We prepare an Annual Information Form that is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of our Annual Information Form and annual and quarterly reports are available on request or on our website at www.teck.com, under our profile on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.





Teck Resources Limited
Suite 3300, 550 Burrard Street
Vancouver, British Columbia, Canada
V6C 0B3
+1.604.699.4000 Tel
www.teck.com

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